THE CHARLES SCHWAB CORPORATION 2003 Annual Report

Individual investors want trading, advice and service on their terms.
Independent investment advisors want support to grow their business.
Affluent investors with complex situations want specialized wealth management.
Institutions want an alternative to traditional research and trading.
All investors want independent, analytically sound market insight.

Table of Contents

Financial Highlights

In millions, except per share amounts and as noted

	Growth Rate 1-Year 2002-2003	2003	2002	2001
Revenues [1]	-	$4,087	$4,091	$4,292
Net income	333%	$ 472	$ 109	$ 199
Basic earnings per share [2]	338%	$ .35	$ .08	$ .14
Diluted earnings per share [2]	338%	$ .35	$ .08	$ .14
Adjusted operating income [3]	20%	$ 490	$ 409	$ 424
Dividends declared per common share	14%	$ .050	$ .044	$ .044
Weighted-average common shares outstanding — diluted	(1%)	1,364	1,375	1,399
Closing market price per share (at year end)	9%	$11.84	$10.85	$15.47
Book value per common share (at year end)	10%	$ 3.29	$ 2.98	$ 3.04
Pre-tax profit margin — reported		17.4%	4.6%	8.3%
After-tax profit margin — reported		11.5%	2.7%	4.6%
After-tax profit margin — operating [3]		12.0%	10.0%	9.9%
Long-term debt (at year end)	20%	$ 772	$ 642	$ 730
Stockholders' equity (at year end)	11%	$4,461	$4,011	$4,163
Return on stockholders' equity		11%	3%	5%
Full-time equivalent employees (at year end, in thousands)	(2%)	16.3	16.7	19.6

1 Revenues are presented net of interest expense. 2002 and 2001 have been adjusted to summarize the impact of The Charles Schwab Corporation's sale of its U.K. brokerage subsidiary, Charles Schwab Europe, in loss from discontinued operations.

2 Both basic and diluted earnings per share include loss from discontinued operations of $.00, $(.03), and $(.01) per share in 2003, 2002, and 2001, respectively, and an extraordinary gain of $.01 and $.08 per share in 2002 and 2001, respectively.

3 Represents a non-GAAP income measure, which excludes non-operating revenue (which primarily consists of gains on sales of investments), restructuring and other charges, impairment charges, acquisition- and merger-related charges, discontinued operations, and extraordinary items. See reconciliation of net income to adjusted operating income on page 38.

Forward-Looking Statements: In addition to historical information, this Annual Report contains forward-looking statements that reflect management's goals, objectives, and expectations as of the date hereof. These statements relate to, among other things, the Company's ability to broaden the services and products offered through its individual investor and independent investment advisor businesses, expand its service offerings and efficiently navigate clients to appropriate solutions, generate increased revenues in the institutional equity trading business, and execute its growth strategy by attracting a bigger share of its clients' assets and adding new clients (see Letter from the Chief Executive Officer). Additionally, these statements relate to compensation and benefits expense and marketing communications expense as a percentage of total revenues, long-term debt to total capital ratio, capital expenditures, revenue growth, after-tax profit margin, and return on stockholders' equity (see Letter from the Chief Financial Officer). Achievement of the expressed goals, objectives, and expectations is subject to certain risks and uncertainties that could cause actual results to differ materially from those goals, objectives, or expectations. See "Forward-Looking Statements" in Management's Discussion and Analysis of Results of Operations and Financial Condition on page 42 in this Annual Report for a discussion of important factors that may cause such differences.

Enter Schwab Personal Choice™
Enter Schwab Services for Investment Managers
Enter U.S. Trust
Enter Schwab Soundview Capital Markets
Enter Schwab Market Insight

This is where we come in™... with a comprehensive range of solutions that represent an exciting future for our clients, our employees and our stockholders.

From the Chairman

Dear Fellow Investors,

When I look back on each of the 12 months of last year, what strikes me most is the change in the environment compared to 2002. The geopolitical climate stabilized. The economy demonstrated clear signs of recovery and growth. In fact, nearly 140 million Americans were employed as of January 2004, a statistic overlooked in the current focus on unemployment. And the financial markets improved dramatically over the course of the year.

All this was certainly good news for our clients, and it helped Schwab as well. Profits increased, but I must acknowledge that much of our improved financial performance is a result of our restructuring and expense reduction efforts over the past three years. Those steps were absolutely painful — and absolutely necessary.

Revenues for 2003 were essentially flat compared to 2002, and everyone here knows that we need to rekindle our ability to grow. That's the focus of our strategic vision, which Dave Pottruck articulates in his letter to stockholders. It's a vision I endorse enthusiastically, one that should drive our growth in the years ahead. I also want to make it clear that we've been achieving solid strategic progress in each of the last three years. In fact, we began to see the impact of that progress in 2003 when Schwab attracted more new client dollars than any other investment firm reported — including the giants on Wall Street.

One aspect of our strategic progress I'm proudest of is the level of integration we've been able to achieve among our businesses. An integrated approach to delivery helps make it easier for clients to get the precise combination of products and services they want and need. And for Schwab as a whole, an integrated approach to management allows us to leverage the strengths of our businesses to serve more clients, and to increase the diversity of our revenues.

Before the markets' collapse just over three years ago, we achieved our remarkable growth by delivering innovative, useful and ethical investing services to our clients. That remains our mission and the key to our future success. Our commitment to self-directed investors — including active traders, small investors and clients with the experience and confidence to make their own decisions — is unwavering.

At the same time, we have significantly broadened our reach and capabilities. Schwab Personal Choice, introduced earlier this year, represents what I believe is the industry's most complete range of investing, advice and wealth management services for individuals. It greatly enhances our ability to compete for nearly every kind of investor — from active traders seeking highly competitive pricing and leading-edge technology to the most affluent individuals and families in need of sophisticated wealth management. It includes excellent options for self-directed investors, including schwab.com, our 376 offices, and telephone-based investment help as well as a wealth of investing insight for those investors who need and want more advice.

We can now provide a wide array of consistent but individualized guidance, from periodic portfolio reviews to more proactive, ongoing investment consultations, or the personalized investment management services offered by the independent, fee-based advisors who partner with us.

In my opinion, no other firm offers a more compelling and comprehensive range of services. But what truly sets Schwab apart is our focus on the needs and preferences of our clients. As we say in our advertisements, we begin with the simple question, "How do you like to invest?" Answering that question effectively is the key to Schwab's future.

I am enthusiastic and optimistic about Schwab's possibilities for growth. We have never been better equipped to address our many opportunities. Rest assured that everyone at Schwab is working hard to turn those opportunities into results.

Sincerely,



Charles R. Schwab
Chairman
March 12, 2004

From the Chief Executive Officer

Dear Fellow Investors,

Late last year, I spoke to a group of Schwab officers about the firm's strategy and its direction. I said that the clouds were parting in our industry and in our business — referring, of course, to the uncertainties that hovered over the financial markets in 2001, 2002 and early 2003. By the end of 2003, stock market activity had begun to gain momentum, and the economy was showing signs of strength. These trends — along with our own strategic progress — translated into better results for Schwab in 2003, particularly in the last three quarters, and especially in comparison with the previous two years. But as a stockholder and employee, I can tell you that I am far from content with the level of Schwab's performance. I can also tell you that the lessons of the last three years have not faded away.

Net Income In Millions


$199
$109
$472
2001
2002
2003

The lessons Schwab learned, and the actions we took, are directly connected to the future of Schwab. We have invested a lot of time and effort in making Schwab leaner and more efficient since the stock market peaked three years ago. The downturn in the markets and the resulting investor apathy also forced us to take a long, hard look at whom we serve, what we do for them and how we are paid. Even as we were coping with the bear market, we continued to make strategic investments that, we believe, will make us more competitive than ever before.

A Strategic Perspective on Schwab

For this year's letter to stockholders, I won't spend time discussing our 2003 financial results. The numbers are thoroughly reviewed in the back of this report, notably in the letter on pages 32-33 by Schwab CFO Chris Dodds. Instead, I want to help you understand where this firm is headed — to give you the big-picture, strategic vision of Schwab and to discuss some of our progress in turning that vision into reality.

Our strategic approach is important to highlight because it helps to inform everything we do — or don't do — in pursuit of growth and profitability at Schwab. It defines the new services and products we pursue and guides our decisions about internal investments and acquisitions. It also links together all of our businesses into a whole that is greater than the sum of its parts. Strategically, Schwab strives to:

Revenues Per Average Full-Time Equivalent Employee In Thousands


$192
$220
$251
2001
2002
2003

- Defend and maintain our differentiation as the firm that delivers the most useful and ethical services in the world;
- Combine people and technology to deliver valuable, investing, trading and banking services;
- Lever core strengths into adjacent client segments and markets;
- Add investment and banking products where we can provide higher client value and convenience, increase our profitability and mitigate our cyclicality;
- Respond to our clients' demands for in-depth investing research and insight;
- Give clients new levels of choice tailored to their desire for help, their assets, their willingness to pay for additional services and the level of business they do with our firm.

Schwab's Core: Individual Investors and Their Advisors

Many people, both inside and outside the Company, have asked, "What is the core of Schwab?" Our original franchise was with individual investors, and broadened in the late 1980s to include independent advisors who serve individuals. These two client groups remain the core of the Schwab of 2004. Our objective is to continually broaden these two segments and serve them more effectively (a) by offering innovative services such as Schwab Equity Ratings,™ specialized consulting and advice and financial and estate planning, and (b) by delivering a greater array of products, such as bonds, managed accounts and specialized mutual funds, consumer and private banking, and options and futures trading.

We've been grappling with the best way to articulate what we've become with regard to this core franchise, but the essence is clear: Schwab has moved from a narrowly focused discount broker to a full-service, full-choice firm. We've moved from a Company that simply provides trade executions to the nation's fourth-largest financial services firm in terms of total assets — a Company that we believe will be able to provide investors with virtually any service they need delivered in almost any way they want.

Expanding Our Reach: Schwab Personal Choice

Our firm has been evolving for 30 years because investor needs and desires change continuously. Following the downturn in 2000, we saw a splintering of client needs.

Total Client Assets In Billions


$846
$765
$967
2001
2002
2003

Some wanted rock-bottom prices more than ever, while others asked for more advice and personalized service. As we began to test new concepts in 2003, we saw success with Schwab Private Client,℠ the Schwab AdvisorNetwork,® our "Fresh Start" promotion and our increasing emphasis on special services for active traders. So our development efforts launched into overdrive, and we created our newest offering, Schwab Personal Choice, which we unveiled to the world in early 2004.

You can read more about Schwab Personal Choice and what it offers to clients both in this report and at our website. From a strategic perspective, it is a reflection of the entire history of Schwab and our profound conviction that different investors have different needs and want to interact with a broker in different ways. Traditionally, Wall Street firms pigeonhole clients into a type of relationship based on their revenue potential, so that clients with more money and more propensity to trade get more attention and personalized service. But it doesn't take a great leap of the imagination to think of a wealthy, successful investor who wants nothing more than state-of-the-art transaction execution and access to high-quality research. Or to imagine a new investor with relatively modest assets who wants more personalized advice to get started with confidence. The great innovation of Schwab Personal Choice is that it lets clients choose the level of service and kind of relationship they want with Schwab. Enabling clients to get advice in the context of a relationship isn't a new thing at Schwab — nearly half of the client assets we hold are associated with an advisory relationship already — but Schwab Personal Choice expands the possibilities for clients and the opportunities for Schwab.

Advised Assets In Billions


$357
$333
$436
2001
2002
2003

I am excited about this new offering. It is powerful, it is ambitious, and it offers enormous potential. Ultimately, we hope to be the primary source for clients' needs with a complete, integrated range of financial and investment services. Our menu of choices will continue to grow along with the skills of our investment consultants and their ability to navigate clients efficiently to the most appropriate and effective solution.

A Different Kind of Investing Insight

Another key element of our strategic vision is to provide clients with a different kind of investment advice that is also more useful and relevant. Schwab has expended significant effort to build a set of research tools and advice capabilities that I believe is unique among investment firms.

As many of you know, we began by offering advice with portfolio-focused tools for asset allocation in the mid-1990s. We added mutual fund research and, most recently, a viewpoint on equities. We believe equity analysis and selection for individual investors should be based on a disciplined, fact-based approach. This type of approach recently led to Zacks Investment Research, Inc. reporting that Charles Schwab & Co., Inc.'s equity model portfolio was #1 among leading Wall Street firms' recommendation lists for the period from December 31, 2000 to December 31, 2003 (see page 23). And it was #1 by a substantial margin, beating the nearest competitor by 13 percentage points and outperforming the unmanaged S&P 500 Index by 30 percentage points. A similar philosophy behind that track record drives our Schwab Equity Ratings, which play a role in attracting new clients and have been eagerly embraced by existing ones (over 200,000 households a month view these ratings online); Schwab Equity Ratings are a strong differentiator for this firm, and we expect they will only get stronger.

Leveraging Our Strengths to Diversify

Our focus on building investing insight leads me to another key element in our strategy: diversifying into businesses that leverage our core franchise. Our institutional equity sales and trading business is a great example of this. One of our competitive strengths as we expand into the institutional trading market is the deep pool of our retail order flow with which institutional orders can interact. Remarkably, in January 2004 we were the number one or number two market maker in almost 50% of all Nasdaq stocks. I believe our ranking should grow as we increase our order flow. And it's important to note that all of our clients benefit from the enhanced liquidity and state-of-the-art trading platforms developed by the institutional business. Our Company benefits, in turn, from the revenue diversity that institutional trading brings to our bottom line.

In 2003, we also improved the strategic positioning of this business by hiring professionals from some of the most respected names on Wall Street and, in early 2004, by acquiring SoundView Technology Group, a fundamental equity research firm that fills an important gap in the investing insight we can offer to institutional clients. We renamed this enterprise Schwab Soundview Capital Markets (SSCM). I should point out here that we don't expect to unseat the institutional leaders, but as we strive to move from being a top 20 institutional firm to one in the top 15, or the top 10, we have the opportunity to generate hundreds of millions of dollars of revenue. SSCM is a perfect complement to our overall strategic focus on the individual investor. The capabilities we bring to larger institutions — a wide range of research, deep liquidity and state-of-the-art trading technology — are also valuable to the "mini-institutions" we serve: our independent investment advisor clients who manage hundreds of millions of dollars of assets.

It All Fits Together

As I hope I've made clear, there's a solid rationale behind the moves we make at Schwab — a philosophy that guides our decision making. And the result is our strategic positioning today: an ever-increasing ability to deliver a broad range of investment products and services to an equally broad spectrum of clients, stretching from active traders to independent investors to clients who want an advisor-guided relationship, whether that's from us or from one of the independent investment advisors with whom we do business. That spectrum is Schwab's core, and it represents a tremendous range of opportunities for us.



Net New Client Assets In Billions
$74
$48
$56
2001
2002
2003

We complement the services focused on our core market with more specialized, focused capabilities, like SSCM for institutional investors and Schwab Corporate Services for 401(k) plan sponsors and their participants. But even in those specialized offerings, there's a spillover benefit to the Schwab core. I've mentioned the benefits of SSCM to individual investors. With Schwab Corporate Services, we are taking advantage of another way to leverage our scale and technology and building some brand equity with a substantial group of potential individual clients. Moreover, our more specialized capabilities within the core can bring benefits to our firm more broadly. For example, the award-winning technology we've developed for the profitable CyberTrader business also gives us an advantage in serving other kinds of active traders.

U.S. Trust provides Schwab with a source of expertise on the complexities of wealth management, private banking and sophisticated services for our super-affluent clients who want more than we can provide through our retail services, and might go elsewhere if not for this capability.

Ultimately, the whole of Schwab is greater than the sum of its parts. And just as important, the Schwab of today can address a much broader set of opportunities.

Schwab client assets totaled nearly $1 trillion at year end 2003, but that's merely a small fraction of the total assets invested in U.S. markets. Our growth strategy is focused on two elements: First, we want to handle a bigger share of our clients' assets — and with the elements I've discussed in this letter, we believe we have the tools and capabilities to do that. And second, we want to add new clients, particularly those who are disenchanted with traditional Wall Street or mega-bank ways of doing business. Our market research suggests about 10% of the total assets of clients with portfolios valued between $100,000 and $1,000,000 — that's $600 *billion* — is moved among providers every year. With our new capabilities and our existing brand and reputation, we believe we can bring an increasing share of those "assets in motion" to Schwab.

It Comes Down to Execution

Of course, the real challenge with any strategy is execution. I think we've demonstrated our ability to get things done throughout Schwab's history, and our track record gives me confidence in our ability to take this firm into the future. Success will require that we keep in mind the needs and desires of our core constituency of individual investors and independent advisors. We'll need to continue to develop innovative investing and financial services that are useful to clients and profitable to us. We'll need to continue to expand our product offerings. And we'll continue to look for opportunities to further diversify our business into areas that leverage our core capabilities.

Success also requires the dedication of our people — and on this front, my confidence is high. The last three years have tried us all. The credit for retaining the loyalty of our clients throughout this upheaval really belongs to our front-line employees — those who work in Schwab's offices and service centers and in our U.S. Trust offices — as well as to the employees behind the scenes who run our portfolios, develop our technology, and keep all of our services supported and operating. I would like to acknowledge these often unsung heroes.

It would be foolish of me to say that morale is as high as it should be or even as high as it has been in the past; three difficult years, mediocre bonus awards and multiple layoffs have definitely impacted the people who work here. But even so, the people of Schwab have performed with admirable energy; they embody this firm's commitment to our clients' success. I cannot thank them enough for their efforts.

I am excited about what we've done and what we hope to do going forward. But if I've learned one thing in the past three years, it's about the importance of prudence — a lesson I happen to think most of our clients have absorbed as well. So while my optimism is real, it is also guarded. I certainly hope that the renewed energy in the investment markets continues in 2004 and beyond. But regardless of what happens in the markets, we're focusing intensely on the continuing need to deliver a more balanced mix of revenues, to lessen the Company's sensitivity to market cycles while protecting the operating leverage we enjoy when things pick up.

In closing, I thank our clients for their business and their confidence and our stockholders for their support. I am well aware of the humbling responsibility I have as the CEO who succeeds a legendary founder. All of us at Schwab are working hard to continue to earn your trust as we strive to grow this Company in the quarters and years ahead.

Sincerely,



David S. Pottruck
Chief Executive Officer
March 12, 2004

This is where we come in. The strategic issue, as we see it, is straightforward: How can one firm most effectively meet the needs and the desires of a broad range of clients? The answers have defined the continual evolution at Schwab. To be even more precise, the answers have defined Schwab, because no single set of services or style of relationship is suitable for every client. Some investors function best on their own, while others prefer to work through an advisor, a specialized financial institution, or even their employer. When it comes to helping clients approach the challenge of investing, Schwab gives them choices. We provide a range of capabilities, integrated wherever appropriate, united by a commitment to integrity and client service, and delivered through a combination of people and technology that generate real value.

Serving a Broad Range of Clients

With the February 2004 introduction of Schwab Personal Choice — a powerful complement to our existing client solutions — our capacity to serve a broad range of investors has never been greater.







Active Traders

For active traders, Schwab Trader CT™ and Schwab Signature Trading™ are technology-rich, cost-effective solutions; the most sophisticated active traders use our specialized CyberTrader® platform.

Independent Investors

For people who manage their own portfolios, Schwab Independent Investing Foundational™ and Schwab Independent Investing Signature™ provide tools, research, education and a host of account types and investment opportunities.

Advised Investors

For those who want ongoing advice, there's an array of solutions: Schwab Advised Investing Foundational™, Schwab Advised Investing Signature™, Schwab Private Client and the Schwab Advisor Network.







Investment Advisors

For independent investment advisors, Schwab Services for Investment Managers provides trading, operational support and consulting to help grow their businesses and serve their clients — typically affluent investors.

Affluent Investors

For individuals and families with particularly complex financial needs, U.S. Trust supplies comprehensive wealth management including private banking and a wide range of estate, tax and financial planning.

Institutions and Corporations

For institutional investors, Schwab Soundview Capital Markets offers research and trade execution. For employers, Schwab Corporate Services manages retirement, equity and options plans.

Individual investors want services on their terms, reflecting their preferences and needs: information, research and execution.



Enter Schwab Personal Choice / Active Trading and Schwab Independent Investing™

Active Trader Daily Average Revenue Trades In Thousands



65.3
61.1
80.8
Q4 2001
Q4 2002
Q4 2003

Schwab Global Assets* In Billions



$17
$16
$21
2001
2002
2003

*In U.S. Dollars

Schwab Personal Choice offers multiple solutions for individual clients who make their investment decisions independently. We provide access to a wide range of account types along with a full spectrum of investment instruments (including more than 1,700 mutual funds, U.S. and selected international equities, fixed income securities and options), online tools and premium research and several ways to execute transactions and manage portfolios. Advice and financial planning consultations are also available. Active traders at Schwab can take advantage of multiple services designed to offer power and control at competitive prices. Our CyberTrader subsidiary offers advanced technology and sophisticated trading and analytical tools to execute the strategies of highly active traders. Our research capabilities (see pages 22-23, "Market Insight"), particularly Schwab Equity Ratings, are a powerful set of tools to help investors make sound decisions. We address the needs of domestic investors who want to speak with Schwab in their native language through Schwab Global, which also serves international clients seeking a U.S. dollar-denominated account (see page 25, "Schwab Global").

In 2003, Schwab:

- Conducted approximately 4,500 local investing workshops and education events, hosting nearly 43,000 participants;
- Experienced increased investor engagement; daily average revenue trades increased from 115,000 in the first quarter to 162,000 in the fourth quarter;
- Ranked #1 in Gomez's "On-Site Resources" category for the depth and breadth of tools and information on schwab.com; we were also named to the *Forbes* magazine "Best of the Web" list.

Investors who want help in managing their money need relationships—but relationships come in all shapes and sizes.



Enter Schwab Personal Choice / Schwab Advised Investing™

Schwab Private Client Assets In Billions


$16
$6
2002
2003

Schwab Advisor Network Referrals
In Thousands


20,400
9,600
2002*
2003

*4/1-12/31

Many investors want professional expertise to help them with the challenge of financial management, and Schwab Personal Choice offers an array of opportunities to get advice and guidance. Significantly, our advised investing options are not necessarily tied to the size of a client's portfolio; instead, our clients choose the level of attention that they need, ranging from periodic telephone-based consultations through our new Schwab Advised Investing solutions to a one-on-one, in-person relationship through Schwab Private Client. Most of Schwab's investment consultants have years of industry experience in advising clients. Many have advanced degrees and certifications. They all have access to research and decision-making tools designed to address everything from asset allocation to portfolio construction, rebalancing and mutual fund and equity selection. As part of Schwab Personal Choice, we also make available a screened set of more than 325 independent financial advisors through the Schwab Advisor Network.

In 2003, Schwab:

- Finished the year with $436 billion in client assets in accounts with an ongoing advisory component, up 31% from year end 2002;
- More than doubled the number of households using Schwab Private Client and increased assets under management by 162% over year end 2002;
- Referred more than 20,000 investors to the Schwab Advisor Network; the Network attracted $5.8 billion in assets during the year, and assets at Schwab associated with the Network and its predecessor referral program equaled $20 billion at year end.

Independent investment advisors want support to grow their businesses—and to deliver better, more comprehensive service to their individual investor clients.



Enter Schwab Services for Investment Managers

SIM Client Assets In Billions


$235
$222
$287
2001
2002
2003

SIM Client Accounts In Millions


1.08
1.18
1.24
2001
2002
2003

The demand for professional investment management has grown steadily in recent years. That's good news for the approximately 5,100 independent advisory firms who utilize the capabilities of Services for Investment Managers (SIM). We've been serving this important clientele since 1987, and it continues to be a core client base for Schwab. SIM clients leverage Schwab's operational capabilities and infrastructure to provide better service to their investor clients; in addition, we provide them with tools and resources to help them grow their businesses, including investment research, consulting services that address issues like succession planning, and client reporting and communication. A select number of SIM clients have become part of the Schwab Advisor Network, our prescreened set of independent investment advisors to which Schwab refers affluent clients who want customized, independent and discretionary money management.

In 2003, SIM:

- Custodied client assets totaling $287 billion at year end — nearly one third of the Company's total client assets — up 29% from 2002;
- Introduced the Schwab Advisor Transition Support™ suite of services to help advisors deal with succession planning;
- Enhanced its Advisor WebCenter® website to make it easier to upload documents and support online marketing efforts;
- Hosted its 13th annual IMPACT® conference, a forum for learning about advisor-related issues and challenges, attended by nearly 1,000 advisors.

Affluent individuals want specialized wealth management expertise, private banking and a high level of personalized service.



Enter U.S. Trust

Referrals from Schwab In Billions


$1.0
$1.8
$3.2
2001
2002
2003

U.S. Trust Assets In Billions


$124
$108
$137
2001
2002
2003

U.S. Trust Corporation provides a comprehensive array of wealth management services including: investment management and consulting; fiduciary services; financial, tax and estate planning; and private banking. The firm integrates these services to provide customized solutions for highly affluent individuals, families and institutions. U.S. Trust, one of the oldest and most respected firms in the wealth management business, combines sophisticated expertise with the highest levels of personal service. Investment management is a cornerstone of U.S. Trust's capabilities, and it has an impressive team of portfolio managers and research analysts who work together to devise investment strategies that meet a variety of client objectives. U.S. Trust's investment professionals outperformed the market and their peers across a variety of asset classes, including domestic and international equities as well as high-yield and fixed income investments. U.S. Trust benefits from Schwab referrals — approximately 1,300 of them in 2003 — and Schwab benefits by leveraging U.S. Trust's expertise in investment strategy and wealth management.

In 2003, U.S. Trust:

- Acquired the Private Asset Management business of State Street Corporation, adding $12 billion in client assets and a major presence in the New England wealth market;
- Completed the year with a total of 37 client offices;
- Ended the year with total client assets of $137 billion, up 27% from year end 2002.

Institutional investors want objective equity research and market-leading liquidity and execution.



Enter Schwab Soundview Capital Markets

Shares Traded In Billions


106
44
41
2001
2002
2003

Trades Executed In Millions


88
61
49
2001
2002
2003

Already a respected player in the huge institutional investor marketplace, Schwab Capital Markets dramatically enhanced its value proposition in early 2004 with the acquisition of SoundView Technology Group, a leading provider of fundamental equity research focused on small- to mid-cap stocks. To reflect the move, the group changed its name to Schwab Soundview Capital Markets (SSCM). The hallmark of this enterprise is that its capabilities — research on approximately 200 companies along with institutional trade execution — are delivered without the conflicts of interest associated with traditional investment banks. In 2003, SSCM launched the Schwab Liquidity Network,℠ an automated market-making system that pools orders from individual and institutional investors to offer greater opportunities for the best possible price on stock trades. Automated electronic execution is now available on most retail Nasdaq and listed stock trades, and the number of securities traded by the Liquidity Network totaled over 11,000 at year end. In addition, we have begun exploring how to extend SSCM's research insights to Schwab's individual investor and financial advisor clients.

In 2003, SSCM:

- Ranked as the second-largest market maker for over-the-counter stocks;
- Ranked as one of the top Nasdaq liquidity providers;
- Saw utilization of the Schwab Liquidity Network by institutional clients grow by three-fold over December 2001 levels;
- Averaged 350,000 trades per day;
- Contributed $293 million to Schwab's total revenues for the year, an increase of 13% over 2002.

All investors want independent, analytically sound market insight—advice, research and guidance that helps them make better, more informed investment decisions.



Enter Schwab Market Insight

Zacks Performance Rankings for 2001-2003

Charles Schwab	18.30%
Bear Stearns	5.24%
Edward Jones	-3.71%
Merrill Lynch	-9.13%
Credit Suisse First Boston	-10.32%
Raymond James	-12.19%
Smith Barney	-14.43%
A.G. Edwards	-18.65%
Morgan Stanley	-18.97%
RBC-Dain Rauscher	-27.61%
Goldman Sachs	-27.97%
Lehman Brothers	-36.76%
S&P 500	-12.01%

In just a few years, Schwab has built a comprehensive range of advice and guidance capabilities for our clients: a spectrum of fact-based, analytically sophisticated perspectives on everything from tactical trading strategies to the macroeconomic picture, from portfolio construction to individual recommendations on stocks and funds. The Schwab Center for Investment Research® offers personal finance and investment strategies, including research on specific mutual funds, while Schwab Washington Research provides political, economic and industry analysis. Schwab Soundview Capital Markets offers fundamental research, and U.S. Trust has its own team of equity analysts whose insights can also be leveraged. A key goal is to demystify markets and investing — to deliver information clients can put to work in the quest for improved investing outcomes. One of the most visible and successful elements of our research capabilities is Schwab Equity Ratings, an objective, disciplined ranking of approximately 3,000 stocks with an easy-to-use letter grading system. In 2003, over 200,000 households a month viewed Schwab Equity Ratings on schwab.com. In addition, Schwab's equity model portfolio, which like Schwab Equity Ratings is built on a similar, disciplined fact-based approach, was awarded first place by Zacks Investment Research, Inc. for the three-year period from December 31, 2000, to December 31, 2003, for "best of" equity recommendations lists submitted by 13 brokerage firms. Schwab's list of approximately 100 stocks — with a return for the three-year period of 18% — outperformed the nearest competitor by 13 percentage points and the unmanaged S&P 500 Index by approximately 30 percentage points for that period.

Schwab was awarded the first-place rank for the three-year period from December 31, 2000, to December 31, 2003, for "best of" recommendation lists submitted by certain brokerage firms to Zacks Investment Research Inc. ("Zacks"), an independent firm that analyzes broker research. Schwab's performance results show simulated model portfolio performance, which does not represent actual investment performance or trading. No representation is being made that any investor will or is likely to achieve profits or losses similar to those shown. All hypothetical buy and sell trades were charged a 1% commission and assumed to take place at the stock's closing price. Performance of the portfolios submitted was calculated using an equal-weighted return methodology that is administered by Zacks, whereas the performance of the S&P 500 is stated as the capitalization-weighted return. The S&P 500 Index represents a list of widely traded stocks. Indices are unmanaged, do not incur management fees and expenses and cannot be invested in directly. Each brokerage firm had their own *methodologies in picking their stock lists and differed in many respects, including the number of issues held, frequency of trading and changes of selection criteria over time.*

Schwab Products and Services

Schwab Corporate Services

Over a decade ago, Schwab expanded its efforts to serve individual investors by establishing a business focused on meeting the financial services needs of employers and their employees through their workplace with benefits such as pension and 401(k) plans and equity compensation programs. Our Corporate Services unit has experienced substantial success in a very competitive marketplace, while also creating a growing source of new individual investor clients when employees roll over their retirement accounts or exercise their stock options.

In 2003, Schwab Corporate Services:

- Increased client assets in employer-sponsored retirement plans held at Schwab, ending the year up 29% at $114 billion in assets;
- Introduced comprehensive, personalized advice for every 401(k) participant we serve;
- Introduced a new approach to verifiable service quality by offering the online Schwab Service Scorecard™ which illustrates real-time results of service quality metrics;
- Was recognized for its award-winning employee education programs.

Schwab Asset Management Products & Services

Schwab's mission has always been to offer clients a vast array of investment solutions. Twenty years ago we introduced the Schwab Mutual Fund Marketplace,® which was later enhanced by our industry innovation in no-load, no-transaction fee mutual fund investing — Schwab Mutual Fund OneSource.® SchwabFunds,® our affiliated fund family, is now the nation's fourth largest money market fund manager and the 11th largest mutual fund family. Schwab also offers separately managed accounts — sophisticated wealth management solutions for affluent investors. In addition, our term insurance and annuity products provide a wide array of investment options suited to our clients' needs.

In 2003, Asset Management Products & Services:

- Announced our adoption of the AXA Rosenberg LLC family of 11 U.S. mutual funds ($1.4 billion in assets) and the introduction of the Laudus Funds™ brand;
- Launched several new SchwabFunds including the Schwab Dividend Equity Fund,™ the Schwab Small Cap Equity Fund™ and the Schwab GNMA Fund;
- Introduced Schwab Personal Portfolios,™ a managed account offer utilizing Schwab Equity Ratings;
- Increased mutual fund assets by 19% over 2002, reaching $387 billion at year end;
- Grew managed account assets to $12.5 billion, a 55% increase over year end 2002;
- Achieved outstanding SchwabFunds portfolio performance, including #1 Lipper ranking for the Schwab YieldPlus Fund,® and 5-star rank for the Schwab International MarketMasters Fund.™

Schwab Banking

The newest addition to our product family is Charles Schwab Bank, N.A., announced in 2002 and formally launched as a chartered institution in April 2003. Schwab Bank was designed explicitly for investors, offering substantial options for cash management and lending.

In 2003, Schwab Bank:

- Originated $1.7 billion in first mortgages and had outstanding home equity loans of $292 million at year end; the bank had total assets of $2.7 billion and deposits from banking clients of $2.4 billion at year end;
- Enabled clients to sweep cash balances in any of a variety of investment accounts into an FDIC-insured account at Schwab Bank, offering competitive rates to clients with smaller asset balances at Schwab and to those seeking an alternative to money market mutual funds.

Schwab Global

To give clients real choices about how they invest, we offer Schwab Global for two distinct markets: domestic-based investors who want to manage their portfolios in their preferred languages and styles as well as international investors who want U.S. dollar-denominated accounts. Through Schwab Global's 15 investor and call centers in the United States (including Puerto Rico), clients can speak to a Schwab professional in Chinese, Spanish, Korean or Vietnamese. To serve investors in Europe, Asia and Latin America, Schwab Global maintains offices in London, Hong Kong, Coral Gables, Florida and San Antonio, Texas.

In 2003, Schwab Global:

- Opened Charles Schwab, U.K., Limited, for investors in the United Kingdom and Switzerland;
- Introduced Schwab Private Client to serve Chinese-speaking clients in the U.S.; (introduced to Spanish-speaking clients earlier this year);
- Expanded foreign currency wire transfer capabilities for Schwab and U.S. Trust clients;
- Expanded the business to more than $20 billion in client assets at Schwab, and grew revenue by 4% over 2002.

Schwab Infrastructure and Support Enterprises

Operations

Schwab's Operations enterprise works to handle the immense challenges associated with account maintenance for millions of Schwab clients and execution for hundreds of millions of transactions—and continuously strives to improve process efficiency.

In 2003, Operations:

- Managed over $146 billion in dividend, interest and corporate action distributions;
- Implemented a printing strategy that reduced expenses by $5 million;
- Consolidated Fed book entry processing to reduce clearing costs by approximately $1 million;
- Ensured the firm's compliance with the new tax laws, which affected more than 3.9 million clients;
- Built capabilities to provide ongoing vendor services to Schwab Bank.

Technology

Technology is a critical source of competitive advantage for Schwab because it enables the Company to deliver a high level of service to clients in an efficient and profitable way.

In 2003, Technology:

- Created the information technology infrastructure for the successful launch of Schwab Personal Choice, which involved more than 100 separate technology projects with an impact on 32 Schwab systems;
- Developed innovative grid-computing processes intended to boost performance of client advice applications;
- Engineered the IT infrastructure for the new Schwab Bank;
- Drove down costs through the use of commodity and open-source solutions;
- Maintained schwab.com availability at 99.91%.

Marketing

The Schwab brand is one of the Company's most valued assets, and building the franchise and extending the reach of all of Schwab's brands is the responsibility of the firm's Marketing enterprise.

In 2003, Marketing:

- Introduced the "Fresh Start" campaign to re-engage investors with the markets and their portfolios by offering a low-cost rebalancing consultation with a Schwab professional;
- Conducted an extensive market research and analysis project to lead the development of Schwab Personal Choice, officially launched in 2004;
- Developed advertising to support Schwab Bank, U.S. Trust, the Schwab Liquidity Network, Schwab's 401(k) advice services and Schwab's Market Insight.

Finance

The Schwab Finance enterprise manages and monitors profitability for the firm as a whole as well as for individual business segments, assisting in everything from pricing decisions to expense management and productivity improvements.

In 2003, Finance:

- Supported pricing analysis for our expanded product and service offerings;
- Managed our cash, capital and liquidity to enable the firm's growth;
- Assisted in the acquisition of Private Asset Management (by U.S. Trust) and SoundView Technology Group (now part of Schwab Soundview Capital Markets);
- Deployed a new profitability analysis system;
- Continued its focus on providing transparent and extensive financial disclosures.

Human Resources

At Schwab, we believe that people are a powerful source of competitive advantage. We will win in the marketplace only by having the best talent available, by helping our employees fully maximize their skills, and by creating a special place for our people to work. Human Resources plays a vital role in developing processes that help us achieve those goals.

In 2003, Human Resources:

- Designed and executed a fully integrated talent management and talent movement process that included succession planning;
- Delivered development curricula for our most senior officers;
- Revamped officer compensation;
- Implemented a new performance management system firm wide.

Corporate Oversight

Public trust and confidence are critical to Schwab's success. Schwab's Corporate Oversight team works hard to safeguard the Company's brand and to assist its businesses by providing legal, compliance, risk management and public policy support.

In 2003, Corporate Oversight:

- Supported the creation and launch of Schwab Bank;
- Expanded the use of InSight, a sophisticated system for account surveillance and fraud detection to support the delivery of advice services;
- Guided the implementation of Schwab's corporate governance process to conform with new regulatory requirements;
- Implemented Patriot Act requirements for customer identification and verification.

Schwab Executive Committee

The Executive Committee, which includes Charles R. Schwab, David S. Pottruck and nine other members, is responsible for leading this firm. These individuals bring a powerful combination of knowledge, insight and experience to the challenge of guiding their enterprises and charting a course for the Company.



William L. Atwell
Executive Vice President
& President,
Client Sales and Service
and Schwab Banking
3.5 years at Schwab
31 years in
financial services



Jody L. Bilney
Executive Vice President
& Chief Marketing Officer
1.5 years at Schwab
20 years in marketing



Christopher V. Dodds
Executive Vice President
& Chief Financial Officer
17 years at Schwab
21 years in finance



Lon Gorman
Vice Chairman
& President, Schwab
Institutional and
Asset Management
8 years at Schwab
34 years in capital
markets



Daniel O. Leemon
Executive Vice President
& Chief Strategy Officer
8 years at Schwab
24 years in strategy
development and
strategic planning



Dawn G. Lepore
Vice Chairman,
Active Trader,
Technology, Operations,
Administration, and
Business Strategy
20 years at Schwab
26 years in technology



Mary S. McLeod
Executive Vice President,
Human Resources
2.5 years at Schwab
23 years in
human resources



Geoffrey J. Penney
Executive Vice President
& Chief Information
Officer
7 years at Schwab
33 years in technology



Alan J. Weber
Executive Vice President,
Chairman & CEO
U.S. Trust Corporation
1.5 years at Schwab
33 years in
financial services

Financial Review

From the Chief Financial Officer

Schwab's Financial Picture

When I wrote the inaugural CFO overview for our 2002 Annual Report, I commented that we believe any review of our financial picture should begin by addressing the question of 'How did we do with our clients?' The logic is simple—if we build trusted, long-term relationships with current and new clients, then over time revenues, earnings, margins and returns on capital will follow. While we feel that this logic still holds true today, as I think about how the market environment unfolded in 2003—how it began so poorly and ended with such promise—I thought we would focus first on our financial management before we look at client results.

As last year got underway, any hope we had for an early improvement in market conditions was quickly dashed as the environment actually deteriorated further—war with Iraq looked increasingly imminent, economic reports showed continued weakness, and interest rates were testing the lowest levels seen in a generation. All of these factors affected client asset valuations and trading activity, and our business suffered in turn. We had endured two years of restructuring, including the departure of almost 40% of our colleagues, to create a leaner, more efficient and productive Schwab. Over 2001 and 2002, we had pulled out over $800 million in annual operating expenses to create a Schwab capable of producing solid financial results despite an extended bear market. Yet as we entered March 2003, we felt that we had to take further steps to bring down expenses and enhance our financial performance. We chose to reduce certain expenses that would have an immediate effect on profitability while being relatively straightforward to reinstate as appropriate—lowering our marketing investment, suspending our employee 401(k) match and cutting certain other discretionary expenses.

Even as the market environment began to rebound in the second quarter, we maintained our expense discipline and focus on improved efficiency. While this focus led to the unfortunate elimination of about 250 jobs in the second half of 2003, as well as the consolidation of some of our branch offices, these efforts enabled the Company to leverage a steadily improving environment into dramatically stronger financial performance. By year end, we had achieved three consecutive quarters of growth across all revenue categories. In addition, our year-over-year financial comparisons for the fourth quarter of 2003 included a 13% increase in revenues, net income of $148 million versus a $79 million loss, and a 67% increase in Adjusted operating income (which is described in detail on page 38). Our after-tax reported and operating profit margins for 2003 were 11.5% and 12.0%, respectively, versus just 7.9% and 7.0% for the first quarter. We were also able to increase our marketing investment as the year went on, and we achieved a full-year employee bonus payout that was about 50% higher than 2002's minimal level. In addition, we reinstated our employee 401(k) match in January 2004.

Another piece of good news on the financial front for 2003 was that we finally achieved our goal of at least $250,000 in Revenues per average full-time equivalent employee. As I've mentioned before, our approach to managing the Company's expenses includes keeping a sharp eye on productivity and the portions of our revenues that we use to support our employee base. In general, we strive to keep the expense line most directly tied to our staffing levels—Compensation and Benefits—at about 42% of revenues, and we achieved that goal during the second half of 2003.

To close out my comments on earnings, we continue to view our marketing investment—which utilizes media and other channels to help build our brands and expand our client base—as a key part of our investment in future growth. We can and do adjust this investment in keeping with business conditions and our financial picture—our 2003 outlay of $139 million for Advertising and market development, which encompasses much of this effort, was 33% below 2002. Our experience last year leaves us more convinced than ever, however, that sustained investment is essential for sustained growth, and our current goal is to rebuild the Company's marketing communications investment to about 4.5% of revenues.

Moving on to our balance sheet (page 61), its size remains largely driven by liabilities relating to client activity. The cash clients place in their brokerage accounts is recorded as a payable (included in Payables to Brokerage Clients), and by law those funds can be lent back to clients in the form of margin loans (which make up the vast majority of Receivables from Brokerage Clients), used to cover open client transactions, or placed in an investment portfolio that is segregated from other Company assets. Similarly, Deposits from banking clients either fund Loans to banking clients or are invested in liquid instruments as part of Securities owned. The rest of our balance sheet consists mainly of the Company's cash and carrying value of our fixed assets, as well as our debt and equity capital.

As you compare our 2003 balance sheet to year end 2002, you'll notice an increase in client receivables, which reflects a rebound in margin loan usage. You can also see higher levels of deposits from, and loans to, banking clients, as well as securities owned, which reflects the expansion of our banking offer through the launch of Schwab Bank, which is discussed on page 53. Also visible are higher balances of Goodwill and Intangible assets, which, as we discuss on pages 66-67, relate to our acquisition of State Street's Private Asset Management Group (PAM). On the liability side of the balance sheet, you can also see we do not incur lots of short- and long-term debt. We do not view our business model as being particularly capital intensive, and we continue to believe that it is inadvisable to compound operating leverage with significant financial leverage. As a result, we expect our long-term debt to total capital ratio will remain well below 30%.

Turning to our statement of cash flows (page 62), please note that we continue to focus on the sum of two lines — Net income and Depreciation and amortization — as the main indicator of usable cash flow being generated by the Company. For 2003, we'd also add the $18 million in Non-cash restructuring and Impairment charges. We monitor changes in Receivables from brokerage clients very carefully since we set aside roughly 10% of any increase in margin loans as capital that must stay on the balance sheet. As to other uses of our cash and capital, our capital expenditures (Purchases of equipment, office facilities and property, also called capex) in 2003 totaled $153 million, or less than 4% of net revenues, which funded certain of our desired investments and still maintained ample capacity for serving current and potential client needs. With certain data processing equipment nearing the end of its planned service life and needing replacement during 2004, we could see capex rise by about 35% over the 2003 level.

What do we do with the rest of the cash that the Company generates? One major potential use of available liquidity is, of course, acquisitions. As we think about sustaining the Company's long-term growth prospects, we continue to believe acquisitions may be helpful in two main ways — expanding our existing businesses to extend our reach and leverage our scale, and enhancing our usefulness to clients by adding to our product or service capabilities. The PAM and SoundView Technology acquisitions are good examples of this philosophy in action. PAM, which closed last October, utilized about $365 million of our available cash; SoundView, which closed in January 2004, took about $340 million.

The key financing items we manage on a day-to-day basis include Proceeds from and Repayments of long-term debt, Dividends paid, and share repurchases (Purchases of treasury stock). We ended 2003 with a debt to total capital ratio of just 15%, still well under that 30% limit I mentioned above. We increased our dividend by 27% in August 2003 following the implementation of more favorable tax treatment. Our dividend rate, however, remains relatively small — just five cents per share in 2003 — reflecting the Company's ongoing philosophy of reinvesting the bulk of its available resources in its most promising growth opportunities. In a similar vein, our share repurchase program remains opportunistic in nature. For example, our repurchases totaled a comparatively modest $32 million in 2003, reflecting both the unsettled environment of the first quarter and our near-term focus on exploring acquisition opportunities.

Now let's turn to how we did with clients in 2003. Just as in 2002, by certain measures we did relatively well. The $44 billion in non-acquisition-related, or "organic" Net new client assets brought to the Company was just 7% lower than 2002 despite the cut in our marketing investment, and it was 57% above the highest number reported by any other financial services firm. New account openings of 592,000 for 2003 were also apparently affected by our reduced marketing investment, which persisted until September, yet by year end the daily rate of new account openings had rebounded more than 40% over August's rate. In addition, the average 90-day funding level for new accounts (excluding U.S. Trust) continued to rise — by the end of 2003 it had reached more than $140,000, up 37% from the end of 2002. So, we think we did a credible job once again last year in terms of winning in the client marketplace. At the same time, the improved environment yielded over $140 billion in market value gains in client portfolios during 2003, which helped push total client assets to $967 billion at year end, our highest reported level since initially hitting the $1 trillion mark in August 2000. We'd also note that client trading frequency, measured in terms of annualized trades per $100,000 in assets, never rose above 3.9 for any quarter in 2003 — versus an average of 5.0 for the last five years — which means there's plenty of room for further client reengagement. This relatively modest trading frequency, along with pressure on net interest income from spread compression and lower margin loan balances, helped limit our revenue per dollar of client assets to 48 basis points in 2003, down from 51 basis points in 2002.

Overall, Schwab's complexity is growing along with its capabilities, and our financial management has to keep pace. At the same time, our basic "keep it simple" philosophy hasn't changed. Maintaining a conservative capital structure and plenty of liquidity enables us to focus on pursuing superior long-term results — annual revenue growth of at least 20%, after-tax profit margins consistently at or above 12%, and a return on equity of at least 20%. The substantial improvement in the Company's financial performance as 2003 progressed provided clear evidence that our restructuring efforts are paying off, and we believe that we have the products, services and investment insight that clients want. How we're doing with clients remains our key issue, but keep an eye on our performance relative to those long-term financial objectives — we're focused on both fronts.

Sincerely,

Christopher V. Dodds

Christopher V. Dodds
Executive Vice President and Chief Financial Officer
March 12, 2004

Stockholder Value

Historical Performance

The Charles Schwab Corporation (CSC) has been a public company since September 1987. Assuming reinvestment of dividends, a $1,000 investment in CSC's common stock made at the end of 1993 was worth $8,000 on December 31, 2003. Over this ten-year period, the split-adjusted market price per share of CSC's common stock has grown at a compounded annual rate of 22% — from $1.60 to $11.84. This increase created $14 billion in stockholder wealth.

SCH Stock Price High, Low and Close


$51.67
$44.75
$33.00
$22.83
$19.00
$13.98
$16.96
$22.46
$6.17
$8.13
$7.22
$6.25
98
99
00
01
02
03

Market Value of SCH Stock in Billions


$39.3
$33.9
$24.4
$21.2
$14.6
$16.1
98
99
00
01
02
03

Market Comparison

Assuming reinvestment of dividends, CSC's common stock increased 10% in 2003, compared with an increase of 42% for the Dow Jones Securities Brokerage Group Index (DJSBG Index) and an increase of 29% for the Standard & Poor's 500 Index (S&P 500 Index). Over a five-year period, as shown in the chart below, CSC's common stock decreased 36%, compared to an increase of 54% for the DJSBG Index and a decrease of 3% for the S&P 500 Index. Over a ten-year period, CSC's common stock increased 677%, surpassing the increases of 510% for the DJSBG Index and 186% for the S&P 500 Index.

Common Stock Performance Computed on a Dividend Reinvestment Basis and Indexed to December 31, 1998


$152
$136
$100
$83
$58
$64
98
99
00
01
02
03
SCH Stock
DJSBG Index
S&P 500 Index

Revenues vs. SCH Stock Price Revenues in Billions


$5.7
$4.4
$4.3
$4.1
$4.1
$3.1
$25.50
$28.38
$18.73
$15.47
$10.85
$11.84
98
99
00
01
02
03
Revenues
SCH Stock Price

Past performance is not predictive of future results. The performance of CSC's common stock may fluctuate in the future, so that shares may be worth more or less than their price on the date hereof or when purchased.

The number of common stockholders of record as of February 23, 2004 was 12,374. The closing market price per share on that date was $12.20.

The common stock of The Charles Schwab Corporation (ticker symbol: SCH) is listed and traded on The New York Stock Exchange (NYSE) and the Archipelago Exchange, a facility of the Pacific Exchange, and traded on the Boston, Cincinnati, Chicago, and Philadelphia stock exchanges.

Growth in Client Assets and Accounts

In billions, at year end, except as noted

	Growth Rates							
	Compounded	Annual						
	5-Year	1-Year						
	1998-2003	2002-2003	2003	2002	2001	2000	1999	1998
Assets in Client Accounts								
Schwab One®, other cash equivalents and deposits from banking clients	10%	10%	$ 34.2	$ 31.1	$ 31.5	$ 29.0	$ 27.1	$ 20.8
Proprietary funds (SchwabFunds®, Excelsior® and other):								
Money market funds	11%	(8%)	119.2	129.7	130.3	109.4	89.6	70.6
Equity and bond funds	13%	23%	34.2	27.7	30.9	30.1	27.8	18.4
Total proprietary funds	12%	(3%)	153.4	157.4	161.2	139.5	117.4	89.0
Mutual Fund Marketplace®[1]:								
Mutual Fund OneSource®	8%	38%	101.5	73.6	87.0	98.3	101.0	69.3
Mutual fund clearing services	76%	58%	33.5	21.2	21.0	21.2	3.3	2.0
All other	11%	37%	98.4	71.6	73.6	71.3	72.3	57.8
Total Mutual Fund Marketplace	13%	40%	233.4	166.4	181.6	190.8	176.6	129.1
Total mutual fund assets	12%	19%	386.8	323.8	342.8	330.3	294.0	218.1
Equity and other securities[1]	6%	39%	408.5	294.7	379.3	435.1	468.6	299.2
Fixed income securities[2]	17%	20%	145.7	121.8	101.5	93.1	73.2	65.8
Margin loans outstanding	(2%)	29%	(8.5)	(6.6)	(9.2)	(15.8)	(16.9)	(9.6)
Total client assets	10%	26%	$966.7	$ 764.8	$845.9	$ 871.7	$846.0	$594.3
Net Growth in Assets in Client Accounts[3] (for the year ended)								
Net new client assets[4]	(6%)	18%	$ 56.2	$ 47.6	$ 73.6	$ 162.0	$102.3	$ 76.0
Net market gains (losses)			145.7	(128.7)	(99.4)	(136.3)	149.4	81.1
Net growth (decline)			$201.9	$ (81.1)	$(25.8)	$ 25.7	$251.7	$157.1
U.S. Trust Client Assets[4,5]	6%	27%	$137.2	$ 108.0	$124.0	$ 130.4	$120.8	$103.2
New Client Accounts (in thousands, for the year ended)	(16%)	(23%)	592	771	943	1,482	1,491	1,385
Active Client Accounts (in millions)[6]	6%	(6%)	7.5	8.0	7.8	7.5	6.6	5.6
Active Online Schwab Client Accounts (in millions)[7]	13%	(5%)	4.0	4.2	4.3	4.3	3.3	2.2
Online Schwab Client Assets	16%	24%	$369.5	$ 297.4	$341.2	$ 364.9	$348.7	$174.1

1 Excludes all proprietary money market, equity, and bond funds.

2 Includes certain other securities serviced by Schwab's fixed income division, including exchange-traded unit investment trusts, real estate investment trusts, and corporate debt.

3 Net new client assets exclude mutual fund capital gains reinvestments. Effective in 2000, net new assets include U.S. Trust. In 1998 and 1999, U.S. Trust net new client assets are included in net market gains.

4 Includes inflows of $12.1 billion in 2003 at U.S. Trust related to the acquisition of State Street Corporation's Private Asset Management group.

5 Included in total client assets above.

6 Active client accounts are defined as accounts with balances or activity within the preceding eight months. Reflects the removal of 192,000 accounts in 2003 related to the Company's withdrawal from the Employee Stock Purchase Plan business and the transfer of those accounts to other providers.

7 Active online accounts are defined as all active individual and U.S. dollar-based international accounts within a household that has had at least one online session within the past twelve months. Excludes independent investment advisor accounts and U.S. Trust accounts.

11-Year Selected Financial and Operating Data

In millions, except per share amounts, ratios, number of domestic offices, average revenue per revenue trade, and as noted

	Growth Rates			
	Compounded		Annual	
	10-Year 1993-2003	5-Year 1998-2003	1-Year 2002-2003	2003
Results of Operations				
Revenues[1]	12%	6%	-	$ 4,087
Expenses excluding interest[1]	12%	7%	(13%)	$ 3,377
Income from continuing operations before extraordinary items	11%	3%	250%	$ 472
Net income	11%	3%	333%	$ 472
Income from continuing operations per share — basic	10%	2%	250%	$ .35
Income from continuing operations per share — diluted	10%	2%	250%	$ .35
Basic earnings per share[2]	10%	2%	338%	$ .35
Diluted earnings per share[2]	11%	2%	338%	$ .35
Adjusted operating income[3]	11%	3%	20%	$ 490
Dividends declared per common share[4]	19%	7%	14%	$ .050
Weighted-average common shares outstanding — diluted				1,364
Non-trading revenues as a percentage of revenues[5]				66%
Trading revenues as a percentage of revenues[5]				34%
Effective income tax rate				33.5%
Capital expenditures — cash purchases of equipment, office facilities, property, and internal-use software development costs, net	4%	(5%)	(4%)	$ 153
Capital expenditures as a percentage of revenues				3.7%
Performance Measures				
Revenue growth (decline)				-
Pre-tax profit margin — reported				17.4%
After-tax profit margin — reported				11.5%
After-tax profit margin — operating[3]				12.0%
Return on stockholders' equity				11%
Financial Condition (at year end)				
Total assets	16%	12%	16%	$45,866
Long-term debt	12%	13%	20%	$ 772
Stockholders' equity	22%	22%	11%	$ 4,461
Assets to stockholders' equity ratio				10
Long-term debt to total financial capital (long-term debt plus stockholders' equity)				15%
Client Information (at year end)				
Active client accounts[6]	12%	6%	(6%)	7.5
Client assets (in billions)	22%	10%	26%	$ 966.7
Total mutual fund assets (in billions)	24%	12%	19%	$ 386.8
Independent investment advisor client accounts (in thousands)[7]	19%	12%	5%	1,238.8
Independent investment advisor client assets (in billions)[7]	29%	14%	29%	$ 287.1
Number of domestic offices	6%	4%	(11%)	376
Employee Information				
Full-time equivalent employees (at year end, in thousands)	6%	2%	(2%)	16.3
Revenues per average full-time equivalent employee (in thousands)	4%	3%	14%	$ 251
Compensation and benefits expense as a percentage of revenues				43.3%
Clients' Daily Average Trading Volume (in thousands)[8]				
Daily average revenue trades[9]	17%	8%	5%	140.8
Mutual Fund OneSource and other asset-based trades	23%	8%	3%	57.9
Daily average trades	19%	8%	4%	198.7
Average Revenue Per Revenue Trade	(7%)	(7%)	(3%)	$ 36.72

1 Periods have been adjusted to summarize the impact of The Charles Schwab Corporation's sale of its U.K. brokerage subsidiary, Charles Schwab Europe, in loss from discontinued operations.

2 Both basic and diluted earnings per share include discontinued operations and extraordinary items.

3 Represents a non-GAAP income measure, which excludes non-operating revenue (which primarily consists of gains on sales of investments), restructuring charges, impairment charges, acquisition- and merger-related charges, other charges, discontinued operations, and extraordinary items. See reconciliation of net income to adjusted operating income on page 38.

4 Dividends declared per common share do not include dividends declared by USTC prior to the completion of the merger in 2000.

5 Non-trading revenues include asset management and administration fees, net interest revenue, and other revenues. Trading revenues include commission and principal transaction revenues.

2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
$ 4,091	$ 4,292	$ 5,695	$ 4,405	$ 3,111	$ 2,619	$ 2,132	$ 1,789	$ 1,483	$ 1,353
$ 3,864	$ 4,115	$ 4,433	$ 3,292	$ 2,428	$ 2,080	$ 1,658	$ 1,600	$ 1,225	$ 1,073
$ 135	$ 106	$ 738	$ 676	$ 413	$ 326	$ 282	$ 127	$ 156	$ 167
$ 109	$ 199	$ 718	$ 666	$ 410	$ 321	$ 275	$ 122	$ 156	$ 160
$ .10	$ .08	$ .54	$ .52	$ .32	$ .25	$ .22	$ .10	$ .13	$ .13
$ .10	$ .08	$ .53	$ .49	$ .31	$ .24	$ .21	$ .10	$ .12	$ .13
$ .08	$ .14	$ .53	$ .51	$ .32	$ .25	$ .22	$ .10	$ .13	$ .13
$ .08	$ .14	$ .51	$ .49	$ .31	$ .24	$ .21	$ .09	$ .12	$ .12
$ 409	$ 424	$ 869	$ 675	$ 413	$ 350	$ 283	$ 214	$ 184	$ 167
$ .044	$ .044	$ .041	$ .037	$ .036	$ .031	$ .027	$ .021	$ .014	$ .009
1,375	1,399	1,404	1,373	1,343	1,338	1,320	1,304	1,285	1,306
66%	63%	51%	47%	50%	47%	44%	48%	52%	47%
34%	37%	49%	53%	50%	53%	56%	52%	48%	53%
42.6%	44.1%	41.7%	39.3%	39.5%	39.5%	40.6%	33.7%	39.6%	40.5%
$ 160	$ 301	$ 705	$ 370	$ 199	$ 150	$ 173	$ 180	$ 48	$ 99
3.9%	7.0%	12.4%	8.4%	6.4%	5.7%	8.1%	10.1%	3.2%	7.3%
(5%)	(25%)	29%	42%	19%	23%	19%	21%	10%	23%
4.6%	8.3%	21.6%	24.9%	21.8%	20.3%	21.7%	10.3%	17.4%	19.9%
2.7%	4.6%	12.6%	15.1%	13.2%	12.3%	12.9%	6.8%	10.5%	11.8%
10.0%	9.9%	15.3%	15.3%	13.3%	13.4%	13.3%	12.0%	12.4%	12.3%
3%	5%	21%	31%	27%	26%	29%	16%	24%	30%
$39,705	$40,464	$38,154	$34,322	$26,407	$20,297	$17,256	$13,125	$11,141	$10,083
$ 642	$ 730	$ 770	$ 518	$ 419	$ 433	$ 310	$ 275	$ 232	$ 250
$ 4,011	$ 4,163	$ 4,230	$ 2,576	$ 1,673	$ 1,376	$ 1,069	$ 815	$ 690	$ 608
10	10	9	13	16	15	16	16	16	17
14%	15%	15%	17%	20%	24%	22%	25%	25%	29%
8.0	7.8	7.5	6.6	5.6	4.8	4.1	3.4	3.0	2.5
$ 764.8	$ 845.9	$ 871.7	$ 846.0	$ 594.3	$ 437.2	$ 324.1	$ 243.7	$ 163.7	$ 134.8
$ 323.8	$ 342.8	$ 330.3	$ 294.0	$ 218.1	$ 166.3	$ 122.4	$ 85.4	$ 57.2	$ 43.9
1,182.4	1,081.7	986.5	848.3	689.9	547.2	442.2	390.6	301.1	216.4
$ 222.4	$ 235.0	$ 231.3	$ 213.1	$ 146.4	$ 105.8	$ 72.9	$ 50.6	$ 32.6	$ 22.9
422	429	415	368	315	291	253	240	222	210
16.7	19.6	26.3	20.1	15.1	14.3	11.9	10.7	9.4	9.3
$ 220	$ 192	$ 239	$ 249	$ 214	$ 204	$ 195	$ 182	$ 165	$ 166
45.1%	44.2%	42.2%	37.0%	43.2%	42.4%	42.0%	43.5%	43.5%	43.0%
134.1	159.7	242.0	163.1	97.2	71.8	54.0	40.8	29.5	28.1
56.1	54.0	58.1	45.6	40.3	34.2	27.2	17.8	14.3	7.4
190.2	213.7	300.1	208.7	137.5	106.0	81.2	58.6	43.8	35.5
$ 37.78	$ 35.02	$ 37.38	$ 45.55	$ 53.44	$ 64.27	$ 69.08	$ 73.11	$ 72.68	$ 76.75

6 Reflects the removal of 192,000 accounts in 2003 related to the Company's withdrawal from the Employee Stock Purchase Plan business and the transfer of those accounts to other providers. Effective in 1998, active accounts are defined as accounts with balances or activity within the preceding eight months instead of twelve months as previously defined. This change in definition had the effect of decreasing the number of active accounts in 1998 by approximately 200,000. Prior years have not been adjusted.

7 Represents amounts related to Schwab's Services for Investment Managers unit.

8 *Effective in the third quarter of 2003, the Company considers reduced exchange trading sessions as half days in calculating daily average trades.*

9 Effective in 1997, revenue trades have been adjusted for all years presented to include all client trades (both individuals and institutions) that generate either commission revenue or *revenue from principal markups (i.e., fixed income); also known as DART. This data is reported on a trade date basis for 1995 to 2003, and settlement date basis prior to 1995.*

Reconciliation of Net Income to Adjusted Operating Income

In millions

Year ended December 31,	2003[9]	2002[10]	2001	2000	1999	1998	1997	1996	1995	1994	1993
Revenues	$4,087	$4,091	$4,292	$5,695	$4,405	$3,111	$2,619	$2,132	$1,789	$1,483	$1,353
Non-operating revenue[1]	(17)	-	(26)	-	-	-	-	-	-	-	-
Operating Revenues	$4,070	$4,091	$4,266	$5,695	$4,405	$3,111	$2,619	$2,132	$1,789	$1,483	$1,353
Net income	$ 472	$ 109	$ 199	$ 718	$ 666	$ 410	$ 321	$ 275	$ 122	$ 156	$ 160
Adjustments to reconcile net income to adjusted operating income:											
Other income[1]	(17)	-	(26)	-	-	-	-	-	-	-	-
Restructuring charges[2]	81	358	382	-	-	-	-	-	156	50	-
Impairment charges[3]	5	37	-	-	-	-	-	-	-	-	-
Acquisition- and merger-related charges:											
Compensation-retention programs	-	22	56	39	-	-	-	-	-	-	-
Intangible asset amortization	-	5	11	9	-	-	-	-	-	-	-
Goodwill amortization	-	-	52	40	-	-	-	-	-	-	-
Merger-related	-	-	-	69	-	-	-	-	-	-	-
Total acquisition- and merger-related charges	-	27	119	157	-	-	-	-	-	-	-
Other charges[4]	-	-	20	-	-	-	39	-	-	-	-
Loss from discontinued operations[5]	-	58	42	31	14	5	8	11	5	-	-
Extraordinary (gain) charge[6]	-	(22)	(221)	-	-	-	-	-	-	-	11
Total adjusted items	69	458	316	188	14	5	47	11	161	50	11
Tax benefit[7]	(51)	(158)	(91)	(37)	(5)	(2)	(18)	(3)	(69)	(22)	(4)
Total adjusted items, net of tax	18	300	225	151	9	3	29	8	92	28	7
Adjusted operating income, after tax[8]	$ 490	$ 409	$ 424	$ 869	$ 675	$ 413	$ 350	$ 283	$ 214	$ 184	$ 167

1 Primarily consists of pre-tax gains recorded on sales of investments.

2 Restructuring charges in 2003, 2002, and 2001 reflect the Company's plan to reduce operating expenses due to continued economic uncertainties and difficult market conditions. These charges primarily include workforce, facilities, systems hardware, software, and equipment reductions. Restructuring charges in 1995 and 1994 are related to USTC's sale of certain businesses.

3 Represents investment write-downs related to the Company's U.K. market-making operation, the sale of which was completed in 2003.

4 Other pre-tax charges include a regulatory fine assessed to, and professional service fees for operational and risk management remediation at, USTC and U.S. Trust NY in 2001, and a litigation settlement related to the Company's Mayer & Schweitzer, Inc. subsidiary in 1997.

5 Represents the summarized impact of the Company's sale of its U.K. brokerage subsidiary.

6 For 2002 and 2001, represents the gain from the sale of USTC's Corporate Trust business to The Bank of New York Company, Inc., including amounts recognized upon satisfaction of certain client retention requirements. For 1993, represents a charge for the early retirement of debt.

7 Includes a $16 million tax benefit associated with the Company's sale of its U.K. market-making operation and an $11 million non-recurring tax benefit in 2003.

8 In evaluating the Company's financial performance, management uses adjusted operating income, a non-GAAP income measure which excludes items as detailed in the table above. Management believes that adjusted operating income is a useful indicator of its ongoing financial performance, and a tool that can provide meaningful insight into financial performance without the effects of certain material items that are not expected to be an ongoing part of operations.

9 For the fourth quarter of 2003, net income was $148 million compared to adjusted operating income after tax of $150 million. Adjustments to reconcile net income to adjusted operating income include $17 million of non-operating revenue, $20 million of restructuring charges, and a $1 million tax benefit. For the first quarter of 2003, net income was $71 million compared to adjusted operating income after tax of $63 million. Adjustments to reconcile net income to adjusted operating income include $5 million of impairment charges, a $5 million loss from discontinued operations, and an $18 million tax benefit, which includes $16 million associated with the Company's sale of its U.K. market-making operation.

10 For the fourth quarter of 2002, the Company had a net loss of $79 million compared to adjusted operating income after tax of $90 million. Adjustments to reconcile net loss to adjusted operating income include $170 million of restructuring charges, $37 million of impairment charges, a $42 million loss from discontinued operations, and an $80 million tax benefit.

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted

Description of Business

Overview

Following three consecutive years of declines in securities market indices, 2003 began with heightened geopolitical uncertainties and mixed economic news, placing continued pressure on short-term interest rates, client asset valuations and trading activity.

The disappointing market environment of the first quarter of 2003 was gradually reversed as the economy gained momentum over the last three quarters of the year. Investor uncertainty started to lift following the military action in Iraq, and, despite the initiation of investigations into questionable trading practices in the mutual fund industry, investors slowly began to regain confidence in the market. By year end the market had been revived by an economic recovery coupled with the continuation of the lowest interest rate environment in decades. The Dow Jones Industrial Average ended 2003 up 25% over the previous year end, its best performance since 1999. The Nasdaq Composite Index and the Standard and Poor's 500 Index ended 2003 up 50% and 26%, respectively. As securities markets improved, investors increased their trading activity and asset valuations recovered.

While the Company experienced improvements in non-trading and trading revenue as the year progressed, the Company's 2003 revenues were flat with the prior year — even after considering that revenues for the first quarter of 2003 were 14% lower than in 2002. The Company's continued expense discipline enabled a substantial improvement in earnings, with an after-tax profit margin of 11.5% in 2003, compared to 2.7% in 2002 and 4.6% in 2001.

The Charles Schwab Corporation (CSC), headquartered in San Francisco, California, and its subsidiaries (collectively referred to as the Company and primarily located in San Francisco except as indicated) provide securities brokerage, banking, and related financial services for 7.5 million active client accounts.[a] Client assets in these accounts totaled $966.7 billion at December 31, 2003. Charles Schwab & Co., Inc. (Schwab) is a securities broker-dealer with 339 domestic branch offices in 48 states, as well as a branch in the Commonwealth of Puerto Rico. U.S. Trust Corporation (USTC, and with its subsidiaries collectively referred to as U.S. Trust), located in New York City, New York, is a wealth management firm that through its subsidiaries also provides fiduciary services and private banking services with 37 offices in 15 states. Other subsidiaries include Charles Schwab Investment Management, Inc. (CSIM), the investment advisor for Schwab's proprietary mutual funds, Schwab Capital Markets L.P. (SCM), located in Jersey City, New Jersey, a market maker in Nasdaq, exchange-listed, and other securities providing trade execution services primarily to broker-dealers and institutional clients, CyberTrader, Inc. (CyberTrader), located in Austin, Texas, an electronic trading technology and brokerage firm providing services to highly active, online traders, and Charles Schwab Bank, N.A. (Schwab Bank), a retail bank located in Reno, Nevada, which commenced operations in April 2003.

The Company provides financial services to individuals, institutional clients, and broker-dealers through four segments — Individual Investor, Institutional Investor, Capital Markets, and U.S. Trust. The Individual Investor segment includes the Company's retail brokerage and banking operations. Consistent with its evolving strategy, at the end of 2002, management made a strategic decision, which was executed in early 2003, to exit its remaining local-currency based international operations, previously included in the Individual Investor segment, including its United Kingdom (U.K.) brokerage subsidiary, Charles Schwab Europe (CSE). The Institutional Investor segment provides custodial, trading and support services to independent investment advisors (IAs), serves company 401(k) plan sponsors and third-party administrators, and supports company stock option plans. The Capital Markets segment provides trade execution services in Nasdaq, exchange-listed, and other securities primarily to broker-dealers, including Schwab, and institutional clients. The U.S. Trust segment provides investment, wealth management, custody, fiduciary, and private banking services to individual and institutional clients.

The Company generates cash primarily through the revenues of its brokerage and banking subsidiaries, as well as through external financing. The Company's revenues are classified into non-trading and trading categories. The Company earns non-trading revenues primarily through:

- Asset management and administration fees earned through its proprietary and third-party mutual fund offerings, as well as fee-based investment management and advisory services; and
- Interest revenue earned on margin loans, loans to banking clients, and investments.

Non-trading revenues are impacted by securities valuations, interest rates, the Company's ability to attract new clients, and client transaction levels. The Company earns trading revenues through:

- Commissions earned for executing trades for clients; and
- Principal transaction revenues for trading activity in fixed income securities, and market-making activities in equity securities.

a Accounts with balances or activity within the preceding eight months. Reflects the removal of 192,000 accounts in June 2003 related to the Company's withdrawal from the Employee Stock Purchase Plan business and the transfer of those accounts to other providers.

Trading revenues are impacted by trading volumes, the volatility of equity prices in the securities markets and commission rates.

Management of the Company focuses on several key financial and non-financial metrics (as shown in the following table) in evaluating the Company's financial position and operating performance:

Key Metrics	Growth Rate 1-year 2002-2003	2003	2002	2001
Client Activity Metrics:				
Net new client assets (in billions)[1]	18%	$ 56.2	$ 47.6	$ 73.6
Client assets (in billions, at year end)	26%	$ 966.7	$764.8	$845.9
Daily average revenue trades (in thousands)	5%	140.8	134.1	159.7
Company Financial Metrics:				
Revenue growth (decline)		-	(5%)	(25%)
After-tax profit margin		11.5%	2.7%	4.6%
Return on stockholders' equity		11%	3%	5%
Net income growth (decline)		333%	(45%)	(72%)
Revenues per average full-time equivalent employee (in thousands)	14%	$ 251	$ 220	$ 192

1 Includes inflows of $12.1 billion in 2003 at U.S. Trust related to the acquisition of State Street Corporation's Private Asset Management group.

- Net new client assets is defined as the total inflows of client cash and securities to the firm less client outflows. Management believes that this metric depicts how well the Company's products and services appeal to new and existing clients.
- Client assets is the market value of all client assets housed at the Company. Management considers client assets to be indicative of the Company's appeal in the marketplace. Additionally, growth in certain components of client assets (e.g., money market funds) directly impacts asset management and administration fees revenues.
- Schwab's daily average revenue trades (DART) is deemed by management to be a key indicator of client engagement with securities markets and the most prominent driver of commission revenues.
- From an overall long-term financial perspective, management has articulated corporate goals of 20% annual revenue growth, an after-tax profit margin of at least 12%, and 20% return on stockholders' equity. Although these objectives had been consistently achieved in 2000 and prior years, the Company did not achieve these goals in 2001, 2002, or 2003.
- Revenue per average full-time equivalent employee (revenue per FTE) is considered by management to be the Company's broadest measure of productivity. With the Company's restructuring initiatives over the past three years, revenue per FTE has greatly improved to $251,000 in 2003, the highest figure since 1999 when revenue per FTE was $249,000.

Management continues to believe that the key to sustaining and improving the Company's competitive position will be its ability to combine people and technology in ways that are intended to provide investors with the access, information, guidance, advice and control they expect — as well as high-quality service — all at a lower cost than traditional providers of financial services. In 2004, the Company will face the challenge of further improving its financial performance while managing higher expenses related to the full restoration of the Company's 401(k) employee contribution match, which was suspended in 2003, and management's intentions to increase marketing communications and employee variable compensation from the 2003 levels.

As more fully detailed in the "Business Strategy" section below, the Company is actively engaged in offering an increasing array of investing and financial services to help clients achieve better outcomes and thereby establish and reinforce long-lasting relationships; further broadening the Company's product footprint by adding products that existing clients may be utilizing elsewhere; and diversifying into businesses that leverage the Company's core franchise to strengthen its ability to reach and serve core clients and to develop a more varied revenue stream.

Business Strategy

The Company's primary strategy is to meet the financial services needs of individual investors and independent IAs. To sustain and advance this core franchise, the Company remains focused on improving service for these clients and building stronger relationships with them. The Company provides investors and IAs with products and services that are tailored to (a) support a full spectrum of investment styles and life stages, and (b) utilize its scale in trading, operations, distribution and marketing.

Given that product and service offerings are frequently replicable across financial services firms, management believes that the Company's strategy is differentiated much more by *how* it approaches client service than by *what* is actually offered. The Company's vision is to be the most useful and ethical provider of financial services in the world. This goal is pursued by combining people and technology in unique ways. People provide the client focus and personal touch that serving investors requires — the attitudes, training, and incentives of Company employees reinforce the "ethical" part of the vision. Technology helps create services that are scaleable, consistent, and great value for the money, enabling the delivery of highly useful and relevant offerings to the broadest possible array of clients.

Management believes that its ability to combine people and technology is key to improving its competitive position — other investment firms either offer technology-based self-service investing, or relationship-based investing built around individual brokers with inconsistent advice and high pricing. The Company endeavors to offer a range of choices, which combine people and technology to provide the best of personal touch, consistency, insight, and value. Actively trading investors have access to information, guidance and technology through both Schwab and CyberTrader. Investors with a longer-term focus who wish to manage and administer their investments independently can access help and guidance, as well as extensive investment research, news and information, through Schwab's live and automated channels. Investors looking for ongoing access to advice have the choice — depending on the degree and nature of the investment insight, money management and wealth services they desire — of working with Schwab investment consultants, independent IAs, or U.S. Trust's client service officers. IAs can access custody, trading, technology and other support services through Schwab's Services for Investment Managers unit. All clients have access to a broad and growing array of banking and lending services, mutual funds, individual equities and fixed income securities.

The Company is currently concentrating on three main avenues for growth:

Offering an increasing array of investing and financial services that are designed to help clients achieve better outcomes and thereby establish and reinforce long-lasting relationships. A growing selection of value-added services can also help to increase the Company's scale and productivity and maximize the value of its marketing and service investments. Current examples include portfolio and financial planning for individual investors, succession planning support for independent advisors, estate and wealth planning for high net worth individuals, and trading strategy seminars for active traders.

Further broadening the product footprint by adding products that existing clients may be utilizing elsewhere, which in turn enables the Company to maximize relationship value — clients gain increased convenience, utility and benefits while the firm gains enhanced revenues. Examples of products added or expanded in recent years include options and futures trading for active traders, banking services for long-term investors, specialized mutual funds for independent advisors, and private banking for high net worth individuals.

Diversifying into businesses that leverage the Company's core, to strengthen its ability to reach and serve core clients and to develop a more varied revenue stream. For example, SCM's institutional equities trading business brings together both retail and institutional order flow in a way that supports high quality trade executions for all clients, as well as provides institutional investors with research that can also be offered to certain IA and individual clients. Schwab's Corporate Services unit serves the retirement plan needs of corporations, leveraging the Company's technology, open-architecture mutual fund offering and brand for the benefit of their employees, who, in turn, can become Schwab clients in their own right.

In general, initiatives undertaken by the Company combine three key elements: a deep understanding of current and prospective clients' needs; the recognition that services or products offered must address those needs while providing structural competitive advantage — value to the client and value back to the Company that is sustainable and differentiated; and a consistent effort to ensure that training and incentives are structured to align the interests of front-line sales and service staff with those of clients. In 2003, the Company's new initiatives included the following:

Service/Offer Expansion: The Company established several new services to help IAs manage and build their practices. The Company introduced Schwab Advisor Transition Support, a suite of services designed to help advisors deal with succession planning issues. Additionally, The Schwab Fund for Charitable Giving® introduced Charitable Asset Management, a service which enables IAs working with our Services for Investment Managers group or U.S. Trust to manage the donated assets in client Charitable Giving Accounts of $500,000 or more in a flexible, personalized manner. The Company also enhanced its Advisor WebCenter website design and maintenance offering, held a series of workshops to provide IA back office staff with training and suggestions for improving operating efficiency, and held a series of regional conferences to share ideas on practices and strategies for growth.

For clients who seek occasional access to tailored guidance in managing their investments, the Company enhanced its offering of for-fee advice consultations; as well as expanded the investing insight available to clients through a series of online panel discussions that offer expert perspectives on topics ranging from macroeconomic conditions to international investing. Additionally in 2003, the Company piloted certain new offers that were the precursors of Schwab Personal Choice (see Subsequent Event).

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted

For actively trading clients, the Company added access to specialized trading consultants during 2003, as well as two new online seminars as part of an ongoing series designed to help clients measurably improve their trading results.

In October 2003, U.S. Trust acquired State Street Corporation's Private Asset Management group (PAM), a provider of wealth management services to clients in the New England area. This transaction provides U.S. Trust with a presence in an important wealth market, as well as enables the Company to add a full array of private banking capabilities to complement the investment management and fiduciary services provided by PAM.

Product Expansion: Schwab Bank commenced operations as a retail bank in April 2003. During 2003, Schwab Bank originated $1.7 billion in first mortgages and borrowings under home equity lines of credit totaled $292 million at year end. Schwab Bank had total assets of $2.7 billion and deposits from banking clients of $2.4 billion at December 31, 2003.

Additionally, Schwab introduced two additional proprietary mutual funds (collectively referred to as the SchwabFunds) which utilize Schwab Equity Ratings to help guide stock selection: the Schwab Small-Cap Equity Fund, which primarily invests in small U.S. companies, and the Schwab Dividend Equity Fund, which primarily invests in dividend-paying stocks. Schwab also introduced the Schwab GNMA Fund, a core fixed income mutual fund which invests primarily in Government National Mortgage Association bonds. Additionally, U.S. Trust launched the Excelsior Equity Income Fund, which focuses on stocks that pay above-average dividends. At December 31, 2003, total client assets in the Schwab Small-Cap Equity Fund, Schwab Dividend Equity Fund, Schwab GNMA Fund, and Excelsior Equity Income Fund were $45 million, $282 million, $45 million, and $47 million, respectively.

The Company also recently announced the adoption of AXA Rosenberg LLC's entire U.S. family of 11 mutual funds, which will become known as the Laudus Funds upon completion of the adoption in 2004.

For clients using the Schwab Private Client service, the Company introduced two Schwab Personal Portfolio™ accounts — Dividend Equity and Core Equity — which combine the features of managed accounts with the stock evaluation capability of Schwab Equity Ratings.

Business Diversification: The Company launched a new service for participants in bundled 401(k) plans serviced by Schwab, which provides either online, telephonic, or in-person access to customized advice provided by a third party, including specific recommendations about savings rates and the core investment fund choices available in a given retirement plan.

Additionally, the Company expanded its trade execution capabilities through the introduction of the Schwab Liquidity Network, a market-making system that pools the orders of the Company's individual investor client base with those of broker-dealers and institutional investment firms in a manner designed to offer greater opportunities for the best possible price on most stock trades. The Company also extended automated electronic execution to most Nasdaq stock trades of up to 20,000 shares for retail orders, and expanded the number of securities traded by the Liquidity Network to over 11,000 at year end. Further, the Company increased its institutional equities trading capabilities by building a team of over 170 professionals. During 2003, SCM invested in upgrading its trading systems, as well as revamping its trading floor to support its expanding business. In November 2003, the Company announced an agreement to acquire SoundView Technology Group, Inc., a research-driven securities firm providing institutional investors with fundamental research on companies in selected growth-related industries. For further information, see note "29 — Subsequent Events."

Subsequent Event

On February 10, 2004 the Company announced Schwab Personal Choice, its suite of investing and advice services for individual investors. Schwab Personal Choice consists of eight different offers that range from low-priced, technology-based active trading to highly customized wealth management delivered by IAs, with a range of self-directed and advised investing services in between. In combination with services from U.S. Trust and CyberTrader, Schwab Personal Choice is designed to give investors control over the level of trading technology, service and advice they utilize, the level of professional involvement in their portfolio management they receive, and how they pay for those services. In addition, Schwab Personal Choice is designed so that clients are guided to appropriate service solutions based primarily on their needs and preferences, rather than portfolio size or trading frequency.

Forward-Looking Statements

In addition to historical information, this Annual Report contains forward-looking statements that reflect management's beliefs, objectives and expectations as of the date hereof. These statements relate to, among other things, revenue growth, after-tax profit margin, and return on stockholders' equity (see Overview); the Company's ability to sustain and improve its competitive position, and management's intentions to increase marketing communications and variable compensation (see Overview); the Company's ability to pursue its business strategy (see Business Strategy); the impact of changes in management's estimates on the Company's results of operations (see Description of Business — Critical Accounting Policies); the impact of the restructuring initiatives on the Company's results of operations (see Results of Operations — Financial Overview); management's expected increase in marketing communications (see Results of Operations — Expenses Excluding Interest); cash and cash equivalents, capital expenditures, and capital structure (see Liquidity and Capital Resources — Cash and Capital Resources); sources of liquidity and capital (see Liquidity and Capital Resources — Liquidity and — Commitments); the Company's ability to maintain its revenue yields on its SchwabFunds money market funds (see Risk Management — Net Interest Revenue Simulation); the impact of potential new regulations concerning mutual fund distribution, trading, and servicing (see Risk Management — Legal and Compliance Risk); the potential impact of future strategic transactions (see Risk Management — Potential Strategic Transactions); contingent liabilities (see note "24 — Commitments and Contingent Liabilities" in the Notes to Consolidated Financial Statements); and net interest expense under interest rate swaps (see note "25 — Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements). Achievement of the expressed beliefs, objectives and expectations described in these statements is subject to certain risks and uncertainties that could cause actual results to differ materially from the expressed beliefs, objectives, and expectations.

Important factors that may cause such differences include, but are not limited to: the Company's success in building fee-based relationships with its clients; the effect of client trading patterns on Company revenues and earnings; changes in revenues and profit margin due to cyclical securities markets and fluctuations in interest rates; the level and continuing volatility of equity prices; a significant downturn in the securities markets over a short period of time or a sustained decline in securities prices, trading volumes, and investor confidence; geopolitical developments affecting the securities markets, the economy, and investor sentiment; the size and number of the Company's insurance claims; and a significant decline in the real estate market, including the Company's ability to sublease certain properties. Other more general factors that may cause such differences include, but are not limited to: the Company's inability to attract and retain key personnel; the timing and impact of changes in the Company's level of investments in personnel, technology, or advertising; changes in technology; computer system failures and security breaches; evolving legislation, regulation and changing industry practices adversely affecting the Company; adverse results of litigation or regulatory matters; the inability to obtain external financing at acceptable rates; the effects of competitors' pricing, product and service decisions; and intensified industry competition and consolidation. Certain of these factors are discussed in greater detail in this Annual Report and in the Company's Annual Report on Form 10-K.

Critical Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the U.S. While the majority of the Company's revenues, expenses, assets and liabilities are not based on estimates, there are certain critical accounting policies that require management to make estimates regarding matters that are uncertain and susceptible to change where such change may result in a material adverse impact on the Company's financial position and reported financial results. These critical accounting policies are described below. Management regularly reviews the estimates and assumptions used in the preparation of the Company's financial statements for reasonableness and adequacy.

Valuation of Goodwill: Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 — Goodwill and Other Intangible Assets, goodwill is required to be tested for impairment at least annually, or whenever indications of impairment exist. An impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for this excess. The Company's goodwill balances, net of accumulated amortization, were $835 million and $603 million at December 31, 2003 and 2002, respectively.

The Company has elected April 1 as its annual goodwill impairment testing date. In testing for a potential impairment of goodwill on April 1, 2003, management estimated the fair value of each of the Company's reporting units (generally defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compared this value to the carrying value of the reporting unit. The estimated fair value of each reporting unit was greater than its carrying value, and therefore management concluded that no amount of goodwill was impaired. The estimated fair value of the reporting units was established using a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of each reporting unit. Adverse changes in the Company's planned business operations such as unanticipated competition, a loss of key personnel, the sale of a reporting unit or a significant portion of a reporting unit, or other unforeseen developments could result in an impairment of the Company's recorded goodwill.

Valuation and Estimated Useful Lives of Intangible Assets Other than Goodwill: The Company's intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill, principally the value of client relationships. Management generally obtains independent valuations to estimate the initial valuation and

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted

expected amortization period for client-related intangible assets. These valuations are primarily based on the present value of the estimated net cash flows expected to be derived from the client relationships, and assumptions about future client attrition. At each balance sheet date, management compares the actual and estimated attrition for client-related intangible assets to evaluate whether revisions to the amortization period are necessary. Also, management evaluates the client-related intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Therefore, higher than expected client attrition may result in higher future amortization charges or an impairment charge for client-related intangible assets. The Company's intangible asset balances, net of accumulated amortization, were $144 million and $6 million at December 31, 2003 and 2002, respectively. The increase in 2003 was primarily due to the addition of client relationships related to U.S. Trust's acquisition of PAM in October 2003.

Restructuring Reserves: A portion of the reserves under the Company's restructuring initiatives are based on assumptions, including the Company's ability to successfully sublease certain real estate properties. The initial restructuring reserves and any subsequent changes in estimates of such reserves are recorded in restructuring and other charges on the Company's consolidated statement of income. Factors and uncertainties which may adversely affect the estimates of sublease income include further deterioration in the respective properties' real estate markets, including Northern California, Texas, and New Jersey, and prolonged vacancy periods prior to execution of tenant subleases. The Company's total facilities reserves related to its restructuring initiatives were $201 million and $227 million at December 31, 2003 and 2002, respectively.

As of December 31, 2003, the remaining facilities restructuring reserve is net of estimated future sublease income of approximately $300 million. At year end, approximately 65% of the total square footage targeted for sublease under the restructuring initiatives has been subleased, up from approximately 25% at December 31, 2002. This estimated future sublease income amount is determined based upon a number of factors, including current and expected commercial real estate lease rates in the respective properties' real estate markets, and estimated vacancy periods prior to execution of tenant subleases. In 2003, following a continued deterioration of the commercial real estate market, the Company recorded additional facilities restructuring charges primarily due to decreases in estimated sublease rates and increases in the estimated vacancy periods prior to sublease. For a further discussion on the Company's restructuring reserves, see "Results of Operations — Financial Overview."

Pension and Other Postretirement Benefits: Under U.S. Trust's trusteed, noncontributory, qualified defined benefit pension plan, the benefit obligation and related plan assets are based on certain estimates — years of employee service, rate of increase in salary, discount rate and expected rate of return on plan assets — which are made by management with recommendations by actuaries. Following market declines in the fair value of pension plan assets in 2001 and 2002, U.S. Trust decreased its expected rate of return on pension plan assets from 9.00% to 8.25% and its discount rate from 7.50% to 6.75%, both effective in 2003. In addition to the years of employee service, rate of increase in salary, and discount rate, U.S. Trust's postretirement medical and life insurance benefit obligation is based on the health care cost trend rate which is an actuarial estimated rate of future increases in per capita cost of health care benefits. The Company's benefit obligation at December 31, 2003 and 2002 was $283 million and $281 million, respectively. The related pension expense (credit) is included in compensation and benefits on the Company's consolidated statement of income and was immaterial for both 2003 and 2002.

Derivative Instruments and Hedging Activities: As part of its asset and liability management process, the Company has entered into interest rate swap agreements (Swaps) to hedge the interest rate risk associated with U.S. Trust's variable rate deposits from banking clients. The Company has designated these Swaps as cash flow hedges, as allowed by SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities. Therefore, principally all of the cumulative change in the fair value of these Swaps from inception, totaling an aggregate $33 million liability at December 31, 2003, has been recorded in accumulated other comprehensive loss, which is a component of stockholders' equity that is not recognized in current earnings. Any actual hedge ineffectiveness, which was immaterial for 2003, is recorded in interest expense on the Company's consolidated statement of income. In order to maintain hedge accounting treatment, management performs a quarterly assessment of its expectation that these Swaps are effective in achieving the desired hedging results.

Additionally, the Company has entered into Swaps that effectively convert the interest rate characteristics of a portion of the Company's Senior Medium-Term Notes, Series A (Medium-Term Notes) from fixed to variable. The Company has designated such Swaps as fair value hedges, as allowed by SFAS No. 133. Since the notional amount, fixed interest rate, and maturity of these Swaps exactly match the terms of the corresponding Medium-Term Notes, the Company has concluded that these Swaps are completely effective in achieving the desired hedging results, as permitted under SFAS No. 133. Consequently, changes in the fair value of these Swaps, totaling an aggregate $19 million asset at December 31, 2003, are completely offset by changes in the fair value of the hedged Medium-Term Notes. Accordingly, there has not been any impact on earnings as a result of this hedging program except for the conversion from a fixed to a floating rate of interest on a portion of the Medium-Term Notes.

Allowance for Credit Losses: The Company regularly evaluates its portfolio of loans to banking clients and provides allowances for the portion management believes may be uncollectible. Several factors are taken into consideration in this evaluation including current economic conditions, the composition of the loan portfolio, past loss experience, and risks inherent in the loan portfolio. For Schwab Bank and U.S. Trust portfolios, which primarily consist of mortgage loans, a risk-based methodology is used to determine the allowance for credit losses. Mortgage loans are categorized into portfolios by loan type and risk characteristics. A probable loss rate, based on company and industry experience, is used to determine the credit allowance for each portfolio of loans. At December 31, 2003 and 2002, the Company's allowance for credit losses was $27 million and $24 million, respectively, on loan portfolios of $5.8 billion and $4.6 billion, respectively. Total charge-offs and total recoveries were immaterial for 2003 and 2002.

The Company's management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors (Audit Committee). Additionally, the Audit Committee has reviewed the Company's disclosures relating to the estimates discussed in this Management's Discussion and Analysis of Results of Operations and Financial Condition.

For further information on the Company's accounting policies, see note "2 — Significant Accounting Policies" in the Notes to Consolidated Financial Statements.

Results of Operations

Financial Overview

Total revenues were $4.1 billion in each of 2003 and 2002. The Company's non-trading revenues totaled $2.7 billion in each of 2003 and 2002, as a decrease in net interest revenue resulting from continued interest rate spread pressure was substantially offset by an increase in asset management and administration fees resulting primarily from higher levels of client assets. Trading revenues totaled $1.4 billion in each of 2003 and 2002, as an increase in commission revenues resulting from higher client trading activity was substantially offset by a decrease in principal transaction revenues resulting from lower average revenue per equity share traded.

Total expenses excluding interest for 2003 were $3.4 billion, down $487 million, or 13%, from 2002. This decrease was primarily due to a combined $309 million, or 78%, decline in restructuring and impairment charges, and a $178 million, or 5%, aggregate decline in all remaining expense categories as a result of the Company's continued expense reduction measures.

Income from continuing operations before taxes on income and extraordinary gain for 2003 was $710 million, up $483 million, or 213% from 2002, and net income for 2003 was $472 million, or $.35 per share, up 333% from 2002, with both increases primarily due to the combination of factors discussed above — lower restructuring charges and declines in most expense categories. The Company's after-tax profit margin for 2003 was 11.5%, up from 2.7% for 2002. Return on stockholders' equity was 11% for 2003, compared to 3% in 2002.

Certain reclassifications have been made to prior year amounts to conform to the current presentation. All references to earnings per share (EPS) information in this Management's Discussion and Analysis of Results of Operations and Financial Condition reflect diluted earnings per share unless otherwise noted.

Segment Information: In evaluating the Company's financial performance, management uses adjusted operating income, a non-generally accepted accounting principles (non-GAAP) income measure which excludes items described in the following paragraph. Management believes that adjusted operating income is a useful indicator of the ongoing financial performance of the Company's segments, and a tool that can provide meaningful insight into financial performance without the effects of certain material items that are not expected to be an ongoing part of operations (e.g., extraordinary items, non-operating revenues, restructuring and other charges, impairment charges, acquisition- and merger-related charges, and discontinued operations).

In 2003, net income of $472 million included the following items which in total had the effect of decreasing after-tax income by $18 million: $51 million of restructuring charges, a $5 million investment write-down related to the Company's U.K. market-making operation, a $16 million tax benefit associated with the Company's sale of its U.K. market-making operation, an $11 million gain on the sale of an investment, and an $11 million tax benefit associated with the Company's merger with U.S. Trust. In 2002, net income of $109 million included the following items which in total had the effect of decreasing after-tax income by $300 million: $221 million of restructuring charges, a $37 million investment write-down related to the Company's U.K. market-making operation, a $38 million loss from discontinued operations, $16 million of acquisition-related charges, and a $12 million extraordinary gain on the sale of U.S. Trust's Corporate Trust business. In 2001, net income of $199 million included the following items which in total had the effect of decreasing after-tax income by $225 million: $244 million of restructuring charges, $90 million of acquisition-related charges, a $28 million loss from discontinued operations, a $16 million gain on the sale of an investment, and a $121 million extraordinary gain on the sale of U.S. Trust's Corporate Trust business.

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted

As detailed in note "27 — Segment Information" in the Notes to Consolidated Financial Statements, the Company's adjusted operating income before taxes was $779 million for 2003, up $130 million, or 20%, from 2002 due to increases of $127 million, or 41%, in the Individual Investor segment, and $30 million, or 14%, in the Institutional Investor segment, partially offset by decreases of $7 million, or 100%, in the Capital Markets segment, and $20 million, or 17%, in the U.S. Trust segment. The increases in the Individual and Institutional Investor segments were primarily due to lower expenses as a result of the Company's expense reduction measures. The decrease in the U.S. Trust segment was primarily due to lower average client assets related to declines in market valuations. The decrease in the Capital Markets segment was primarily due to expense growth, primarily compensation expense, which exceeded revenue growth as the Company increased its institutional equities trading team.

Restructuring: The Company recorded pre-tax restructuring charges for 2003, 2002, and 2001 as follows:

Restructuring Charges	2003	2002	2001
2003 Initiatives:			
Workforce reduction	$35	-	-
Facilities reduction	16	-	-
Total 2003 Initiatives	51	-	-
2002 Initiatives:			
Workforce reduction	-	$138	-
Facilities reduction	(1)	124	-
Systems removal	-	1	-
Total 2002 Initiatives	(1)	263	-
2001 Initiatives:			
Workforce reduction	(3)	17	$182
Facilities reduction	34	78	139
Systems removal	-	-	61
Total 2001 Initiatives	31	95	382
Total	$81	$358	$382

2003 Initiatives

In the third quarter of 2003, the Company commenced additional restructuring initiatives to further adjust the Company's workforce and facilities in response to the market environment. The Company recorded pre-tax restructuring charges of $51 million in 2003, primarily reflecting severance costs for approximately 250 employees and the consolidation of certain facilities, including 33 Schwab domestic branch offices. The Company estimates that its 2003 restructuring initiatives, which were substantially completed in 2003, will reduce pre-tax operating expenses for full-year 2004 by approximately $40 million compared to annualized third quarter of 2003 operating expenses. The Company expects, however, that these reductions will be substantially offset by reinvestment in other areas of the Company.

2001 and 2002 Initiatives

The Company's 2001 and 2002 restructuring initiatives included workforce reductions, reductions in operating facilities, the removal of certain systems hardware, software and equipment from service, and the withdrawal from certain international operations. These initiatives reduced operating expenses and adjusted the Company's organizational structure to improve productivity, enhance efficiency, and increase profitability. During 2003, the Company recorded pre-tax restructuring charges of $30 million related to its 2001 and 2002 restructuring initiatives primarily due to changes in estimates of sublease income associated with previously announced efforts to sublease excess facilities.

For further information on the Company's restructuring initiatives, see note "3 — Restructuring and Other Charges" in the Notes to Consolidated Financial Statements. The actual costs of these restructuring initiatives could differ from the estimated costs, depending primarily on the Company's ability to sublease properties. For further information on the Company's facilities restructuring reserves, see "Critical Accounting Policies."

Sale of Corporate Trust Business: In June 2001, USTC sold its Corporate Trust business to The Bank of New York Company, Inc. (Bank of NY). The Company recognized extraordinary gains in 2001 and 2002 related to this sale, including amounts recognized upon satisfaction of certain client retention requirements. For further information, see note "5 — Sale of Corporate Trust Business" in the Notes to Consolidated Financial Statements.

Discontinued Operations: In January 2003, the Company sold its U.K. brokerage subsidiary, CSE, to Barclays PLC. The results of CSE's operations have been summarized as loss from discontinued operations, net of tax, on the Company's consolidated statement of income. The Company's consolidated prior period revenues, expenses, and taxes on income have been adjusted to reflect this presentation. For further information, see note "6 — Discontinued Operations" in the Notes to Consolidated Financial Statements.

Business Divestiture: In June 2003, the Company sold its investment in Aitken Campbell, a market-making joint venture in the U.K., to the Company's joint venture partner, TD Waterhouse Group, Inc. In 2003, the Company recorded an impairment charge to reduce the carrying value of its investment and an income tax benefit. The Company's share of Aitken Campbell's historical earnings, which was accounted for under the equity method, has not been material to the Company's results of operations, EPS, or cash flows. For further information, see note "7 — Business Acquisitions and Divestiture" in the Notes to Consolidated Financial Statements.

Revenues

The Company categorizes its revenues as either non-trading or trading. As shown in the following table, non-trading, trading, and total revenues in 2003 were all comparable to the prior year.

Composition of Revenues	Growth Rate 1-year 2002-2003	2003	2002	2001
Non-trading revenues:				
Asset management and administration fees	4%	$1,825	$1,749	$1,663
Net interest revenue	(12%)	729	824	911
Other	10%	158	144	134
Total non-trading revenues	-	2,712	2,717	2,708
Trading revenues:				
Commissions	1%	1,207	1,190	1,329
Principal transactions	(9%)	168	184	255
Total trading revenues	-	1,375	1,374	1,584
Total	-	$4,087	$4,091	$4,292
Percentage of total revenues:				
Non-trading revenues		66%	66%	63%
Trading revenues		34%	34%	37%

While the Individual Investor and Institutional Investor segments generate both non-trading and trading revenues, the Capital Markets segment generates primarily trading revenues and the U.S. Trust segment generates primarily non-trading revenues. Revenues by segment are as shown in the following table:

Revenues by Segment	Growth Rate 1-year 2002-2003	2003	2002	2001
Individual Investor	(1%)	$2,329	$2,345	$2,447
Institutional Investor	(2%)	820	835	822
Capital Markets	13%	293	260	343
U.S. Trust	(4%)	628	651	654
Total segment revenues	(1%)	4,070	4,091	4,266
Non-segment revenues[1]	n/m	17	-	26
Total revenues	-	$4,087	$4,091	$4,292

1 Primarily consists of gains on sales of investments.
n/m Not meaningful.

The increase in revenues in the Capital Markets segment was primarily due to the growth of the Company's institutional trading business. See note "27 — Segment Information" in the Notes to Consolidated Financial Statements for financial information by segment for the last three years.

Asset Management and Administration Fees

Asset management and administration fees, as shown in the table below, include mutual fund service fees, as well as fees for other asset-based financial services provided to individual and institutional clients. The Company earns mutual fund service fees for recordkeeping and shareholder services provided to third-party funds, and for transfer agent services, shareholder services, administration, and investment management provided to its proprietary funds. These fees are based upon the daily balances of client assets invested in third-party funds and upon the average daily net assets of the Company's proprietary funds. Mutual fund service fees are earned through the Individual Investor, Institutional Investor, and U.S. Trust segments. The Company also earns asset management and administration fees for financial services, including investment management and consulting, trust and fiduciary services, custody services, financial and estate planning, and private banking services, provided to individual and institutional clients. These fees are primarily based on the value and composition of assets under management and are earned through the U.S. Trust, Individual Investor, and Institutional Investor segments.

Asset Management and Administration Fees	2003	2002	2001
Mutual fund service fees:			
Proprietary funds (SchwabFunds, Excelsior, and other)	$ 883	$ 874	$ 818
Mutual Fund OneSource	283	264	282
Other	50	41	42
Asset management and related services	609	570	521
Total	$1,825	$1,749	$1,663

The increase in asset management and related service fees from 2002 to 2003 was primarily due to higher asset-based fees from certain client relationships, partially offset by a decrease in account fees. The increase in mutual fund service fees from 2002 to 2003 was due to higher service fees earned on and average assets in Schwab's Mutual Fund OneSource service, and higher service fees earned on SchwabFunds. The increase in asset management and related service fees from 2001 to 2002 was primarily due to higher account fees, partially offset by a decrease in average U.S. Trust client assets primarily due to declines in market valuations. The increase in mutual fund service fees from 2001 to 2002 was primarily due to higher average assets in and service fees earned on SchwabFunds, and higher service fees earned on assets in

Schwab's Mutual Fund OneSource service, partially offset by a decrease in average assets in Schwab's Mutual Fund OneSource service.

Commissions

The Company earns commission revenues, as shown in the following table, by executing client trades primarily through the Individual Investor and Institutional Investor segments, as well as the Capital Markets segment. These revenues are affected by the number of client accounts that trade, the average number of revenue-generating trades per account, and the average revenue earned per revenue trade.

Commissions	2003	2002	2001
Equity and other securities	$1,002	$ 980	$1,119
Mutual funds	110	111	96
Options	95	99	114
Total	$1,207	$1,190	$1,329

The increase in commission revenues from 2002 to 2003 was primarily due to higher daily average trades, partially offset by lower revenue per revenue trade. The decrease in commission revenues from 2001 to 2002 was primarily due to lower daily average trades, partially offset by higher revenue per revenue trade. Commission revenues include $105 million in 2003, $52 million in 2002, and $29 million in 2001, related to Schwab's institutional trading business. Schwab's institutional trading business also generates principal transaction revenues, as well as other revenues. Additionally, commission revenues include $68 million in 2003, $67 million in 2002, and $59 million in 2001 related to certain securities serviced by Schwab's fixed income division, including exchange-traded unit investment trusts, real estate investment trusts, and corporate debt. Schwab's fixed income division also generates principal transaction revenues.

As illustrated in the following table, daily average revenue trades executed by the Company increased 5% in 2003. Average revenue earned per revenue trade decreased 3% from 2002 to 2003, primarily due to decreased pricing of certain equity trades made through online channels as well as decreased pricing of fixed income securities trades. Average revenue earned per revenue trade increased 8% from 2001 to 2002, mainly due to higher client fixed income securities trades and increased pricing of equity trades made through automated telephone channels and broker-assisted trades.

Trading Activity	2003	2002	2001
Daily average revenue trades (in thousands)[1]	140.8	134.1	159.7
Accounts that traded during the year (in thousands)	2,734	2,871	3,028
Average revenue trades per account that traded	12.9	11.8	13.1
Trading frequency proxy[2]	3.8	3.8	4.2
Number of trading days[3]	250.0	252.0	248.0
Average revenue earned per revenue trade	$36.72	$37.78	$35.02
Online trades as a percentage of total trades	87%	83%	80%

1 Includes all client trades (both individuals and institutions) that generate either commission revenue or revenue from principal markups (i.e., fixed income).
2 Represents revenue trades per $100,000 in total client assets.
3 Effective in the third quarter of 2003, the Company considers reduced exchange trading sessions as half days.

Net Interest Revenue

Net interest revenue, as shown in the following table, is the difference between interest earned on certain assets (mainly margin loans to clients, investments of segregated client cash balances, loans to banking clients, and securities available for sale) and interest paid on supporting liabilities (mainly deposits from banking clients and brokerage client cash balances). Net interest revenue is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and hedging strategies.

Substantially all of the Company's net interest revenue is earned through the Individual Investor, Institutional Investor, and U.S. Trust segments. In clearing its clients' trades, Schwab holds cash balances payable to clients. In most cases, Schwab pays its clients interest on cash balances awaiting investment, and may invest these funds and earn interest revenue. Margin loans arise when Schwab lends funds to clients on a secured basis to purchase securities. Pursuant to Securities and Exchange Commission (SEC) regulations, client cash balances that are not used for margin lending are generally segregated into investment accounts that are maintained for the exclusive benefit of clients.

When investing segregated client cash balances, Schwab must adhere to SEC regulations that restrict investments to U.S. government securities, participation certificates, mortgage-backed securities guaranteed by the Government National Mortgage Association, certificates of deposit issued by U.S. banks and thrifts, and resale agreements collateralized by qualified securities. Schwab's policies for credit quality and maximum maturity requirements are more restrictive than these SEC regulations. In each of the last three years, resale agreements accounted for over 75% of Schwab's investments of segregated client cash balances. The average maturities of Schwab's total investments of segregated client cash balances were 161 days for 2003 and 66 days for both 2002 and 2001. U.S. Trust and Schwab Bank lend funds to banking clients primarily in the form of mortgage loans. These loans are largely funded by interest-bearing deposits from banking clients.

	2003	2002	2001
Interest Revenue:			
Margin loans to clients	$347	$ 459	$ 832
Investments, client-related	284	337	555
Loans to banking clients	230	236	240
Securities available for sale	74	76	79
Other	35	50	115
Total	970	1,158	1,821
Interest Expense:			
Deposits from banking clients	96	94	128
Brokerage client cash balances	76	164	678
Long-term debt	35	46	55
Short-term borrowings	14	23	27
Other	20	7	22
Total	241	334	910
Net interest revenue	$729	$ 824	$ 911

The Company's interest-earning assets are financed primarily by interest-bearing brokerage client cash balances and deposits from banking clients. Other funding sources include noninterest-bearing brokerage client cash balances, proceeds from stock-lending activities, short-term borrowings and long-term debt, as well as stockholders' equity. Client-related daily average balances, interest rates, and average net interest spread are summarized as follows:

	2003	2002	2001
Interest-Earning Assets (client-related and other):			
Investments (client-related):			
Average balance outstanding	$21,912	$17,950	$13,499
Average interest rate	1.30%	1.88%	4.11%
Margin loans to clients:			
Average balance outstanding	$ 7,026	$ 8,018	$11,427
Average interest rate	4.94%	5.72%	7.29%
Loans to banking clients:			
Average balance outstanding	$ 5,034	$ 4,204	$ 3,469
Average interest rate	4.56%	5.62%	6.91%
Securities available for sale:			
Average balance outstanding	$ 1,904	$ 1,508	$ 1,317
Average interest rate	3.91%	5.02%	5.98%
Average yield on interest-earning assets	2.62%	3.50%	5.74%
Funding Sources (client-related and other):			
Interest-bearing brokerage client cash balances:			
Average balance outstanding	$23,140	$22,432	$21,649
Average interest rate	.33%	.73%	3.13%
Interest-bearing banking deposits:			
Average balance outstanding	$ 5,395	$ 4,046	$ 3,365
Average interest rate	1.79%	2.33%	3.80%
Other interest-bearing sources:			
Average balance outstanding	$ 2,843	$ 1,094	$ 1,117
Average interest rate	1.05%	2.03%	3.99%
Average noninterest-bearing portion	$ 4,498	$ 4,108	$ 3,581
Average interest rate on funding sources	.56%	.88%	2.86%
Summary:			
Average yield on interest-earning assets	2.62%	3.50%	5.74%
Average interest rate on funding sources	.56%	.88%	2.86%
Average net interest spread	2.06%	2.62%	2.88%

The decreases in net interest revenue from 2001 to 2003 were primarily due to changes in the composition of interest-earning assets, including the decline in margin loan balances and the corresponding increase in client-related investments. In addition, the decline in yields

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted

on interest-earning assets due to changes in the interest rate environment was only partially offset by lower yields on funding sources.

Since the Company establishes the rates paid on brokerage client cash balances and certain banking deposits and the rates charged on margin loans, it manages a substantial portion of its net interest spread. However, the spread is influenced by external factors such as the interest rate environment and competition. The Company's average net interest spread decreased from 2001 to 2003 as the average yield on interest-earning assets, primarily client-related investments, declined more than the average interest rate on funding sources.

Principal Transactions

Principal transaction revenues, as shown in the following table, are primarily comprised of revenues from client fixed income securities trading activity, which are included in the Capital Markets, Individual Investor, and Institutional Investor segments, and net gains from market-making activities in equity securities, which are included in the Capital Markets segment. Factors that influence principal transaction revenues include the volume of client trades, market price volatility, average revenue per equity share traded, and changes in regulations and industry practices. While substantially all Nasdaq security trades originated by the clients of Schwab are directed to SCM, a substantial portion of SCM's trading volume comes from parties other than Schwab.

Principal Transactions	2003	2002	2001
Fixed income securities	$ 89	$ 92	$ 65
Equity securities	79	92	190
Total[1]	$168	$184	$255

1 Includes $15 million in 2003 and $23 million in each of 2002 and 2001 related to Schwab's institutional trading business.

The decrease in principal transaction revenues from 2002 to 2003 was primarily due to lower average revenue per equity share traded, partially offset by higher equity share volume handled by SCM as a result of increased institutional trading activity, as well as lower levels of revenues related to Schwab's specialist operations and revenues from client fixed income securities trading activity. The decrease in principal transaction revenues from 2001 to 2002 was primarily due to lower average revenue per equity share traded and lower equity share volume handled by SCM, partially offset by higher revenues from client fixed income securities trading activity. SCM's average revenue per equity share traded decreased to .1¢ in 2003 from .4¢ in 2002 and .8¢ in 2001. The decrease from 2002 to 2003 was primarily due to a significant increase in trading in equity securities with narrower spreads, as well as difficult market conditions in the first half of the year. The decrease from 2001 to 2002 was primarily due to market conditions as well as the change to decimal pricing, which was fully implemented by April 2001.

Other Revenues

Other revenues include net gains and losses on certain investments, fees for services (such as order handling fees), account service fees, and software maintenance fees. Other revenues are earned primarily through the Individual Investor, Institutional Investor and U.S. Trust segments.

Expenses Excluding Interest

As shown in the table below, total expenses excluding interest declined in 2003 primarily due to lower restructuring charges and decreases in most expense categories as a result of the Company's continued expense reduction measures.

Composition of Expenses, Excluding Interest	Growth Rate 1-year 2002-2003	2003	2002	2001
Compensation and benefits	(4%)	$1,771	$1,846	$1,895
Occupancy and equipment	(3%)	441	456	470
Depreciation and amortization	(10%)	284	317	331
Communications	(5%)	243	256	331
Professional services	5%	180	172	186
Advertising and market development	(33%)	139	208	243
Commissions, clearance and floor brokerage	10%	77	70	89
Restructuring and other charges	(77%)	81	358	402
Impairment charges	(86%)	5	37	-
Goodwill amortization	-	-	-	63
Other	8%	156	144	105
Total expenses	(13%)	$3,377	$3,864	$4,115
Expenses as a percentage of total revenues:				
Total expenses, excluding interest		83%	94%	96%
Compensation and benefits		43%	45%	44%
Advertising and market development		3%	5%	6%

Compensation and Benefits

Compensation and benefits expense includes salaries and wages, incentive and variable compensation, related employee benefits and taxes, and retention program costs arising from certain acquisitions and mergers. Employees receive variable compensation that is tied to the achievement of specified objectives relating primarily to revenue growth and profit margin. Additionally, at management's discretion, employees may receive incentive compensation relating to progress on the Company's strategic priorities. Therefore, a significant portion of compensation and benefits expense will fluctuate with these measures.

The decrease in compensation and benefits expense from 2002 to 2003 was primarily due to a reduction in full-time equivalent employees and lower levels of employee benefits, partially offset by higher levels of incentive compensation and discretionary bonuses to employees. The decrease from 2001 to 2002 was primarily due to a reduction in full-time equivalent employees, partially offset by the accrual of higher discretionary and incentive compensation, and higher employee benefits. The following table shows a comparison of certain compensation and benefits components and employee data:

Compensation and Benefits	2003	2002	2001
Salaries and wages	$1,193	$1,244	$1,352
Incentive and variable compensation	327	280	209
Employee benefits and other	250	300	278
Retention programs[1]	1	22	56
Total	$1,771	$1,846	$1,895
Full-time equivalent employees (at year end, in thousands)[2]	16.3	16.7	19.6

1 Relates to programs put in place to retain certain employees related to acquisitions and mergers.
2 Includes full-time, part-time and temporary employees, and persons employed on a contract basis.

Employee benefits and other expense decreased from 2002 primarily due to the suspension of the Company's 401(k) employer contribution in 2003 (except for a discretionary award to certain non-officer employees made in the fourth quarter of 2003). Additionally, employee benefits and other expense includes net pension expense of $8 million in 2003 related to U.S. Trust's defined benefit pension plan, compared to net pension income (which is a reduction to this expense line item) of less than $1 million for 2002, and $12 million for 2001. The increase in pension expense in 2003 was primarily due to changes in certain assumptions used to calculate pension expense, including the expected rate of return on pension plan assets and the discount rate, both effective in 2003. The decrease in net pension income in 2002 was primarily due to a decline in the fair value of pension plan assets, as well as an increase in the number of employees covered under the pension plan, and a lower assumed discount rate.

In 2003, management significantly reduced the number of stock option grants to employees. Additionally in 2003, the Company awarded to eligible officers long-term incentive plan (LTIP) units and restricted stock under a new long-term incentive program. These awards are restricted from transfer or sale and generally vest over a four-year period. The cash payout of the LTIP units at the end of the vesting period is based on the Company achieving certain cumulative EPS levels.

Expenses Excluding Compensation and Benefits

The decreases in advertising and market development expense from 2001 to 2003 were primarily due to reductions, as part of the Company's expense reduction measures, in brand-focused television and other media spending. As discussed in "Description of Business — Overview," management intends to increase marketing communications in 2004 above 2003 levels. The decreases in occupancy and equipment expense and depreciation and amortization expense from 2001 to 2003 were primarily due to the Company's restructuring initiatives and other expense reduction measures (see Results of Operations — Financial Overview — Restructuring for a discussion of the expected impact on 2004 expenses). The increase in professional services expense from 2002 to 2003 was primarily due to higher levels of consulting fees in several areas, including new and expanded products and services, and information technology projects.

Taxes on Income

The Company's effective income tax rate was 33.5% in 2003, 42.6% in 2002, and 44.1% in 2001. The decrease from 2002 to 2003 was primarily due to tax benefits in 2003 related to the deductibility of certain costs associated with the Company's merger with U.S. Trust and the Company's sale of its U.K. market-making operation.

Liquidity and Capital Resources

CSC is a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System (Federal Reserve Board) under the Bank Holding Company Act of 1956, as amended. CSC conducts virtually all business through its wholly owned subsidiaries. The capital structure among CSC and its subsidiaries is designed to provide each entity with capital and liquidity to meet its operational needs and regulatory requirements. See note "23 — Regulatory Requirements" in the Notes to Consolidated Financial Statements.

Liquidity

CSC: CSC's liquidity needs are generally met through cash generated by its subsidiaries, as well as cash provided by external financing. As discussed below, Schwab, CSC's depository institution subsidiaries, and SCM are subject to regulatory requirements that may restrict them from certain transactions with CSC. Management believes that funds generated by the operations of CSC's subsidiaries will continue to be the primary funding source in meeting CSC's liquidity needs, providing adequate liquidity to meet CSC's depository institution subsidiaries' capital guidelines, and maintaining Schwab's and SCM's net capital. Based on their respective regulatory capital ratios at December 31, 2003 and 2002, the Company and its depository institution subsidiaries are considered well capitalized.

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted

CSC has liquidity needs that arise from its Senior Medium-Term Notes, Series A (Medium-Term Notes), as well as from the funding of cash dividends, acquisitions, and other investments. The Medium-Term Notes, of which $466 million was issued and outstanding at December 31, 2003, have maturities ranging from 2004 to 2010 and fixed interest rates ranging from 6.04% to 8.05% with interest payable semiannually. CSC has entered into Swaps that effectively convert the interest rate characteristics of a portion of the Medium-Term Notes from fixed to variable. For a complete discussion of the Swaps, see note "25 — Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements. The Medium-Term Notes are rated A2 by Moody's Investors Service (Moody's), A- by Standard & Poor's Ratings Group (S&P), and A by Fitch IBCA, Inc. (Fitch).

CSC has a prospectus supplement on file with the SEC enabling CSC to issue up to $750 million in Senior or Senior Subordinated Medium-Term Notes, Series A. At December 31, 2003, all of these notes remained unissued.

CSC has authorization from its Board of Directors (Board) to issue commercial paper up to the amount of CSC's committed, unsecured credit facility (see below), not to exceed $1.5 billion. At December 31, 2003, no commercial paper has been issued. CSC's ratings for these short-term borrowings are P-1 by Moody's, A-2 by S&P, and F1 by Fitch.

CSC maintains an $800 million committed, unsecured credit facility with a group of twenty banks which is scheduled to expire in June 2004. This facility replaced a facility that expired in June 2003. These facilities were unused in 2003. Any issuances under CSC's commercial paper program (see above) will reduce the amount available under this facility. The funds under this facility are available for general corporate purposes and CSC pays a commitment fee on the unused balance of this facility. The financial covenants in this facility require CSC to maintain a minimum level of tangible net worth, and Schwab and SCM to maintain specified levels of net capital, as defined. Management believes that these restrictions will not have a material effect on its ability to meet foreseeable dividend or funding requirements.

CSC also has direct access to $778 million of the $828 million uncommitted, unsecured bank credit lines, provided by nine banks, that are primarily utilized by Schwab to manage short-term liquidity. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. These lines were not used by CSC in 2003.

Schwab: Most of Schwab's assets are readily convertible to cash, consisting primarily of short-term (i.e., less than 150 days) investment-grade, interest-earning investments (the majority of which are segregated for the exclusive benefit of clients pursuant to regulatory requirements), receivables from brokerage clients, and receivables from brokers, dealers and clearing organizations. Client margin loans are demand loan obligations secured by readily marketable securities. Receivables from and payables to brokers, dealers and clearing organizations primarily represent current open transactions, which usually settle, or can be closed out, within a few business days.

Liquidity needs relating to client trading and margin borrowing activities are met primarily through cash balances in brokerage client accounts, which were $25.6 billion, $24.9 billion and $25.0 billion at December 31, 2003, 2002, and 2001, respectively. Management believes that brokerage client cash balances and operating earnings will continue to be the primary sources of liquidity for Schwab in the future.

Upon adoption of Financial Accounting Standards Board Interpretation (FIN) No. 46 — Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 — Consolidated Financial Statements in the first quarter of 2003, the Company consolidated a special purpose trust and recorded a note payable of $235 million. See note "2 — Significant Accounting Policies — New Accounting Standards" in the Notes to Consolidated Financial Statements for further discussion of this consolidation.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of nine banks totaling $828 million at December 31, 2003 (as noted previously, $778 million of these lines are also available for CSC to use). The need for short-term borrowings arises primarily from timing differences between cash flow requirements and the scheduled liquidation of interest-bearing investments. Schwab used such borrowings for 7 days in 2003, with the daily amounts borrowed averaging $27 million. There were no borrowings outstanding under these lines at December 31, 2003.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with nine banks in favor of the OCC aggregating $630 million at December 31, 2003. Schwab pays a fee to maintain these letters of credit. No funds were drawn under these letters of credit at December 31, 2003.

Schwab is subject to regulatory requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers. These regulations prohibit Schwab from repaying subordinated borrowings to CSC, paying cash dividends, or making unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement of $1 million. At December 31, 2003, Schwab's net capital was $1.2 billion (14% of aggregate debit balances), which was $1.1 billion in excess of its minimum required net capital and $797 million in excess of 5% of aggregate debit balances. Schwab has historically targeted net capital to be at least 10% of its aggregate debit balances, which primarily consist of client margin loans.

To manage Schwab's regulatory capital requirement, CSC provides Schwab with a $1.4 billion subordinated revolving credit facility which is scheduled to expire in September 2004. The amount outstanding under this facility at December 31, 2003 was $220 million. Borrowings under this subordinated lending arrangement qualify as regulatory capital for Schwab.

U.S. Trust: U.S. Trust's liquidity needs are generally met through deposits from banking clients, equity capital, and borrowings.

Beginning in the fourth quarter of 2003, certain Schwab brokerage clients can sweep the excess cash held in their accounts into a money market deposit account at U.S. Trust. At December 31, 2003, these balances totaled $119 million.

In addition to traditional funding sources such as deposits, federal funds purchased, and repurchase agreements, USTC's depository institution subsidiaries have established their own external funding sources. At December 31, 2003, U.S. Trust had $52 million in Trust Preferred Capital Securities outstanding with a fixed interest rate of 8.41%. Certain of USTC's depository institution subsidiaries have established credit facilities with the Federal Home Loan Bank System (FHLB) totaling $758 million. At December 31, 2003, $625 million was outstanding under these facilities. Additionally, at December 31, 2003, U.S. Trust had $243 million of federal funds purchased and $128 million of repurchase agreements outstanding with third parties.

Beginning in 2003, U.S. Trust also engages in intercompany repurchase agreements with Schwab Bank. At December 31, 2003, U.S. Trust had $200 million in repurchase agreements outstanding with Schwab Bank.

CSC provides U.S. Trust with a $300 million short-term credit facility maturing in December 2006. Borrowings under this facility do not qualify as regulatory capital for U.S. Trust. The amount outstanding under this facility was $45 million at December 31, 2003.

U.S. Trust is subject to the Federal Reserve Board's risk-based and leverage capital guidelines. These regulations require banks and bank holding companies to maintain minimum levels of capital. In addition, USTC's depository institution subsidiaries are subject to limitations on the amount of dividends they can pay to USTC.

SCM: SCM's capital needs are generally met through its equity capital and borrowings from CSC. Most of SCM's assets are liquid, consisting primarily of cash and cash equivalents, marketable securities, and receivables from brokers, dealers and clearing organizations.

SCM may borrow up to $150 million under a subordinated lending arrangement with CSC which is scheduled to expire in August 2004. Borrowings under this arrangement qualify as regulatory capital for SCM. The amount outstanding under this facility at December 31, 2003 was $50 million. The advances under this facility satisfy increased intra-day capital needs at SCM to support the expansion of its institutional equities and trading businesses. In addition, CSC provides SCM with a $50 million short-term credit facility. Borrowings under this arrangement do not qualify as regulatory capital for SCM. No funds were drawn under this facility at December 31, 2003.

SCM is subject to the same net capital regulatory requirements as Schwab (see discussion above). At December 31, 2003, SCM's net capital was $74 million, which was $73 million in excess of its minimum required net capital.

Schwab Bank: Schwab Bank's current liquidity needs are generally met through deposits from banking clients and equity capital.

Beginning in 2003, certain Schwab brokerage clients can sweep the excess cash held in their accounts into a money market deposit account at Schwab Bank. At December 31, 2003, these balances totaled $1.5 billion.

Schwab Bank has access to traditional funding sources such as deposits, federal funds purchased, and repurchase agreements. Additionally, CSC provides Schwab Bank with a $100 million short-term credit facility which matures in December 2005. Borrowings under this facility do not qualify as regulatory capital for Schwab Bank. No funds were drawn under this facility at December 31, 2003.

Schwab Bank is subject to the same risk-based and leverage capital guidelines as U.S. Trust (see discussion above), except that Schwab Bank is subject to a minimum tier 1 leverage ratio of 8% for its first three years of operations. In addition, Schwab Bank is subject to limitations on the amount of dividends it can pay to CSC.

Liquidity Risk Factors

The Company manages risk by maintaining sufficient liquid financial resources to fund its balance sheet and meet its obligations. The Company's liquidity needs are met primarily through cash generated by operations, as well as cash provided by external financing. Risks in meeting these needs may arise with fluctuations in client cash or deposit balances, as well as changes in market conditions.

Specific risk factors which may affect the Company's liquidity position include:

- a dramatic increase in the Company's client lending activities (including margin, mortgage, and personal lending) which may reduce the Company's liquid resources and capital position;
- a significant increase in client order flow in SCM's market-making activities, creating an imbalance of long or short securities positions which may reduce the Company's liquid resources and excess capital position;
- a reduction in cash held in banking or brokerage client accounts which may affect the amount of the Company's liquid assets; and
- a significant downgrade in the Company's credit ratings which could increase its borrowing costs and limit its access to the capital markets.

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted

Cash and Capital Resources

The Company's cash position (reported as cash and cash equivalents on the Company's consolidated balance sheet) and cash flows are affected by changes in brokerage client cash balances and the associated amounts required to be segregated under federal or other regulatory guidelines. Timing differences between cash and investments actually segregated on a given date and the amount required to be segregated for that date may arise in the ordinary course of business and are addressed by the Company in accordance with applicable regulations. Other factors which affect the Company's cash position and cash flows include investment activity in securities owned, levels of capital expenditures, acquisition activity, banking client deposit and loan activity, financing activity in short-term borrowings and long-term debt, payments of dividends, and repurchases of CSC's common stock.

In 2003, cash and cash equivalents decreased $282 million, or 9%, to $2.8 billion primarily due to higher levels of securities owned and increases in loans to banking clients, offset by increases in deposits from banking clients, including sweep deposit accounts. Management does not believe that this decline in cash and cash equivalents is an indication of a trend.

The Company's capital expenditures were $153 million in 2003 and $160 million in 2002, or 4% of revenues in each year. In 2003, 83% of capital expenditures were for information technology and 17% for facilities expansion and improvements. Capital expenditures as described above include the capitalized costs for developing internal-use software of $67 million in 2003 and $71 million in 2002.

Management currently anticipates that 2004 capital expenditures will be approximately 35% higher than 2003 spending, primarily due to increased spending on information technology hardware. As has been the case in recent years, the Company may adjust its capital expenditures from period to period as business conditions change.

During 2003, the Company:

- Repaid $100 million of Medium-Term Notes;
- Received cash proceeds of $34 million on the exercise of 6 million of the Company's stock options, with a weighted-average exercise price of $6.21, and a related tax benefit of $6 million; and
- Paid common stock dividends of $68 million.

The Company monitors both the relative composition and absolute level of its capital structure. The Company's total financial capital (long-term debt plus stockholders' equity) at December 31, 2003 was $5.2 billion, up $580 million, or 12%, from a year ago, due to higher stockholders' equity and a net increase in long-term debt. At December 31, 2003, the Company had long-term debt of $772 million, or 15% of total financial capital, bearing interest at a weighted-average rate of 5.6%. At December 31, 2003, the Company's stockholders' equity was $4.5 billion, or 85% of total financial capital. Management currently anticipates that long-term debt will remain below 30% of total financial capital.

Commitments

A summary of the Company's principal contractual obligations and other commitments as of December 31, 2003 is shown in the following table. Management believes that funds generated by its operations, as well as cash provided by external financing, will continue to be the primary funding sources in meeting these obligations and commitments.

Payments Due by Period	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years	Total
Operating leases[1]	$ 239	$ 514	$271	$ 517	$1,541
Long-term debt[2]	81	397	24	251	753
Credit-related financial instruments[3]	980	184	-	516	1,680
Purchase obligations[4]	242	161	17	-	420
Other commitments[5]	4	-	-	-	4
Total	$1,546	$1,256	$312	$1,284	$4,398

1 Includes minimum rental commitments, net of sublease commitments, and maximum guaranteed residual values under noncancelable leases for equipment. See Note 24 to the Consolidated Financial Statements.
2 See Note 17 to the Consolidated Financial Statements. Excludes the effect of interest swaps, see Item 3 – Quantitative and Qualitative Disclosures About Market Risk – Financial Instruments Held for Purposes Other Than Trading – Interest Rate Swaps.
3 Includes U.S. Trust and Schwab Bank firm commitments to extend credit primarily for loans to banking clients and standby letters of credit. See Note 25 to the Consolidated Financial Statements.
4 Includes purchase obligations of $149 million which can be canceled by the Company without penalty.
5 Includes committed capital contributions to venture capital funds.

Share Repurchases

CSC repurchased 4 million shares of its common stock for $32 million in 2003 and 32 million shares of its common stock for $299 million in 2002. As of December 31, 2003, CSC has authority to repurchase up to $318 million of its common stock.

Dividend Policy

Since the initial dividend in 1989, CSC has paid 59 consecutive quarterly dividends and has increased the dividend 13 times, including a 27% increase in the third quarter of 2003. Since 1989, dividends have increased by a 25% compounded annual growth rate. CSC paid common stock dividends of $.050 per share in 2003, and $.044 per share in each of 2002 and 2001. While the payment and amount of dividends are at the discretion of the Board, subject to certain regulatory and other restrictions, the Company currently targets its cash dividend at approximately 10% to 20% of net income.

Risk Management

Overview

The Company's business and activities expose it to different types of risks including, but not limited to, those discussed below. Proper identification, assessment and management of these risks are essential to the success and financial soundness of the Company.

Risk management and oversight at the Company begins with the Board. The Audit Committee reviews major risk exposures and the steps management has taken to monitor and control such exposures, and reports on these issues to the full Board. The Audit Committee delegates the formulation of policies and day-to-day risk oversight and management to the Executive Committee of the Company. The Executive Committee provides guidance regarding strategies and risk tolerance and is responsible for an integrated approach to risk exposures. The Executive Committee both delegates to, and has several members who actively participate in, risk management at the Company through the Global Risk Steering Committee. The Global Risk Steering Committee is responsible for reviewing and monitoring the Company's risk exposures, leading in the continued development of the Company's risk management policies and practices, reviewing changes in regulations and other risk-related developments, and reporting to the Audit Committee. Various other functional risk committees consisting of members of senior management report into the Global Risk Steering Committee on a frequent basis. These committees include:

- Technology and Operations Risk Committee, which focuses on the integrity of operational controls and operating capacity of the Company's technology and operations systems;
- Financial Risk Oversight Committee, which focuses on the credit exposures resulting from client activity (i.e., margin lending activities and loans to banking clients), the investing activities of certain of the Company's proprietary funds, corporate credit activities (i.e., counterparty and corporate investing activities), the Company's liquidity, capital resources, interest rate risk, and the market risk resulting from securities positioning activities;
- Fiduciary Risk Committee, which focuses on overseeing the activities of the Company that are deemed to have a fiduciary component; and
- Disclosure Committee, which focuses on the oversight of disclosure and internal controls as recommended pursuant to the Sarbanes-Oxley Act of 2002.

Additionally, the Finance, Risk Management, Compliance, and Internal Audit Departments and the Office of Corporate Counsel assist management and the various risk committees in evaluating and monitoring the Company's risk profile.

Risk is inherent in the Company's business. Consequently, despite the Company's attempts to identify areas of risk, oversee operational areas involving risk, and implement policies and procedures designed to mitigate risk, there can be no assurance that the Company will not suffer unexpected losses due to operating or other risks.

The following discussion highlights the Company's principal risks and some of the policies and procedures for risk identification, assessment, and mitigation. See Liquidity and Capital Resources for a discussion on liquidity risk and note "25 — Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements for additional discussion on credit risk and market risk.

Technology and Operating Risk

Technology and operating risk is the potential for loss due to deficiencies in control processes or technology systems that constrain the Company's ability to gather, process and communicate information efficiently and securely, without interruptions. The Company's operations are highly dependent on the integrity of its technology systems and the Company's success depends, in part, on its ability to make timely enhancements and additions to its technology in anticipation of client demands. To the extent the Company experiences system interruptions, errors or downtime (which could result from a variety of causes, including changes in client use patterns, technological failure, changes to its systems, linkages with third-party systems, and power failures), the Company's business and operations could be significantly negatively impacted. Additionally, rapid increases in client demand may strain the Company's ability to enhance its technology and expand its operating capacity. To minimize business interruptions, Schwab has two data centers intended, in part, to further improve the recovery of business processing in the event of an emergency.

Technology and operating risk also includes human error, fraud, a terrorist attack, and natural disaster. The Company attempts to mitigate technology and operating risk by maintaining a comprehensive internal control system and by employing experienced personnel. Also, the Company maintains backup and recovery functions, including facilities for backup and communications, and conducts periodic testing of a disaster recovery plan. Each functional area deemed to be potentially of medium to high risk by management performs a risk self assessment on an annual basis, with updates, to evaluate the effectiveness of these internal controls and recovery plans. The Company's risk committees and various policies and procedures, combined with these risk self assessments, are used in part to provide a vehicle for the Chief Executive Officer and Chief Financial Officer to attest to the adequacy of the Company's controls. The Company is committed to an ongoing process of upgrading, enhancing, and testing its technology systems. This effort is focused on meeting client demands, meeting market and regulatory changes, and deploying standardized technology platforms.

The Company is engaged in the research and development of new technologies, services, and products. The Company endeavors to protect its research and development efforts, and its brands, through the use of copyrights, patents, trade secrets, and contracts. From time to time, third parties indicate that they believe the Company may be infringing on their intellectual property (e.g., patents) rights. Under some circumstances, litigation may result from questions regarding infringement, ownership, validity, and scope of intellectual property. Such litigation can require the expenditure of significant Company resources. If the Company were found to have infringed a third-party patent, or other intellectual property rights, it could incur substantial liability, and in some circumstances could be enjoined from using certain technology, or providing certain products or services.

Credit Risk

Credit risk is the potential for loss due to a client or counterparty failing to perform its contractual obligations, or the value of collateral held to secure obligations proving to be inadequate. The Company's direct exposure to credit risk mainly results from margin lending activities, securities lending activities, role as a counterparty in financial contracts, and investing activities, and indirectly from the investing activities of certain of the Company's proprietary funds. To mitigate the risks of such losses, the Company has established policies and procedures which include: establishing and reviewing credit limits, monitoring of credit limits and quality of counterparties, and adjusting margin requirements for certain securities. In addition, most of the Company's credit extensions, such as margin loans to clients, securities lending agreements, and resale agreements, are supported by collateral arrangements. These arrangements are subject to requirements to provide additional collateral in the event that market fluctuations result in declines in the value of collateral received.

Additionally, the Company has exposure to credit risk associated with the Company's banking loan portfolios held at U.S. Trust and Schwab Bank. This counterparty credit exposure is actively managed through individual and portfolio reviews performed by account officers and senior line management. Periodic assessment of the validity of credit ratings, credit quality and the credit management process is conducted by a risk review department which is separate from the loan origination and monitoring department. Management regularly reviews asset quality including concentrations, delinquencies, nonperforming loans to banking clients, losses and recoveries. All are factors in the determination of an appropriate allowance for credit losses, which is reviewed quarterly by senior management. See notes "10 — Loans to Banking Clients and Related Allowance for Credit Losses" and "25 — Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements for an analysis of the Company's loan portfolios and allowance for credit losses, and for an additional discussion on credit risk, respectively.

There were no troubled debt restructurings at December 31, 2003 or 2002. As of December 31, 2003, management is not aware of any significant potential problem loans other than the amounts disclosed in note "10 — Loans to Banking Clients and Related Allowance for Credit Losses" in the Notes to Consolidated Financial Statements.

Fiduciary Risk

Fiduciary risk is the potential for financial or reputational loss through the breaching of fiduciary duties to a client. Fiduciary activities include, but are not limited to, individual and institutional trust, investment management, custody, and cash and securities processing. The Company attempts to mitigate this risk by establishing procedures to ensure that obligations to clients are discharged faithfully and in compliance with applicable legal and regulatory requirements. Business units have the primary responsibility for adherence to the procedures applicable to their business. Guidance and control are provided through the creation, approval, and ongoing review of applicable policies by business units and various fiduciary risk committees.

Market Risk

Market risk is the potential for loss due to a change in the value of a financial instrument held by the Company as a result of fluctuations in interest rates, equity prices or currency exchange rates.

The Company is exposed to interest rate risk primarily from changes in the interest rates on its interest-earning assets (mainly margin loans to clients, investments, loans to banking clients, mortgage-backed securities, and other fixed-rate investments) and its funding sources (including brokerage client cash balances, banking deposits, proceeds from stock-lending activities, long-term debt, and stockholders' equity) which finance these assets. To mitigate the risk of loss, the Company has established policies and procedures which include setting guidelines on the amount of net interest revenue at risk, and by monitoring the net interest margin and average maturity of its interest-earning assets and funding sources. The Company also has the ability to adjust the rates paid on certain brokerage client cash balances and certain banking deposits and the rates charged on margin loans. Additionally, the Company uses Swaps to mitigate interest rate exposure associated with short-term floating interest-rate deposits.

The Company is exposed to equity price risk through its role as a financial intermediary in client-related transactions, and by holding financial instruments mainly in its capacity as a market maker and relating to its proprietary equity trading operations. To mitigate the risk of losses, these financial instruments are monitored by management to assure compliance with limits established by the Company. In addition, these financial instruments are marked to market on a daily basis. Also, the Company purchases and sells from time to time exchange-traded futures and options to mitigate market risk on these inventories. The Company's exposure to currency exchange risk is not material.

Additional qualitative and quantitative disclosures about market risk are summarized in the following paragraphs. See note "25 —

Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements for an additional discussion on market risk.

Financial Instruments Held For Trading Purposes: The Company holds fixed income securities, which include municipal and government securities, and corporate bonds, in inventory to meet clients' trading needs. The fair value of such inventory was approximately $74 million and $34 million at December 31, 2003 and 2002, respectively. These securities, and the associated interest rate risk, are not material to the Company's financial position, results of operations, or cash flows.

The Company maintains inventories in exchange-listed, Nasdaq, and other equity securities on both a long and short basis. The fair value of these securities is shown in the following table:

December 31,	2003	2002
Equity Securities:		
Long positions	$ 97	$79
Short positions	(74)	(7)
Net long positions	$ 23	$72

Using a hypothetical 10% increase or decrease in prices, the potential loss or gain in fair value is estimated to be approximately $2 million and $7 million at December 31, 2003 and 2002, respectively.

In addition, the Company may enter into exchange-traded futures and options contracts based on equity market indices to hedge potential losses in equity inventory positions. There were no open futures or options contracts at December 31, 2003. The notional amounts and fair values of these futures and options contracts are shown in the following table:

December 31,	2003	2002
Exchange-traded Contracts:		
Net Short Futures[1]:		
Notional Amount	-	$63
Fair Value	-	$61
Long Put Options:		
Notional Amount	-	$ 4
Fair Value[2]	-	-

1 Notional amount represents original contract price of the futures. Fair value represents the index price. The difference between the notional and fair value amounts are settled daily in accordance with futures market requirements.

2 Amount was less than $1 million at December 31, 2002.

Using a hypothetical 10% increase or decrease in the underlying indices, the potential loss or gain in fair value was estimated to be approximately $6 million at December 31, 2002, which would substantially offset the potential loss or gain on the equity securities previously discussed.

Value-At-Risk: All trading activities are subject to market risk limits established by the Company's businesses and approved by senior management who are independent of the businesses. The Company manages trading risk through position policy limits, value-at-risk (VaR) measurement methodology, and other market sensitivity measures. Based on certain assumptions and historical relationships, VaR estimates a potential loss from adverse changes in the fair values of the Company's overnight trading positions. To calculate VaR, the Company uses a 99% confidence level with a one-day holding period for most instruments. Stress testing is performed on a regular basis to estimate the potential loss from severe market conditions. It is the responsibility of the Company's Risk Management department, in conjunction with the businesses, to develop stress scenarios and use the information to assess the ongoing appropriateness of exposure levels and limits.

The Company holds fixed income securities and equities for trading purposes. The estimated VaR for both fixed income securities and equities at December 31, 2003 and the high, low, and daily average during the year then ended was $1 million or less for each category and stated period.

The VaR model is a risk analysis tool that attempts to measure the potential losses in fair value, earnings, or cash flows from changes in market conditions and may not represent actual losses in fair value that may be incurred by the Company. VaR relies on historical data and statistical relationships. As a result, VaR must be interpreted with an understanding of the method's strengths and limitations.

Financial Instruments Held For Purposes Other Than Trading:

Debt Issuances: At December 31, 2003 and 2002, CSC had $466 million and $566 million aggregate principal amount of Medium-Term Notes outstanding, respectively, with fixed interest rates ranging from 6.04% to 8.05%. At December 31, 2003 and 2002, U.S. Trust had $52 million Trust Preferred Capital Securities outstanding, with a fixed interest rate of 8.41%.

The Company has fixed cash flow requirements regarding these long-term debt obligations due to the fixed rate of interest. The fair value of these obligations at December 31, 2003 and 2002, based on estimates of market rates for debt with similar terms and remaining maturities, was $584 million and $674 million, respectively, which approximated their carrying amounts of $537 million and $642 million, respectively.

Interest Rate Swaps: As part of its consolidated asset and liability management process, the Company utilizes Swaps to manage interest rate risk. For a discussion of such Swaps, see note "25 — Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk" in the Notes to Consolidated Financial Statements.

Tabular amounts in millions, except trades, average revenue per revenue trade, and as noted

Loans Held for Sale: Schwab Bank's loans held for sale portfolio consists of fixed- and adjustable-rate mortgages, which are subject to a loss in value when market interest rates rise. Schwab Bank uses forward sale commitments to manage this risk. At December 31, 2003, the forward sale commitments were designated as cash flow hedging instruments of the loans held for sale. Accordingly, the fair values of the forward sale commitments are recorded on the Company's consolidated balance sheet, with gains or losses recorded in other comprehensive income (loss). At December 31, 2003, the derivative liability recorded by Schwab Bank for these forward sale commitments was immaterial.

Net Interest Revenue Simulation: The Company uses net interest revenue simulation modeling techniques to evaluate and manage the effect of changing interest rates. The simulation model (the model) includes all interest-sensitive assets and liabilities, as well as Swaps utilized by the Company to hedge its interest rate risk. Key variables in the model include assumed balance growth or decline for client loans, deposits, and brokerage client cash, changes in the level and term structure of interest rates, the repricing of financial instruments, prepayment and reinvestment assumptions, and product pricing assumptions. The simulations involve assumptions that are inherently uncertain and, as a result, cannot precisely estimate net interest revenue or precisely predict the impact of changes in interest rates on net interest revenue. Actual results may differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies, including changes in asset and liability mix.

As demonstrated by the simulations presented below, the Company is positioned so that the consolidated balance sheet produces an increase in net interest revenue when interest rates rise and, conversely, a decrease in net interest revenue when interest rates fall (i.e., interest-earning assets are repricing more quickly than interest-bearing liabilities).

The simulations in the following table assume that the asset and liability structure of the consolidated balance sheet would not be changed as a result of the simulated changes in interest rates. As the Company actively manages its consolidated balance sheet and interest rate exposure, in all likelihood the Company would take steps to manage any additional interest rate exposure that could result from changes in the interest rate environment. The following table shows the results of a gradual 100 basis point increase or decrease in interest rates relative to the Company's current base rate forecast on simulated net interest revenue over the next twelve months at December 31, 2003 and 2002. The simulations demonstrate a decreased sensitivity to changes in interest rates as of December 31, 2003 than in the prior year. This is primarily due to an increase in assets such as fixed-rate mortgages and long-term investment securities that reprice more slowly than other assets such as margin loans and money market instruments.

Impact on Net Interest Revenue Percentage Increase (Decrease) December 31,	2003	2002
Increase of 100 basis points	1.7%	5.3%
Decrease of 100 basis points	(6.4%)	(12.1%)

In addition to fluctuations in net interest revenue, interest rate declines may adversely affect the Company's ability to maintain its revenue yields on its SchwabFunds money market funds.

Legal and Compliance Risk

Legal and compliance risk refers to the possibility that the Company will be found, by a court, arbitration panel or regulatory authority, not to have complied with an applicable legal or regulatory requirement. The Company may be subject to lawsuits or arbitration claims by clients, employees or other third parties in the different jurisdictions in which it conducts business. Claims against the Company may increase if clients suffer losses during a period of deteriorating equity market conditions, as the Company increases the level of advice it provides to clients, and as the Company strengthens its relationship with IAs. In addition, the Company is subject to extensive regulation by the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange (NYSE), the Commodity Futures Trading Commission, the Federal Reserve Board, the FDIC, the Superintendent of Banks of the State of New York, and other federal, state and market regulators, as well as certain foreign regulatory authorities. New rules and changes in application of current rules could affect the Company's manner of operations and profitability.

As with other major mutual fund companies and broker-dealers that distribute mutual fund shares, affiliates of the Company have been responding to inquiries and subpoenas from federal and state authorities as part of an industry-wide review of mutual fund trading, distribution, and servicing. The Company has been cooperating with authorities and has been conducting its own review of fund distribution, servicing, and trading practices at or through Company affiliates.

With respect to SchwabFunds, to date the Company's review has found no evidence of arrangements with clients to permit late trading or market timing.

With respect to U.S. Trust, as disclosed previously, among the issues under investigation are circumstances in which a small number of parties were permitted to engage in short-term trading of certain Excelsior Funds. The short-term trading activities permitted under these arrangements were terminated when U.S. Trust strengthened its policies and procedures in July 2003. U.S. Trust is assessing the impact of this short-term trading activity on the Excelsior Funds, and has committed to taking remedial action as appropriate.

As disclosed previously, the Company has been reviewing the processing of trades through Schwab's Mutual Fund MarketPlace service. The review has identified a small percentage of trades that were received by Schwab from clients prior to market close, but were modified shortly after market close, in each case after employees contacted the client when the order could not be processed as originally submitted. To date, the review has found no evidence of arrangements with clients to permit late trading or market timing in funds offered through the Mutual Fund MarketPlace, and no evidence of trading activity by clients or employees to take advantage of post-market close information.

The Company's internal reviews are ongoing, and the Company has taken steps to enhance its existing policies and procedures to further discourage, detect, and prevent market timing and late trading.

Lawsuits have been filed against the Company and U.S. Trust and affiliates alleging breaches of duties and violations of law and regulations with respect to market timing in Excelsior Funds. See note "24 — Commitments and Contingent Liabilities — Legal Contingencies" in the Notes to Consolidated Financial Statements.

In addition, Congress and securities regulators are considering new regulations concerning mutual fund distribution some of which, if adopted, could possibly have a significant negative impact on mutual fund investing generally, including investments through mutual fund supermarkets such as the Company's Mutual Fund MarketPlace service. The Company is currently unable to predict whether any such regulations will be adopted or the final form of any potential new regulations.

The Company attempts to mitigate legal and compliance risk through policies and procedures that it believes are reasonably designed to prevent or detect violations of applicable statutory and regulatory requirements (see note "24 — Commitments and Contingent Liabilities" in the Notes to Consolidated Financial Statements). However, violations of applicable statutory and regulatory requirements could subject the Company and/or its directors, officers or employees to disciplinary proceedings or civil or criminal liability. Any such proceeding could cause a significant negative impact on the Company's business and operations.

Competition

The Company faces significant competition from companies seeking to attract client financial assets, including traditional, discount and online brokerage firms, mutual fund companies, banks, and asset management and wealth management companies. Certain of these competitors have greater financial resources than the Company. As the Company makes progress in its development of advice offerings for clients as well as banking and other financial products, it may face increased competition from different companies. The widespread practice of conducting financial transactions online, as well as through wireless applications, have also attracted competition from providers of online services, software development companies and other providers of financial services. Finally, the formation of ECNs and new exchanges may intensify competition. Increased competition may have a negative impact on the Company's business and operations.

Potential Strategic Transactions

The Company expects to continue to evaluate and consider a wide array of potential strategic transactions, including business combinations, acquisitions and dispositions of businesses, services, and other assets. At any given time, the Company may be engaged in discussions or negotiations with respect to one or more of such transactions. Any such transaction could have a material impact on the Company's financial position, results of operations, EPS, or cash flows. There is no assurance that any such discussions or negotiations will result in the consummation of any transaction.

The process of integrating any acquisition may create unforeseen challenges for our operational, financial and management information systems, as well as unforeseen expenditures and other risks, including diversion of management's attention from other business concerns, the potential loss of key clients, employees and business partners, difficulties in managing facilities and employees in different geographic areas, and difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions. In addition, an acquisition may cause us to assume liabilities or become subject to litigation. Further, there can be no assurance that the Company will realize a positive return on any acquisition or that future acquisitions will not be dilutive to our current stockholders' percentage ownership or to EPS. The Company has allocated significant value to goodwill and other intangible assets related to prior acquisitions. Goodwill and certain indefinite-life intangible assets are not amortized, but are subject to impairment testing on a regular basis. If the individual businesses do not perform as expected or if expected synergies are not achieved, the Company may incur impairment charges, accelerated amortization charges, restructuring charges, or other related expenses.

Corporate Governance

The Company is committed to a strong culture of corporate governance and ethical decision-making. The Nominating and Corporate Governance Committee, a Board committee composed of independent directors, recommends corporate governance guidelines, policies and procedures for the Company. The Company has a Corporate Governance Office, headed by the General Counsel, to assist the Board in fulfilling its oversight responsibilities and to promote corporate governance within the firm.

Copies of the Company's Code of Conduct and Business Ethics, Corporate Governance Guidelines, and charters for the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are available on the Company's website at www.aboutschwab.com/corpgov.

Consolidated Statement of Income

In millions, except per share amounts

	Year ended December 31,		
	2003	2002	2001
Revenues			
Asset management and administration fees	$1,825	$1,749	$1,663
Commissions	1,207	1,190	1,329
Interest revenue	970	1,158	1,821
Interest expense	(241)	(334)	(910)
Net interest revenue	729	824	911
Principal transactions	168	184	255
Other	158	144	134
Total	4,087	4,091	4,292
Expenses Excluding Interest			
Compensation and benefits	1,771	1,846	1,895
Occupancy and equipment	441	456	470
Depreciation and amortization	284	317	331
Communications	243	256	331
Professional services	180	172	186
Advertising and market development	139	208	243
Commissions, clearance and floor brokerage	77	70	89
Restructuring and other charges	81	358	402
Impairment charges	5	37	-
Goodwill amortization	-	-	63
Other	156	144	105
Total	3,377	3,864	4,115
Income from continuing operations before taxes on income and extraordinary gain	710	227	177
Taxes on income	238	92	71
Income from continuing operations before extraordinary gain	472	135	106
Loss from discontinued operations, net of tax	-	(38)	(28)
Extraordinary gain on sale of corporate trust business, net of tax	-	12	121
Net Income	$ 472	$ 109	$ 199
Weighted-Average Common Shares Outstanding — Diluted	1,364	1,375	1,399
Earnings Per Share — Basic			
Income from continuing operations before extraordinary gain	$ .35	$ .10	$ .08
Loss from discontinued operations, net of tax	-	$ (.03)	$ (.02)
Extraordinary gain, net of tax	-	$ .01	$ .08
Net income	$ .35	$ .08	$ .14
Earnings Per Share — Diluted			
Income from continuing operations before extraordinary gain	$ .35	$ .10	$ .08
Loss from discontinued operations, net of tax	-	$ (.03)	$ (.02)
Extraordinary gain, net of tax	-	$ .01	$ .08
Net income	$ .35	$ .08	$ .14
Dividends Declared Per Common Share	$ .050	$ .044	$ .044

2002 and 2001 have been adjusted to summarize the impact of The Charles Schwab Corporation's sale of its U.K. brokerage subsidiary, Charles Schwab Europe, in loss from discontinued operations.

See Notes to Consolidated Financial Statements.

In millions, except share and per share amounts

	December 31, 2003	December 31, 2002
Assets		
Cash and cash equivalents	$ 2,832	$ 3,114
Cash and investments segregated and on deposit for federal or other regulatory purposes[1] (including resale agreements of $16,824 in 2003 and $16,111 in 2002)	21,343	21,005
Securities owned — at market value (including securities pledged of $131 in 2003 and $337 in 2002)	4,023	1,716
Receivables from brokers, dealers and clearing organizations	556	222
Receivables from brokerage clients — net	8,581	6,845
Loans to banking clients — net	5,736	4,555
Loans held for sale	29	-
Equipment, office facilities and property — net	956	868
Goodwill — net	835	603
Intangible assets — net	144	6
Other assets	831	771
Total	$45,866	$39,705
Liabilities and Stockholders' Equity		
Deposits from banking clients	$ 8,308	$ 5,231
Drafts payable	154	134
Payables to brokers, dealers and clearing organizations	2,661	1,476
Payables to brokerage clients	27,184	26,401
Accrued expenses and other liabilities	1,330	1,302
Short-term borrowings	996	508
Long-term debt	772	642
Total liabilities	41,405	35,694
Stockholders' equity:		
Preferred stock — 9,940,000 shares authorized; $.01 par value per share; none issued	-	-
Common stock — 3 billion shares authorized; $.01 par value per share; 1,392,091,544 and 1,391,991,180 shares issued in 2003 and 2002, respectively	14	14
Additional paid-in capital	1,749	1,744
Retained earnings	3,125	2,769
Treasury stock — 34,452,710 and 47,195,631 shares in 2003 and 2002, respectively, at cost	(319)	(465)
Unamortized stock-based compensation	(95)	(33)
Accumulated other comprehensive loss	(13)	(18)
Total stockholders' equity	4,461	4,011
Total	$45,866	$39,705

1 Amounts included represent actual balances on deposit, whereas cash and investments required to be segregated for federal or other regulatory purposes were $21,005 million and $21,252 million at December 31, 2003 and 2002, respectively. On January 5, 2004 and January 2, 2003, the Company deposited $221 million and $655 million, respectively, into its segregated reserve bank acounts.

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows

In millions

	Year ended December 31,		
	2003	2002	2001
Cash Flows from Operating Activities			
Net income	$ 472	$ 109	$ 199
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Depreciation and amortization	284	317	331
Impairment charges	5	37	-
Goodwill amortization	-	-	63
Tax benefits from, and amortization of, stock-based awards	29	31	69
Deferred income taxes	27	4	(79)
Non-cash restructuring and other charges	13	42	80
Extraordinary gain on sale of corporate trust business, net of tax	-	(12)	(121)
Other	(26)	27	6
Originations of loans held for sale	(1,606)	-	-
Proceeds from sales of loans held for sale	1,585	-	-
Net change in:			
Cash and investments segregated and on deposit for federal or other regulatory purposes	(1,066)	(3,302)	(8,334)
Securities owned (excluding securities available for sale)	(191)	105	14
Receivables from brokers, dealers and clearing organizations	(351)	220	(89)
Receivables from brokerage clients	(1,741)	2,745	6,709
Other assets	(92)	10	(37)
Drafts payable	20	(261)	(150)
Payables to brokers, dealers and clearing organizations	1,208	643	(335)
Payables to brokerage clients	1,479	(527)	1,291
Accrued expenses and other liabilities	(42)	(16)	(203)
Net cash provided by (used for) operating activities	7	172	(586)
Cash Flows from Investing Activities			
Purchases of securities available for sale	(3,264)	(1,147)	(1,025)
Proceeds from sales of securities available for sale	397	636	473
Proceeds from maturities, calls and mandatory redemptions of securities available for sale	819	415	611
Net increase in loans to banking clients	(1,538)	(705)	(835)
Proceeds from sales of banking client loans	355	196	-
Purchase of equipment, office facilities and property — net	(153)	(160)	(301)
Cash payments for business combinations and investments, net of cash received	(374)	-	(52)
Proceeds from sales of subsidiaries and investments	70	26	49
Proceeds from sale of corporate trust business	-	-	273
Net cash used for investing activities	(3,688)	(739)	(807)
Cash Flows from Financing Activities			
Net change in deposits from banking clients	3,077	(217)	1,139
Net change in short-term borrowings	488	(70)	224
Proceeds from long-term debt	-	100	-
Repayment of long-term debt	(100)	(214)	(40)
Dividends paid	(68)	(60)	(61)
Purchase of treasury stock	(32)	(299)	(368)
Proceeds from stock options exercised and other	34	34	30
Net cash provided by (used for) financing activities	3,399	(726)	924
Decrease in Cash and Cash Equivalents	(282)	(1,293)	(469)
Cash and Cash Equivalents at Beginning of Year	3,114	4,407	4,876
Cash and Cash Equivalents at End of Year	$ 2,832	$ 3,114	$ 4,407

See Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity

In millions

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Unamortized Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2000	$14	$1,588	$2,713	$ -	$(71)	$(14)	$4,230
Comprehensive income:							
Net income	-	-	199	-	-	-	199
Net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax	-	-	-	-	-	10	10
Cumulative effect of accounting change, net of tax	-	-	-	-	-	(12)	(12)
Net gain (loss) on cash flow hedging instruments, net of tax	-	-	-	-	-	(19)	(19)
Foreign currency translation adjustment	-	-	-	-	-	(2)	(2)
Total comprehensive income							176
Dividends declared on common stock	-	-	(61)	-	-	-	(61)
Purchase of treasury stock	-	-	-	(368)	-	-	(368)
Stock options exercised, and shares and stock options issued under stock-based compensation plans	-	48	(57)	77	(3)	-	65
Non-cash stock-based compensation expense related to restructuring	-	19	-	-	1	-	20
Issuance of shares for acquisitions	-	71	-	-	-	-	71
Receipt of shares in settlement of accounts receivable	-	-	-	(4)	-	-	(4)
Amortization of stock-based compensation awards	-	-	-	-	34	-	34
Balance at December 31, 2001	14	1,726	2,794	(295)	(39)	(37)	4,163
Comprehensive income:							
Net income	-	-	109	-	-	-	109
Net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax	-	-	-	-	-	17	17
Net gain (loss) on cash flow hedging instruments, net of tax	-	-	-	-	-	(6)	(6)
Foreign currency translation adjustment	-	-	-	-	-	8	8
Total comprehensive income							128
Dividends declared on common stock	-	-	(60)	-	-	-	(60)
Purchase of treasury stock	-	-	-	(299)	-	-	(299)
Stock options exercised, and shares and stock options issued under stock-based compensation plans	-	5	(74)	129	(22)	-	38
Non-cash stock-based compensation expense related to restructuring	-	9	-	-	1	-	10
Issuance of shares for acquisitions	-	4	-	-	-	-	4
Amortization of stock-based compensation awards	-	-	-	-	27	-	27
Balance at December 31, 2002	14	1,744	2,769	(465)	(33)	(18)	4,011
Comprehensive income:							
Net income	-	-	472	-	-	-	472
Net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax	-	-	-	-	-	(19)	(19)
Net gain (loss) on cash flow hedging instruments, net of tax	-	-	-	-	-	19	19
Foreign currency translation adjustment	-	-	-	-	-	5	5
Total comprehensive income							477
Dividends declared on common stock	-	-	(68)	-	-	-	(68)
Purchase of treasury stock	-	-	-	(32)	-	-	(32)
Stock options exercised, and shares and stock options issued under stock-based compensation plans	-	(4)	(47)	174	(97)	-	26
Non-cash stock-based compensation expense related to restructuring	-	8	-	-	1	-	9
Issuance of shares for acquisitions	-	1	(1)	4	-	-	4
Amortization of stock-based compensation awards	-	-	-	-	34	-	34
Balance at December 31, 2003	$14	$1,749	$3,125	$(319)	$(95)	$(13)	$4,461

See Notes to Consolidated Financial Statements.

Note 1. Introduction and Basis of Presentation

The Charles Schwab Corporation (CSC) is a financial holding company engaged, through its subsidiaries, in securities brokerage, banking, and related financial services. Charles Schwab & Co., Inc. (Schwab) is a securities broker-dealer with 339 domestic branch offices in 48 states, as well as a branch in the Commonwealth of Puerto Rico. U.S. Trust Corporation (USTC, and with its subsidiaries collectively referred to as U.S. Trust) is a wealth management firm that through its subsidiaries also provides fiduciary services and private banking services with 37 offices in 15 states. Other subsidiaries include Charles Schwab Investment Management, Inc., the investment advisor for Schwab's proprietary mutual funds, Schwab Capital Markets L.P. (SCM), a market maker in Nasdaq, exchange-listed, and other securities providing trade execution services primarily to broker-dealers and institutional clients, CyberTrader, Inc. (CyberTrader), an electronic trading technology and brokerage firm providing services to highly active, online traders, and Charles Schwab Bank, N.A. (Schwab Bank), a retail bank which commenced operations in April 2003.

The consolidated financial statements include CSC and its majority-owned subsidiaries (collectively referred to as the Company). Investments in equity securities of other firms where the Company has significant influence, but owns less than a majority of the voting securities, are generally accounted for by the equity method. Under the equity method, the investment is initially recorded at cost with the carrying amount subsequently adjusted to recognize the Company's proportionate share of the earnings or losses of the investee.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Such estimates relate to capitalized development costs for internal-use software; useful lives of intangible assets, equipment, office facilities, and property; valuation of goodwill, intangible assets, and equity investments; fair value of financial instruments and investments; allowance for credit losses on banking loans; allowance for doubtful accounts of brokerage clients; retirement and postretirement benefits; future tax benefits; restructuring reserves; and legal reserves. Actual results could differ from such estimates. Certain prior-year amounts have been reclassified to conform to the 2003 presentation. All material intercompany balances and transactions have been eliminated.

Note 2. Significant Accounting Policies

Securities transactions: Clients' securities transactions are recorded on the date that they settle, while the related commission revenues and expenses are recorded on the date that the trade occurs. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents: The Company considers all highly liquid investments, including money market funds, interest-bearing deposits with banks, federal funds sold, commercial paper and treasury securities, with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Cash and investments segregated and on deposit for federal or other regulatory purposes consist primarily of securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. government securities, and certificates of deposit. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. The Company obtains possession of collateral (U.S. government securities) with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by the Company, with additional collateral obtained when necessary. Certificates of deposit are recorded at market value.

Securities borrowed, securities loaned, and securities sold under agreements to repurchase (repurchase agreements) are collateralized investing and financing transactions. Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount generally equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary. Repurchase agreements are recorded at their contractual amounts plus accrued interest and are included in short-term borrowings.

Securities owned include securities available for sale that are recorded at estimated fair value using quoted market prices, where available, or third-party pricing services. Unrealized gains and losses are reported, net of taxes, in accumulated other comprehensive income (loss) included in stockholders' equity. Realized gains and losses from sales of securities available for sale are determined on a specific identification basis and are included in other revenues.

Securities owned also include equity, fixed income and other securities, SchwabFunds money market funds, and equity and bond mutual funds and are recorded at estimated fair value. Unrealized gains and losses are included in principal transaction revenues.

Receivables from brokerage clients are stated net of allowance for doubtful accounts of $2 million and $4 million at December 31, 2003 and 2002, respectively. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Nonperforming assets included in the loan portfolio consist of financial instruments where the Company has stopped accruing interest (non-accrual financial instruments). Interest accruals are discontinued when principal or interest is contractually past due 90 days or more unless collectibility of the loan is reasonably assured. Non-accrual financial instruments are generally returned to accrual status only when all delinquent principal and interest payments become current and the collectibility of future principal and interest on a timely basis is reasonably assured.

Loans to banking clients are stated net of allowance of $27 million and $24 million at December 31, 2003 and 2002, respectively. The allowance is established through charges to income based on management's evaluation of the adequacy of the allowance for credit losses in the existing portfolio.

The adequacy of the allowance is reviewed regularly by management, taking into consideration current economic conditions, the existing loan portfolio composition, past loss experience and risks inherent in the portfolio, including the value of impaired loans.

Loans held for sale consist of fixed- and adjustable-rate mortgage loans originated by Schwab Bank and intended for sale. Loans held for sale are stated at lower of cost or market value. Market value is determined using quoted market prices.

Equipment, office facilities and property: Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of two to fifteen years. Buildings are depreciated on a straight-line basis over twenty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities and property are stated at cost net of accumulated depreciation and amortization, except for land, which is stated at cost. Equipment, office facilities and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Derivative financial instruments are recorded on the balance sheet at fair value based upon dealer quotes and third-party pricing services. As part of its consolidated asset and liability management process, the Company utilizes interest rate swap agreements (Swaps) to manage interest rate risk of both fixed-rate and variable-rate financial instruments. The Company applies hedge accounting to these swaps and therefore gains and losses are generally deferred and recognized in interest expense to offset the impact of changing interest rates on the hedged financial instruments. Other derivative activities primarily consist of exchange-traded futures and options to hedge potential losses in equity inventory positions. These futures and options are recorded at fair value in securities owned on the consolidated balance sheet, and gains and losses are included in principal transaction revenues. For further discussion on these derivative financial instruments, see note "25 — Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk."

Income taxes: The Company files a consolidated U.S. federal income tax return and uses the asset and liability method in recording income tax expense. Under this method, deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes, using currently enacted tax law.

Stock-based compensation: The Company applies Accounting Principles Board Opinion (APB) No. 25 — Accounting for Stock Issued to Employees, and related interpretations, for its stock-based employee compensation plans. Because the Company grants stock option awards at market value, there is no compensation expense recorded, except for restructuring-related expense for modifications of officers' stock options. Compensation expense for restricted stock awards is based on the market value of the shares awarded at the date of grant and is amortized on a straight-line basis over the vesting period. The unamortized portion of the award is recorded as unamortized stock-based compensation in stockholders' equity.

Tabular amounts in millions, except per share and option price amounts

Had compensation expense for the Company's stock option awards been determined based on the Black-Scholes fair value at the grant dates for awards under those plans consistent with the fair value method of SFAS No. 123 — Accounting for Stock-Based Compensation, the Company would have recorded additional compensation expense and its net income and earnings per share (EPS) would have been reduced to the pro forma amounts presented in the following table:

Year ended December 31,	2003	2002	2001
Compensation expense for stock options (after tax):			
As reported	$ 6	$ 6	$ 13
Pro forma[1]	$112	$154	$181
Net income (loss):			
As reported	$472	$109	$199
Pro forma	$366	$ (39)	$ 31
EPS[2]:			
As reported	$ .35	$ .08	$ .14
Pro forma	$ .27	$(.03)	$ .02

1 Includes pro forma compensation expense related to stock options granted in both current and prior periods. Pro forma stock option compensation is amortized on a straight-line basis over the vesting period beginning with the month in which the option was granted.
2 Represents both basic and diluted EPS.

The fair value of each option granted is estimated as of the grant date using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Expected dividend yield	.30%	.30%	.30%
Expected volatility[1]	49%	51%	50%
Risk-free interest rate[1]	2.7%	3.5%	4.3%
Expected life (in years)	5	5	5

1 Computed based on quarterly weighted-average amounts.

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is accounted for under SFAS No. 142 — Goodwill and Other Intangible Assets. This statement requires that goodwill be tested for impairment at least annually or whenever indications of impairment exist. In testing for a potential impairment of goodwill, SFAS No. 142 requires management to estimate the fair value of each of the Company's reporting units (generally defined as the Company's businesses for which financial information is available and reviewed regularly by management), and compare it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected April 1 as its annual impairment testing date. See "Accounting Change" below and note "4 — Impairment Charges."

Accounting change: The Company adopted SFAS No. 142 on January 1, 2002. Under SFAS No. 142, companies are no longer permitted to amortize goodwill and certain intangible assets with an indefinite useful life. Instead, these assets must be reviewed for impairment as discussed above.

The following table compares net income and EPS for 2003 and 2002, which excludes goodwill amortization, with net income and EPS for 2001, which has been adjusted to exclude goodwill amortization.

	2003 (Reported)	2002 (Reported)	2001 (Adjusted)
Net income:			
Reported income from continuing operations before extraordinary gain	$472	$135	$106
Add: Goodwill amortization, net of tax	-	-	61
Reported/adjusted income from continuing operations before extraordinary gain	472	135	167
Loss from discontinued operations, net of tax	-	(38)	(28)
Extraordinary gain, net of tax	-	12	121
Reported/adjusted net income	$472	$109	$260
EPS[1]:			
Reported EPS from continuing operations before extraordinary gain	$ .35	$ .10	$ .08
Add: Goodwill amortization	-	-	.04
Reported/adjusted EPS from continuing operations before extraordinary gain	.35	.10	.12
Loss from discontinued operations, net of tax	-	(.03)	(.02)
Extraordinary gain, net of tax	-	.01	.08
Reported/adjusted EPS	$ .35	$ .08	$ .18

1 Represents both basic and diluted EPS.

The Company's goodwill balance increased during 2003 due to $232 million of goodwill related to U.S. Trust's acquisition of State Street Corporation's Private Asset Management group (PAM) in October 2003. The carrying amount of goodwill, net of accumulated amortization, attributable to each of the Company's reportable segments is presented in the following table:

December 31,	2003	2002
Individual Investor	$414	$414
Institutional Investor	3	3
Capital Markets	27	27
U.S. Trust	391	159
Total	$835	$603

Intangible assets consist primarily of client lists. Under SFAS No. 142, intangible assets which have finite lives continue to be amortized over their estimated useful lives and are subject to impairment testing under the provisions of SFAS No. 144 — Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that intangible assets other than goodwill be tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In testing for a potential impairment of intangible assets, SFAS No. 144 requires management to assess whether the future cash flows related to the asset will be greater than its carrying value at the time of the test. Accordingly, the process of evaluating a potential impairment is based on estimates and is subjective. The Company's intangible asset balances, net of accumulated amortization, were $144 million and $6 million at December 31, 2003 and 2002, respectively. The increase in 2003 was due to $138 million of intangible assets (primarily client lists) related to U.S. Trust's acquisition of PAM in October 2003. These intangible assets have a weighted-average estimated useful life of 20 years.

New accounting standards: SFAS No. 146 — Accounting for Costs Associated with Exit or Disposal Activities was issued in June 2002 and addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 — Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The Company adopted this statement for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial position, results of operations, EPS, or cash flows.

Financial Accounting Standards Board Interpretation (FIN) No. 45 — Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was issued in November 2002. This interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. In accordance with FIN No. 45, the Company adopted the disclosure requirements on December 31, 2002 and the recognition requirements on January 1, 2003. The adoption of FIN No. 45 did not have a material impact on the Company's financial position, results of operations, EPS, or cash flows.

FIN No. 46 — Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 — Consolidated Financial Statements, was issued in January 2003 and revised in December 2003. This interpretation provides new criteria for determining whether a company is required to consolidate (i.e., record the assets and liabilities on the balance sheet) a variable interest entity. Upon adoption of this interpretation in the first quarter of 2003, the Company consolidated a special purpose trust (Trust) that was formed in 2000 to finance the acquisition and renovation of an office building and land. The Trust, through an agent, raised the $245 million needed to acquire and renovate the building and land by issuing a note payable ($235 million) and raising equity capital ($10 million). Upon adoption, the Company recorded the building and land at a cost of $245 million; accumulated depreciation of $16 million; a note payable of $235 million; and a net reduction of accrued expenses and other liabilities of $7 million. The cumulative effect of this accounting change was immaterial.

The building is being depreciated on a straight-line basis over twenty years. The note payable carries a variable-rate and matures in June 2005. The interest rate on the note was 1.58% at December 31, 2003, and ranged from 1.54% to 1.82% during the year. The building and land have been pledged as collateral for the note payable. At December 31, 2003, the carrying value of the building and land was $218 million (net of accumulated depreciation of $27 million). Additionally, the Company has guaranteed the debt of the Trust up to a maximum of $202 million. The lender does not have recourse to any other assets of the Company.

The annual impact of the adoption of FIN No. 46 on the Company's consolidated statement of income is to cease both amortizing the shortfall of the residual value guarantee and recording rent expense on the lease and to record both the depreciation on the building and the interest expense associated with the debt. The adoption of FIN No. 46 did not have and is not expected to have a material impact on the Company's results of operations, EPS, or cash flows.

Tabular amounts in millions, except per share and option price amounts

SFAS No. 149 — Amendment of Statement 133 on Derivative Instruments and Hedging Activities was issued in April 2003. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 — Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 also amends certain other existing pronouncements. The Company adopted the provisions of this statement on June 30, 2003. The adoption of this statement did not have and is not expected to have a material impact on the Company's financial position, results of operations, EPS, or cash flows.

SFAS No. 150 — Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued in May 2003. This statement establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities and equity (e.g., redeemable preferred stock). The Company adopted the provisions of this statement on July 1, 2003. The adoption of this statement did not have an impact on the Company's financial position, results of operations, EPS, or cash flows.

SFAS No. 132 — Employers' Disclosures about Pensions and Other Postretirement Benefits was revised in December 2003. This revised statement retains the disclosure requirements contained in the original SFAS No. 132, which it replaces, and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The Company adopted the provisions of this revised statement on December 31, 2003. The adoption of this revised statement did not have an impact on the Company's financial position, results of operations, EPS, or cash flows.

Note 3. Restructuring and Other Charges

Restructuring

The Company recorded pre-tax restructuring charges as follows:

	2003	2002	2001
2003 Initiatives	$51	-	-
2002 Initiatives	(1)	$263	-
2001 Initiatives	31	95	$382
Total restructuring charges	$81	$358	$382

2003 Initiatives

In 2003, the Company completed additional restructuring initiatives to further adjust the Company's workforce and facilities in response to the market environment.

Workforce: During 2003, the Company reduced full-time equivalent employees by 250 through mandatory staff reductions.

Facilities: The restructuring charges recognized under the 2003 initiatives included facility exit costs which are net of estimated sublease income. These charges related to the consolidation of 33 Schwab domestic branch offices, as well as reductions of administrative office space.

A summary of pre-tax restructuring charges related to the Company's 2003 restructuring initiatives is as follows:

	2003
Workforce reduction:	
Severance pay and benefits	$26
Non-cash compensation expense for officers' stock options	9
Total workforce reduction	35
Facilities reduction:	
Non-cancelable lease costs, net of estimated sublease income	12
Write-downs of leasehold improvements	4
Total facilities reduction	16
Total restructuring charges	$51

2001 and 2002 Initiatives

The Company's 2001 and 2002 restructuring initiatives included workforce reductions, reductions in operating facilities, the removal of certain systems hardware, software and equipment from service, and the withdrawal from certain international operations. These initiatives reduced operating expenses and adjusted the Company's organizational structure to improve productivity, enhance efficiency, and increase profitability. During 2003, the Company recorded pre-tax restructuring charges of $30 million related to its 2001 and 2002 restructuring initiatives, primarily due to changes in estimates of sublease income associated with previously announced efforts to sublease excess facilities.

A summary of the activity in the restructuring reserve related to the Company's 2003, 2002, and 2001 restructuring initiatives for the years ended December 31, 2003, 2002, and 2001 is as follows:

	Workforce Reduction	Facilities Reduction	Systems Removal	Total
Initial restructuring charges in 2001	$ 182	$139	$ 61	$ 382
Restructuring charges related to discontinued operations	5	2	2	9
Cash payments	(93)	(8)	(43)	(144)
Non-cash charges[1]	(20)	(36)	(16)	(72)
Balance at December 31, 2001	$ 74	$ 97	$ 4	$ 175
Restructuring charges	155	202[2]	1	358
Restructuring charges related to discontinued operations	5	6	4	15
Cash payments	(156)	(50)	(5)	(211)
Non-cash charges[1]	(10)	(28)	(4)	(42)
Balance at December 31, 2002	$ 68	$227	-	$ 295
Balance related to discontinued operations	-	(3)	-	(3)
Restructuring charges	32	49[2]	-	81
Cash payments	(68)	(75)	-	(143)
Non-cash charges[1]	(9)	(4)	-	(13)
Other[3]	-	7	-	7
Balance at December 31, 2003	$ 23[4]	$201[5]	-	$ 224

1 In 2003, primarily includes charges for officers' stock option compensation and write-downs of fixed assets. In 2002, primarily includes charges for officers' stock-based compensation. In 2001, includes charges for officers' stock-based compensation, write-downs, and accelerated depreciation.
2 Includes $31 million and $65 million, in 2003 and 2002, respectively, primarily due to changes in estimates of sublease income resulting from a continued deterioration in the commercial real estate market.
3 Primarily includes the accretion of facilities restructuring reserves, which are initially recorded at net present value. Accretion expense is recorded in occupancy and equipment expense on the Company's consolidated statement of income.
4 Includes $13 million, $7 million, and $3 million related to the Company's 2003, 2002, and 2001 restructuring initiatives, respectively. The Company expects to substantially utilize the remaining workforce reduction reserve through cash payments for severance pay and benefits over the respective severance periods through 2005.
5 Includes $10 million, $76 million, and $115 million related to the Company's 2003, 2002, and 2001 restructuring initiatives, respectively. The Company expects to substantially utilize the remaining facilities reduction reserve through cash payments for the net lease expense over the respective lease terms through 2017.

The actual costs of these restructuring initiatives could differ from the estimated costs, depending primarily on the Company's ability to sublease properties.

Note 4. Impairment Charges

The Company recorded impairment charges of $5 million and $37 million in 2003 and 2002, respectively, for write-downs of its investment in Aitken Campbell, a market-making joint venture in the U.K., which was sold in 2003.

Note 5. Sale of Corporate Trust Business

In 2001, U.S. Trust sold its Corporate Trust business to The Bank of New York Company, Inc. Total proceeds received were $273 million. During 2001, the Company recognized a pre-tax extraordinary gain of $221 million on this sale, or $121 million after tax. In 2002, the Company recorded a pre-tax extraordinary gain of $22 million, or $12 million after tax, which represented the remaining proceeds from this sale that were realized upon satisfaction of certain client retention requirements.

Note 6. Discontinued Operations

On January 31, 2003, the Company sold its United Kingdom (U.K.) brokerage subsidiary, Charles Schwab Europe (CSE), to Barclays PLC (Barclays) and transferred client-related assets of approximately $760 million (consisting primarily of cash and investments segregated and on deposit for federal or other regulatory purposes and receivables from brokers, dealers and clearing organizations) and liabilities of approximately $735 million (consisting primarily of payables to brokerage clients) to Barclays. The results of the operations of CSE, net of income taxes, have been presented as discontinued operations on the Company's consolidated statement of income. A summary of revenues, pre-tax losses, and after-tax losses for CSE is as follows:

December 31,	2003	2002	2001
Revenues	$4	$ 44	$ 61
Pre-tax losses	$ -	$(58)	$(42)
After-tax losses	$ -	$(38)	$(28)

CSE was included in the Company's restructuring initiatives and recorded pre-tax restructuring charges of $15 million and $9 million in 2002 and 2001, respectively. The Company retained certain restructuring-related facility lease obligations following the sale of CSE. The Company's facilities restructuring reserve balance related to CSE, which is net of estimated sublease income, is $12 million at December 31, 2003.

Tabular amounts in millions, except per share and option price amounts

Note 7. Business Acquisitions and Divestiture

In June 2003, the Company sold its investment in Aitken Campbell, a market-making joint venture in the U.K., to the Company's joint venture partner, TD Waterhouse Group, Inc. In 2003, the Company recorded an impairment charge of $5 million pre-tax to reduce the carrying value of its investment and an income tax benefit of $16 million. The Company's share of Aitken Campbell's historical earnings, which was accounted for under the equity method, has not been material to the Company's results of operations, EPS, or cash flows.

In October 2003, U.S. Trust acquired State Street Corporation's Private Asset Management group, a provider of wealth management services to clients in the New England area, for $365 million.

In November 2003, the Company announced that it had entered into a definitive agreement with SoundView Technology Group, Inc. (SoundView), a research-driven securities firm providing institutional investors with fundamental research on companies in technology, media, telecom, healthcare, and other growth-related industries, to acquire SoundView for $15.50 per SoundView share to be paid in cash. See note "29 — Subsequent Events" for further discussion on this acquisition.

Note 8. Securities Owned

A summary of securities owned is as follows:

December 31,	2003	2002
Securities available for sale	$3,437	$1,322
SchwabFunds money market funds	306	197
Equity, fixed income, and other securities	256	126
Equity and bond mutual funds	24	71
Total	$4,023	$1,716

The amortized cost, estimated fair value, and gross unrealized gains and losses on securities available for sale are as follows:

December 31,	2003	2002
U.S. treasury securities:		
Amortized cost	$ 301	$ 290
Aggregate fair value	$ 302	$ 296
Gross unrealized gains	$ 1	$ 6
Gross unrealized losses	-	-
U.S. government sponsored agencies and corporations:		
Amortized cost	1,421	701
Aggregate fair value	1,421	727
Gross unrealized gains	5	26
Gross unrealized losses	5	-
State and municipal obligations:		
Amortized cost	148	169
Aggregate fair value	155	178
Gross unrealized gains	7	9
Gross unrealized losses	-	-
Collateralized mortgage obligations[1]:		
Amortized cost	1,508	88
Aggregate fair value	1,508	87
Gross unrealized gains	4	-
Gross unrealized losses	4	1
Other securities:		
Amortized cost	51	33
Aggregate fair value	51	34
Gross unrealized gains	-	1
Gross unrealized losses	-	-
Total securities available for sale:		
Amortized cost	$3,429	$1,281
Aggregate fair value	$3,437	$1,322
Gross unrealized gains	$ 17	$ 42
Gross unrealized losses	$ 9	$ 1

1 Collateralized by either GNMA, FNMA or FHLC obligations.

A summary of investments with unrealized losses, aggregated by category and period of continuous unrealized loss, at December 31, 2003, is as follows:

	Less than 12 months		12 months or longer		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government sponsored agencies and corporations	$ 891	$5	$2	-	$ 893	$5
Collateralized mortgage obligations	522	4	3	-	525	4
Total temporarily impaired securities	$1,413	$9	$5	-	$1,418	$9

Management views the unrealized losses noted above as temporary. The determination of whether or not other-than-temporary impairment exists is a matter of judgment. Factors considered in evaluating whether a decline in value is other than temporary include: the financial conditions and near-term prospects of the issuer; the Company's intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery; and the length of time and the extent to which the fair value has been less than cost.

The maturities of debt securities available for sale at December 31, 2003, and the related weighted-average yield on such debt securities are as follows:

	Within 1 Year	1–5 Years	5–10 Years	Over 10 Years	Total
U.S. treasury securities	$145	$156	-	-	$ 301
U.S. government sponsored agencies and corporations	-	39	$1,350	$ 32	1,421
State and municipal obligations	16	132	-	-	148
Collateralized mortgage obligations[1]	-	16	29	1,463	1,508
Other debt securities	8	43	-	-	51
Total at amortized cost	169	386	1,379	1,495	3,429
Estimated fair value	170	394	1,378	1,495	3,437
Net unrealized gains (losses)	$ 1	$ 8	$ (1)	$ -	$ 8
Weighted-average yield[2]	3.24%	5.94%	4.45%	2.38%	3.64%

1 Collateralized mortgage obligations have been allocated over maturity groupings based on contractual maturities. Expected maturities may differ from contractual maturities because borrowers have the right to prepay obligations with or without prepayment penalties.

2 Yields have been computed by dividing annualized interest revenue, on a taxable equivalent basis, by the amortized cost of the respective securities at December 31, 2003.

The Company's positions in SchwabFunds money market funds arise from certain overnight funding of clients' redemption, checkwriting, and debit card activities. Equity and other securities include the Company's inventories resulting from proprietary equity trading and market making. Fixed income securities are held to meet clients' trading activities. Equity and bond mutual funds include investments made by the Company relating to its deferred compensation plan and inventory maintained to facilitate certain SchwabFunds and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased, of $95 million and $26 million at December 31, 2003 and 2002, respectively, consist primarily of equity positions resulting from market-making activity and mutual fund shares that are distributed to clients to satisfy their dividend reinvestment requests. These securities are recorded at market value in accrued expenses and other liabilities.

Tabular amounts in millions, except per share and option price amounts

Note 9. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $8.5 billion and $6.6 billion at December 31, 2003 and 2002, respectively. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements.

Note 10. Loans to Banking Clients and Related Allowance for Credit Losses

An analysis of the composition of the loan portfolio is as follows:

December 31,	2003	2002
Residential real estate mortgages	$4,624	$3,580
Consumer loans	735	630
Other	404	369
Total loans	5,763	4,579
Less: allowance for credit losses	(27)	(24)
Loans to banking clients — net	$5,736	$4,555

Included in the loan portfolio are non-accrual loans totaling $1 million at both December 31, 2003 and 2002, respectively. Non-accrual loans are considered impaired by the Company, and represent all the Company's nonperforming assets at both December 31, 2003 and 2002. For 2003 and 2002, the impact of interest revenue which would have been earned on non-accrual loans versus interest revenue recognized on these loans was not material to the Company's results of operations.

The amount of loans accruing interest that were contractually 90 days or more past due was immaterial at both December 31, 2003 and 2002.

Recoveries and charge-offs related to the allowance for credit losses on the loan portfolio were not material for each of 2003, 2002, and 2001.

Note 11. Loan Securitizations

In the fourth quarter of 2003 and the second quarter of 2002, U.S. Trust sold $354 million and $193 million, respectively, of residential mortgage loans originated through its private banking business in securitization transactions. In these securitizations, the senior mortgage pass-through certificates that were created by the securitization process were sold to third parties, and U.S. Trust retained certain other securities created by the securitization process, primarily comprised of subordinated securities and servicing rights. The fair values of retained securities are primarily determined based on quoted market prices, incorporating key economic assumptions. Gains or losses on securitizations are determined based upon the previous carrying amount of the securitized loans, allocated between the loans sold and the retained securities based on their relative fair values at the date of sale. U.S. Trust received $355 million and $196 million from these sales, respectively, retained certain securities with total par values of $7 million and $5 million, respectively, and, after payment of transaction expenses, recognized immaterial net gains. These securitization transactions are accounted for as sales under the requirements of SFAS No. 140 — Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

The estimated total fair values of the retained securities were $12 million and $5 million at December 31, 2003 and 2002, respectively, and were included in securities owned on the Company's consolidated balance sheet. A hypothetical change of 50 or 100 basis points in any of the underlyinge key economic assumptions would not have a material impact on the Company's financial condition at December 31, 2003 or 2002. Cash flows received from the retained securities, including servicing fees, were immaterial in both 2003 and 2002.

Any credit losses on the securitized loans are assigned to U.S. Trust, as holder of the subordinated securities, up to the par value. U.S. Trust has not guaranteed the mortgage loans as these transactions are structured without recourse to U.S. Trust or the Company.

Note 12. Equipment, Office Facilities and Property

Equipment, office facilities and property are detailed below:

December 31,	2003	2002
Land	$ 55	$ 24
Buildings	479	265
Leasehold improvements	364	400
Furniture and equipment	220	233
Telecommunications equipment	162	172
Information technology equipment	438	437
Software	559	501
Construction and software development in progress	85	82
Subtotal	2,362	2,114
Accumulated depreciation and amortization	(1,406)	(1,246)
Total	$ 956	$ 868

Upon adoption of FIN No. 46 in the first quarter of 2003, the Company consolidated a special purpose trust and recorded land and building at a cost of $245 million, and accumulated depreciation of $16 million. See note "2 — Significant Accounting Policies — New Accounting Standards" for further discussion of this consolidation.

Note 13. Deposits from Banking Clients

Deposits from banking clients consist of money market and other savings deposits, certificates of deposit, and noninterest-bearing deposits. Deposits from banking clients are as follows:

December 31,	2003	2002
Interest-bearing deposits	$7,585	$4,471
Noninterest-bearing deposits	723	760
Total	$8,308	$5,231

During the years ended December 31, 2003 and 2002, the Company paid an average rate of 1.8% and 2.3%, respectively, on its interest-bearing deposits from banking clients.

Note 14. Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations consist primarily of securities loaned of $2.6 billion and $1.4 billion at December 31, 2003 and 2002, respectively. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

Note 15. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts. At December 31, 2003, Schwab was paying interest at .2% on $23.8 billion of cash balances in brokerage client accounts, which were included in payables to brokerage clients. At December 31, 2002, Schwab was paying interest at .4% on $23.0 billion of such cash balances.

Note 16. Short-term Borrowings

CSC may borrow under its $800 million committed, unsecured credit facility with a group of twenty banks which is scheduled to expire in June 2004. CSC plans to establish a similar facility to replace this one when it expires. This facility replaced a facility that expired in June 2003. The funds under this facility are available for general corporate purposes and CSC pays a commitment fee on the unused balance of this facility. The financial covenants in this facility require CSC to maintain a minimum level of tangible net worth, and Schwab and SCM to maintain specified levels of net capital, as defined. These facilities were unused at December 31, 2003 and 2002.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of nine banks totaling $828 million at December 31, 2003. CSC has access to $778 million of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2003 and 2002.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured letter of credit agreements with nine banks in favor of the OCC aggregating $630 million at December 31, 2003. Schwab pays a fee to maintain these letters of credit. No funds were drawn under these letters of credit at December 31, 2003 and 2002.

Other short-term borrowings include Federal Home Loan Bank System borrowings, federal funds purchased, repurchase agreements, and other borrowed funds. At December 31, 2003 and 2002, these other short-term borrowings totaled $996 million and $508 million, respectively, with weighted-average interest rates ranging from .87% to 1.22% and 1.13% to 2.00%, respectively.

Note 17. Long-term Debt

Long-term debt consists of the following:

December 31,	2003	2002
Senior Medium-Term Notes, Series A	$466	$566
Note payable	235	-
8.41% Trust Preferred Capital Securities	52	50
Fair value adjustment[1]	19	26
Total	$772	$642

1 Represents the fair value adjustment related to hedged Medium-Term Notes. See note "25 – Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk."

The aggregate principal amount of Senior Medium-Term Notes, Series A (Medium-Term Notes) outstanding at December 31, 2003 had maturities ranging from 2004 to 2010. The aggregate principal amount of Medium-Term Notes outstanding at both December 31, 2003 and 2002 had fixed interest rates ranging from 6.04% to 8.05%. At December 31, 2003 and 2002, the Medium-Term Notes carried a weighted-average interest rate of 7.31% and 7.29%, respectively.

Upon adoption of FIN No. 46 in the first quarter of 2003, the Company consolidated a special purpose trust and recorded a note payable of $235 million. See note "2 — Significant Accounting Policies — New Accounting Standards" for further discussion of this consolidation.

The Trust Preferred Capital Securities qualify as tier 1 capital under guidelines of the Board of Governors of the Federal Reserve System (Federal Reserve Board) and have no voting rights. Holders of the Trust Preferred Capital Securities are entitled to receive cumulative cash distributions semi-annually. The Company has the right to

Tabular amounts in millions, except per share and option price amounts

redeem the Trust Preferred Capital Securities prior to their stated maturity of February 1, 2027, on or after February 1, 2007, upon approval (if then required) of the Federal Reserve Board.

Annual maturities on long-term debt outstanding at December 31, 2003 are as follows:

2004	$ 81
2005	291
2006	68
2007	38
2008	15
Thereafter	260
Total maturities	753
Fair value adjustment	19
Total	$772

Note 18. Taxes on Income

Income tax expense is as follows:

Year ended December 31,	2003	2002	2001
Current:			
Federal	$191	$ 92	$ 212
State	20	(1)	35
Total current	211	91	247
Deferred:			
Federal	30	(4)	(67)
State	(3)	15	(9)
Total deferred	27	11	(76)
Taxes on income	238	102	171
Current tax expense on extraordinary gain	-	(10)	(100)
Taxes on income before extraordinary gain	$238	$ 92	$ 71

The above amounts do not include tax benefits or expense from the exercise of stock options and the vesting of restricted stock awards, which for accounting purposes are recorded in additional paid-in capital. Such tax amounts totaled a net tax expense of $3 million in 2003, compared to net tax benefits of $4 million and $37 million in 2002 and 2001, respectively.

The temporary differences that created deferred tax assets and liabilities, included in other assets, and accrued expenses and other liabilities, are detailed below:

December 31,	2003	2002
Deferred tax assets:		
Reserves and allowances	$125	$143
Deferred compensation and employee benefits	103	95
Property and equipment leasing	26	28
Net loss on cash flow hedging instruments	12	25
Foreign investments	-	19
Other	11	11
Total deferred assets	277	321
Deferred tax liabilities:		
Capitalized internal-use software development costs	(55)	(65)
Depreciation and amortization	(13)	(7)
Net unrealized gains on securities available for sale	(3)	(16)
Total deferred liabilities	(71)	(88)
Net deferred tax asset	$206	$233

The Company determined that no valuation allowance against deferred tax assets at December 31, 2003 and 2002 was necessary.

The effective income tax rate on income before loss from discontinued operations and extraordinary gain differs from the amount computed by applying the federal statutory income tax rate as follows:

Year ended December 31,	2003	2002	2001
Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.6	1.1	1.1
Goodwill amortization	-	-	11.5
Variable life insurance	(.4)	1.0	(5.1)
Restructuring of international operations	-	-	(3.8)
Non-deductible penalties	-	-	2.0
(Gain) write-down of investment	(2.0)	5.6	-
Merger-related costs	(1.5)	-	-
Other charges	.8	(2.2)	(.6)
Effective income tax rate	33.5%	40.5%	40.1%

The effective income tax rate including loss from discontinued operations and extraordinary gain was 33.5% in 2003, 42.6% in 2002, and 44.1% in 2001.

Note 19. Employee Incentive and Deferred Compensation Plans

Stock Option Plans

The Company's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within ten years from the date of grant. Options generally vest over a four-year period from the date of grant.

A summary of option activity follows:

	2003		2002		2001	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	156	$15.38	153	$16.20	97	$16.46
Granted	2	$ 9.39	26	$11.32	68	$15.43
Exercised	(6)	$ 6.21	(6)	$ 6.59	(6)	$ 4.73
Canceled[1]	(16)	$18.84	(17)	$19.39	(6)	$24.10
Outstanding at end of year	136	$15.25	156	$15.38	153	$16.20
Exercisable at end of year	90	$15.03	77	$12.93	54	$11.31
Available for future grant at end of year	44		41		50	
Weighted-average fair value of options granted during the year[2]		$ 4.20		$ 5.35		$ 7.26

1 In 2002, 5 million options were voluntarily rescinded by the Chief Executive Officer and the Chairman of the Board. The weighted-average exercise price of these options is $17.04 and the weighted-average fair value is $8.03.

2 The fair value of options granted is estimated as of the grant date using the Black-Scholes option pricing model. See discussion in note "2 – Significant Accounting Policies – Stock-based Compensation."

Options outstanding and exercisable are as follows:

December 31, 2003

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$ 1.00 to $ 7.00	15	2.0	$ 3.94	15	$ 3.94
$ 7.01 to $10.00	25	5.7	$ 8.74	17	$ 8.34
$10.01 to $15.00	31	7.7	$11.95	14	$11.95
$15.01 to $19.00	26	7.1	$15.43	16	$15.45
$19.01 to $26.00	17	5.8	$22.05	13	$22.51
$26.01 to $40.00	22	6.0	$29.62	15	$29.63
$ 1.00 to $40.00	136	6.0	$15.25	90	$15.03

Restricted Stock and Long-term Incentive Plans

The Company's stock incentive plans provide for granting restricted stock awards to employees and officers. Restricted stock awards are restricted from transfer or sale and generally vest over a four-year period, but some vest based upon the Company achieving certain financial or other measures.

In 2003, the Company awarded to eligible officers long-term incentive plan (LTIP) units and restricted stock under a new long-term incentive program. These awards are restricted from transfer or sale and generally vest over a four-year period. The cash payout of the LTIP units at the end of the vesting period is based upon the Company achieving certain cumulative EPS levels.

Restricted stock and LTIP unit information is as follows:

	2003	2002	2001
Restricted stock awards (shares)	11	2	-
Average market price of awarded shares	$8.75	$10.44	$18.15
Restricted shares outstanding (at year end)	13	4	5
Restricted stock amortization	$ 27	$ 22	$ 27
LTIP unit compensation amortization	$ 9	-	-

Tabular amounts in millions, except per share and option price amounts

Other Deferred Compensation Plans

The Company sponsors deferred compensation plans for both officers and non-employee directors. The Company's deferred compensation plan for officers permits participants to defer the payment of certain cash compensation. The deferred compensation liability was $207 million and $184 million at December 31, 2003 and 2002, respectively. The Company's deferred compensation plan for non-employee directors permits participants to defer receipt of all or a portion of their directors' fees and to receive either a grant of stock options, or upon ceasing to serve as a director, the number of shares of CSC's common stock that would have resulted from investing the deferred fee amount into CSC's common stock.

Note 20. Retirement and Other Employee Benefit Plans

The Company's retirement and other employee benefit plans consist of CSC's and U.S. Trust's plans that were in effect prior to the merger with USTC in 2000. The following summarizes such plans.

Retirement Plans

Eligible employees of the Company who have met certain service requirements may participate in the Company's qualified retirement plan, the SchwabPlan® 401(k) Retirement Savings and Investment Plan (SchwabPlan). The Company may match certain employee contributions or make additional contributions to this plan at its discretion. Total company contribution expense was $3 million in 2003, $47 million in 2002, and $49 million in 2001. The decrease in expense in 2003 was due to the Company's suspension of contributions beginning in the first quarter of 2003, except for a discretionary award to certain non-officer employees made in the fourth quarter of 2003.

U.S. Trust sponsors a 401(k) Plan and ESOP covering all U.S. Trust employees who have met the specified service requirement. U.S. Trust matches certain employees' U.S. Trust 401(k) plan contributions in the form of common stock. Total contribution expense under the U.S. Trust 401(k) Plan was $9 million in 2002 and $7 million in 2001. There was no expense in 2003 as the Company suspended contributions beginning in the first quarter of 2003. At both December 31, 2003 and 2002, the U.S. Trust ESOP held a total of 6 million shares of common stock.

Pension and Other Postretirement Benefits

U.S. Trust maintains a trustee managed, noncontributory, qualified defined benefit pension plan for the benefit of eligible U.S. Trust employees, the U.S. Trust Corporation Employees' Retirement Plan (the Pension Plan).

U.S. Trust provides certain health care and life insurance benefits for active employees and certain qualifying retired employees and their dependents. Postretirement medical and life insurance benefits are accrued during the years that the employee renders service to reflect the expected cost of providing health care and life insurance and other benefits to an employee upon retirement.

The following table summarizes the components of retirement and postretirement benefit expenses (credits), the funded status of U.S. Trust's qualified retirement plan, changes in the benefit obligations related to these plans and the major assumptions used to determine these amounts.

	2003			2002			2001		
	Pension Plan	Health & Life[1]	Total	Pension Plan	Health & Life	Total	Pension Plan	Health & Life	Total
Change in benefit obligation:									
Benefit obligation at beginning of year	$281	$ 21	$302	$248	$ 20	$268	$211	$ 20	$231
Service cost, including expenses	13	-	13	13	-	13	9	-	9
Interest cost	19	1	20	18	2	20	17	1	18
Amendments[2]	(49)	-	(49)	(1)	-	(1)	4	-	4
Actuarial loss	31	-	31	13	1	14	16	-	16
Benefits and expenses paid	(12)	(1)	(13)	(10)	(2)	(12)	(9)	(1)	(10)
Pension benefit obligation at end of year	$283	$ 21	$304	$281	$ 21	$302	$248	$ 20	$268
Change in plan assets:									
Fair value of plan assets at beginning of year	$252	-	$252	$281	-	$281	$369	-	$369
Actual gain (loss) on plan assets	44	-	44	(19)	-	(19)	(78)	-	(78)
Employer contribution	-	$ 1	1	-	$ 1	1	-	$ 1	1
Benefits and expenses paid	(12)	(1)	(13)	(10)	(1)	(11)	(10)	(1)	(11)
Fair value of plan assets at end of year	$284	-	$284	$252	-	$252	$281	-	$281
Funded Status	$ 1	$(21)	$(20)	$(29)	$(21)	$(50)	$ 34	$(20)	$ 14
Unrecognized net actuarial loss (gain)	85	(1)	84	74	-	74	10	(1)	9
Unrecognized prior service cost (benefit)	(45)	-	(45)	4	(1)	3	5	(1)	4
Net amount recognized	$ 41	$(22)	$ 19	$ 49	$(22)	$ 27	$ 49	$(22)	$ 27
Amount recognized in the balance sheet consists of:									
Prepaid benefit cost	$ 41	-	$ 41	$ 49	-	$ 49	$ 49	-	$ 49
Accrued benefit costs	-	$(22)	(22)	-	$(22)	(22)	-	$(22)	(22)
Net amount recognized	$ 41	$(22)	$ 19	$ 49	$(22)	$ 27	$ 49	$(22)	$ 27
Components of net periodic benefit cost:									
Service cost and expenses	$ 13	-	$ 13	$ 13	-	$ 13	$ 9	-	$ 9
Interest cost	19	$ 1	20	18	$ 1	19	17	$ 1	18
Expected return on plan assets	(24)	-	(24)	(30)	-	(30)	(31)	-	(31)
Amortization of net gain	-	-	-	(1)	-	(1)	(5)	-	(5)
Amortization of transition asset	-	-	-	-	-	-	(2)	-	(2)
Net periodic benefit expense (credit)[3]	$ 8	$ 1	$ 9	$ -	$ 1	$ 1	$(12)	$ 1	$(11)
Additional information									
Increase in additional minimum liability included in other comprehensive income	-	N/A		-	N/A		-	N/A	
Weighted-average assumptions used to determine benefit obligations									
Discount rate	6.00%	6.00%		6.75%	6.75%		7.50%	7.50%	
Rate of increase in compensation[4]	5.25%	5.25%		5.30%	5.30%		6.10%	6.10%	
Measurement date	Sept. 30, 2003	Sept. 30, 2003		Sept. 30, 2002	Sept. 30, 2002		Sept. 30, 2001	Sept. 30, 2001	
Weighted-average assumptions used to determine net periodic benefit cost									
Discount rate	6.75%	6.75%		7.50%	7.50%		8.00%	8.00%	
Rate of increase in compensation[4]	5.30%	5.30%		6.18%	6.18%		6.10%	6.10%	
Expected rate of return on plan assets	8.25%	N/A		9.00%	N/A		9.00%	N/A	

1 The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Medicare Act) became effective in December 2003 and may impact the measurement of postretirement medical benefits costs through a federal subsidy. The impact of the Medicare Act is not included in the year-end benefit obligation or net expense. Specific authoritative guidance on accounting for the federal subsidy is pending and the issued guidance could require the Company to change previously reported information.

2 In 2003, U.S. Trust amended the Pension Plan with respect to the computation of retirement benefits earned by qualifying employees hired on or before December 31, 2001.

3 The pension expense (credit) and postretirement benefit expense are determined using the assumptions as of the beginning of the year. The benefit obligations and the funded status are determined using the assumptions as of the end of the year. The measurement date of the Plan is September 30.

4 In 2003, the assumed rate of increase in compensation is based on the age-related table with assumed rates of increase in compensation ranging from 8.0% to 3.0%.

N/A Not applicable.

Tabular amounts in millions, except per share and option price amounts

The accumulated benefit obligation for the Pension Plan was $283 million and $240 million at December 31, 2003 and 2002, respectively.

To develop the expected long-term rate of return on assets assumption, U.S. Trust considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of risk premium associated with other classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of the 8.25% expected long-term rate of return on assets assumption as of September 30, 2002 for the year 2003.

The assumed rate of future increases in per capita cost of health care benefits (the health care cost trend rate) is 11.0% at December 31, 2003, decreasing gradually to 5.5% by the year 2009. A one-percentage-point change in the assumed health care cost trend rates would have an immaterial effect on the postretirement benefit obligation, as well as on service and interest costs.

The Pension Plan's weighted average asset allocations at September 30, 2003 and 2002, by asset category are as follows:

	Plan Assets	
Asset Category	2003	2002
Equity securities	60%	54%
Debt securities	34%	43%
Other	6%	3%
Total	100%	100%

The goals of the asset strategy are to ensure that the principal of the Pension Plan is preserved and enhanced over the long term, both in real and nominal terms, manage (control) risk exposure, and exceed the funding requirement over a market cycle (3 to 5 years).

Risk is managed by investing in a broad range of asset classes, and within those classes, a broad range of individual securities.

The Pension Plan's Investment Committee, which oversees the investment of Pension Plan assets, conducted a review of the Investment Strategies and Policies of the Pension Plan in the fourth quarter of 2003. This included a review of the strategic asset allocation, including the relationship of Pension Plan assets to Pension Plan liabilities and portfolio structure. As a result of this review, the Investment Committee has adopted a target asset allocation and modified the ranges:

	Low	Target	High
Debt securities	30%	35%	40%
Equity securities	60%	65%	70%

The equity securities category includes real estate/Real Estate Investment Trusts (REITS) and alternative investments. The allocation to real estate/REITS and alternative investments is still to be determined. The new Investment Strategy and Policies will be implemented in 2004. As a result of the review of the Pension Plan's liability structure, the average duration of the debt securities will be lengthened from approximately 4.5 years to 11 years to provide a better match to the duration of the liabilities.

Equity securities include shares of the common stock of CSC in the amounts of $3 million (1% of total plan assets) at both September 30, 2003 and 2002.

U.S. Trust's funding policy is to make contributions consistent with Federal laws and regulations. No contributions are expected to be made to the Pension Plan during 2004, while $1 million is expected to be paid with respect to postretirement benefits plans in 2004.

Note 21. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents cumulative gains and losses that are not reflected in earnings. The components of accumulated other comprehensive income (loss) are as follows:

	2003	2002	2001
Net loss on cash flow hedging instruments, net of tax:			
Beginning balance	$(37)	$(31)	-
Cumulative effect of accounting change for adoption of SFAS No. 133	-	-	$(12)
Change during the year	19	(6)	(19)
Ending balance	$(18)	$(37)	$(31)
Net unrealized gain (loss) on securities available for sale, net of tax:			
Beginning balance	$ 24	$ 7	$ (3)
Net unrealized (loss) gain arising during the year	(19)	15	8
Reclassification adjustment for realized loss included in net income	-	2	2
Ending balance	$ 5	$ 24	$ 7
Foreign currency translation adjustment:			
Beginning balance	$ (5)	$(13)	$(11)
Change during the year	5	8	(2)
Ending balance	$ -	$ (5)	$(13)
Total accumulated other comprehensive income (loss), net of tax:			
Beginning balance	$(18)	$(37)	$(14)
Change during the year	5	19	(23)
Ending balance	$(13)	$(18)	$(37)

Note 22. Earnings Per Share

Basic EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential reduction in EPS that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. EPS under the basic and diluted computations are as follows:

Year ended December 31,	2003	2002	2001
Net income	$ 472	$ 109	$ 199
Weighted-average common shares outstanding — basic	1,342	1,358	1,373
Common stock equivalent shares related to stock incentive plans	22	17	26
Weighted-average common shares outstanding — diluted	1,364	1,375	1,399
Basic EPS:			
Income from continuing operations before extraordinary gain	$ .35	$ .10	$ .08
Loss from discontinued operations, net of tax	$ -	$ (.03)	$ (.02)
Extraordinary gain, net of tax	$ -	$ .01	$ .08
Net income	$ .35	$ .08	$ .14
Diluted EPS:			
Income from continuing operations before extraordinary gain	$ .35	$ .10	$ .08
Loss from discontinued operations, net of tax	$ -	$ (.03)	$ (.02)
Extraordinary gain, net of tax	$ -	$ .01	$ .08
Net income	$ .35	$ .08	$ .14

The computation of diluted EPS for the years ended December 31, 2003, 2002, and 2001, respectively, excludes outstanding stock options to purchase 107 million, 111 million, and 83 million shares, respectively, because the exercise prices for those options were greater than the average market price of the common shares, and therefore the effect would be antidilutive.

Tabular amounts in millions, except per share and option price amounts

Note 23. Regulatory Requirements

CSC is a financial holding company, which is a type of bank holding company subject to supervision and regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended (the Act).

The Gramm-Leach-Bliley Act (the GLB Act), permits financial holding companies to engage in activities that are financial in nature, including banking, securities brokerage, underwriting, dealing in or making a market in securities, investment management services and insurance activities. The Federal Reserve Board may impose limitations, restrictions, or prohibitions on the activities or acquisitions of a financial holding company if the Federal Reserve Board believes that the company does not have the appropriate financial and managerial resources to commence or conduct an activity, make an acquisition, or retain ownership of a company. The Federal Reserve Board may also take actions as appropriate to enforce applicable federal law.

Federal Reserve Board policy provides that a bank holding company generally should not pay cash dividends unless its net income is sufficient to fully fund the dividends and the company's prospective retained earnings appear to be sufficient to meet the capital needs, asset quality and overall financial condition of the holding company and its depository institution subsidiaries.

CSC's primary depository institution subsidiaries are United States Trust Company of New York (U.S. Trust NY), U.S. Trust Company, National Association (U.S. Trust NA), and Schwab Bank. The operations and financial condition of CSC's depository institution subsidiaries are subject to regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing: transactions with CSC and its non-depository institution subsidiaries, loans and other extensions of credit, investments or asset purchases, or otherwise financing or supplying funds to CSC; dividends; investments; and aspects of CSC's operations. The federal banking agencies have broad powers to enforce these regulations, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. CSC, U.S. Trust, and their U.S.-based insured depository institution subsidiaries must meet regulatory capital guidelines adopted by the federal banking agencies. Under the Federal Deposit Insurance Act, the banking regulatory agencies are permitted or, in certain cases, required to take certain substantial restrictive actions with respect to institutions falling within one of the lowest three of five capital categories.

Under the Act, the Federal Reserve Board has established consolidated capital requirements for bank holding companies. CSC is subject to those guidelines. The GLB Act prohibits the Federal Reserve Board from imposing capital requirements on functionally regulated non-depository institution subsidiaries of a financial holding company, such as broker-dealers and investment advisors.

The regulatory capital and ratios of the Company, U.S. Trust, U.S. Trust NY, U.S. Trust NA, and Schwab Bank are as follows:

	2003		2002	
December 31,	Amount	Ratio[1]	Amount	Ratio[1]
Tier 1 Capital:				
Company	$3,569	20.3%	$3,477	22.5%
U.S. Trust	$ 653	15.4%	$ 600	16.5%
U.S. Trust NY	$ 357	10.4%	$ 360	12.1%
U.S. Trust NA[2]	$ 252	33.7%	$ 220	36.0%
Schwab Bank[3]	$ 277	35.1%	-	-
Total Capital:				
Company	$3,598	20.4%	$3,505	22.7%
U.S. Trust	$ 679	16.0%	$ 624	17.1%
U.S. Trust NY	$ 380	11.1%	$ 380	12.8%
U.S. Trust NA[2]	$ 255	34.1%	$ 223	36.5%
Schwab Bank[3]	$ 278	35.2%	-	-
Leverage:				
Company	$3,569	8.2%	$3,477	9.2%
U.S. Trust	$ 653	8.5%	$ 600	9.2%
U.S. Trust NY	$ 357	5.5%	$ 360	6.8%
U.S. Trust NA[2]	$ 252	18.5%	$ 220	15.2%
Schwab Bank[3]	$ 277	13.4%	-	-

1 Minimum tier 1 capital, total capital, and tier 1 leverage ratios are 4%, 8%, and 3%–5%, respectively, for bank holding companies and banks. Additionally, Schwab Bank is subject to a minimum tier 1 leverage ratio of 8% for its first three years of operations. Well-capitalized tier 1 capital, total capital, and tier 1 leverage ratios are 6%, 10%, and 5%, respectively. Each of CSC's other depository institution subsidiaries exceed the well-capitalized standards set forth by the banking regulatory authorities.

2 During 2003, U.S. Trust consolidated its regional subsidiary banks located outside of New York and New Jersey into U.S. Trust NA, a single nationally-chartered banking entity. 2002 amounts and ratios have been calculated based on this consolidation.

3 Schwab Bank commenced operations in the second quarter of 2003. Therefore, Schwab Bank regulatory capital and ratios are not presented for 2002.

Based on their respective regulatory capital ratios at December 31, 2003 and 2002, the Company, U.S. Trust, U.S. Trust NY, and U.S. Trust NA are considered well capitalized pursuant to Federal Reserve Board guidelines (the highest category). Additionally, based on its regulatory capital ratios at December 31, 2003, Schwab Bank is also considered well capitalized. There are no conditions or events that management believes have changed the Company's, U.S. Trust's, U.S. Trust NY's, U.S. Trust NA's, or Schwab Bank's well-capitalized status.

In addition, financial holding companies must be well managed and their depository institution subsidiaries must be rated satisfactory or better in meeting the Community Reinvestment Act of 1977 lending requirements. At December 31, 2003, CSC and its depository institution subsidiaries met all of the above requirements.

CSC's depository institution subsidiaries are required, under federal regulations, to maintain reserve balances at the Federal Reserve Bank based on deposit levels. These amounts are included in cash and investments segregated and on deposit for federal or other regulatory purposes. The average balances were $57 million in 2003 and $49 million in 2002.

On May 13, 2003, the Federal Reserve Board and the Superintendent of Banks of the State of New York terminated a cease and desist order issued in 2001 (the 2001 order) against USTC and U.S. Trust NY (collectively, USTC/USTNY) for alleged violations of various reporting and recordkeeping requirements. The 2001 order had required USTC/USTNY to take a number of steps to review and improve its risk management processes and systems with respect to the Bank Secrecy Act and banking and securities laws. The termination of the 2001 order represents the successful completion of USTC/USTNY's remediation efforts under the 2001 order.

In 2003, the Company implemented a value-at-risk (VaR) model to estimate the market risks associated with its inventory portfolios. The Federal Reserve Board requires certain bank holding companies to use VaR in determining their tier 1 capital and total capital ratios. The implementation of VaR had the effect of increasing both the Company's tier 1 capital and total capital ratios by .6% at December 31, 2003.

Schwab and SCM are subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the Rule). Schwab and SCM compute net capital under the alternative method permitted by this Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by the broker-dealer. The minimum dollar requirement for both Schwab and SCM is $1 million. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2003, Schwab's net capital was $1.2 billion (14% of aggregate debit balances), which was $1.1 billion in excess of its minimum required net capital and $797 million in excess of 5% of aggregate debit balances. At December 31, 2003, SCM's net capital was $74 million, which was $73 million in excess of its minimum required net capital.

Schwab and SCM had portions of their cash and investments segregated for the exclusive benefit of clients at December 31, 2003, in accordance with applicable regulations.

Note 24. Commitments and Contingent Liabilities

Operating Leases and Other Commitments: The Company has noncancelable operating leases for office space and equipment. Future minimum rental commitments, including guaranteed residual values (discussed below under Guarantees) and which are net of sublease commitments, under these leases at December 31, 2003 are as follows:

2004	$ 239
2005	188
2006	161
2007	165
2008	136
Thereafter	652
Total	$1,541

Certain leases contain provisions for renewal options, purchase options and rent escalations based on increases in certain costs incurred by the lessor. Rent expense was $300 million in 2003, $312 million in 2002, and $345 million in 2001. At December 31, 2003, the Company had other commitments totaling $4 million, which include committed capital contributions to venture capital funds.

Guarantees: Upon adoption of FIN No. 46 in the first quarter of 2003, the Company consolidated a special purpose trust and recorded a note payable of $235 million, which the Company has guaranteed up to a maximum of $202 million. See note "2 — Significant Accounting Policies — New Accounting Standards" for further discussion of this consolidation.

The Company provides certain indemnifications (i.e., protection against damage or loss) to counterparties in connection with the disposition of certain of its assets. Such indemnifications typically relate to title to the assets transferred, ownership of intellectual property rights (e.g., patents), accuracy of financial statements, compliance with laws and regulations, failure to pay, satisfy or discharge any liability, or to defend claims, as well as errors, omissions, and misrepresentations. These indemnification agreements have various expiration dates and the Company's liability under these agreements is generally limited to certain maximum amounts. At December 31, 2003, the Company's maximum potential liability under these indemnification agreements is limited to approximately $100 million. The Company does not believe that any material loss related to such indemnifications is likely and therefore no liability for these indemnifications has been recognized.

Tabular amounts in millions, except per share and option price amounts

Standby letters of credit (LOCs) are conditional commitments issued by U.S. Trust to guarantee the performance of a client to a third party. For example, LOCs can be used to guarantee performance under lease and other agreements by professional business corporations and for other purposes. The credit risk involved in issuing LOCs is essentially the same as that involved in extending loans. LOCs are generally partially or fully collateralized by cash, marketable equity securities, marketable debt securities (including corporate and U.S. Treasury debt securities), and other assets. At December 31, 2003, U.S. Trust had LOCs outstanding totaling $64 million which are short-term in nature and generally expire within one year. At December 31, 2003, the liability recorded for these LOCs is immaterial.

The Company has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. The Company satisfies the margin requirements by arranging LOCs, in favor of the clearing houses, that are guaranteed by multiple banks. At December 31, 2003, the outstanding value of these LOCs totaled $630 million. No funds were drawn under these LOCs at December 31, 2003.

In accordance with FIN No. 45, the Company recognizes, at the inception of a guarantee, a liability for the estimated fair value of the obligation undertaken in issuing the guarantee. The fair values of the obligations relating to LOCs are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The fair values of the obligations relating to other guarantees are estimated based on transactions for similar guarantees or expected present value measures. The Company does not believe that any material loss related to indemnification agreements or LOCs is likely and therefore at December 31, 2003, the liabilities recorded for these guarantees are immaterial.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company has provided residual value guarantees to the lessors in connection with operating leases used to finance two corporate aircraft and a fractional interest in a third airplane. These guarantees mean that if the airplanes are sold to third parties at the expiration of the leases, the Company is responsible for making up any shortfalls between the sales prices and specified amounts. At December 31, 2003, the maximum amounts of residual value guarantees under these leases totaled $15 million expiring in 2004 and $19 million expiring in 2007. The Company believes that proceeds from the sales of these airplanes would be sufficient to cover the residual value guarantees and therefore no liabilities for these guarantees have been recognized.

Legal Contingencies: Between November 2003 and January 2004, five purported class action lawsuits were filed against CSC, USTC, U.S. Trust NY, Schwab, and the Excelsior Funds in connection with alleged market-timing in the Excelsior Funds. The lawsuits seek an unspecified amount of monetary damages on behalf of a putative class of individuals who bought, sold, or held shares in the Excelsior Funds between 1998 and 2003. The lawsuits allege that the defendants breached their fiduciary duties and violated various federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Company Act of 1940, by permitting market-timing in the Excelsior Funds and by failing to disclose such timing in the fund prospectuses. Three of the lawsuits are pending in federal courts in the Southern District of New York and two of the lawsuits are pending in different federal courts in California.

In November 2003, the Charles Schwab Trust Company (CSTC) was named in two lawsuits filed in U.S. District Court in the Northern District of Colorado as a result of its role as directed trustee of the retirement plans for employees of the Janus Capital Group (Janus). The lawsuits, which also name Janus and several of its officers and directors, are brought on behalf of a putative class of Janus employees. The lawsuits allege that CSTC knew or should have known that there was market-timing and/or late trading in the Janus mutual funds and breached its duties as trustee under the Employee Retirement Income Security Act by permitting Janus employees to invest in Janus mutual funds or Janus common stock in their retirement plans. The lawsuits seek an unspecified amount of compensatory damages in the amount of the losses suffered by the retirement plans to be allocated among the participants' individual accounts. CSTC has a contract with Janus that requires Janus to indemnify CSTC for any expenses associated with the litigation. The defendants intend to vigorously defend against the lawsuits.

In 2001, three purported class action complaints and a number of related individual cases were filed against U.S. Trust NY and other defendants. In some of these cases, U.S. Trust NA was also named as a defendant. With the exception of a small number of individual cases pending in state court in Montana, the cases were all consolidated in a single proceeding pending in California state court in Los Angeles. The plaintiffs in all of these cases are former personal injury plaintiffs (Payees) who are entitled to future payments under "structured settlement" agreements. The settlement payments are obligations of Stanwich Financial Services Corp. (Stanwich), as Trustor of certain trusts, and Stanwich defaulted on certain of those obligations. U.S. Trust NA served as Trustee of the trusts from approximately December 1992 to March 1994, and U.S. Trust NY served as Trustee from approximately September 1998 until approximately April 2001. At some time during the period from March 1994 to September 1998, while an unrelated trust company was the Trustee of the trusts, the U.S. Treasury securities held by the trusts were pledged as collateral for a loan or loans and then lost through foreclosure. In the complaints, the plaintiffs alleged that, as Trustee during their respective tenures, U.S. Trust NY and U.S. Trust NA owed certain duties to the Payees, and breached those duties in various ways. The plaintiffs in these cases sought unspecified compensatory damages, punitive damages and other relief. In October 2003, U.S. Trust NY and U.S. Trust NA reached a settlement with the plaintiffs. Under the terms of this settlement, plaintiffs released U.S. Trust NY and U.S. Trust NA of all liability in exchange for a payment which, other than an immaterial deductible, was fully funded by U.S. Trust's insurance carrier. See note "29 — Subsequent Events" for further discussion on this case.

U.S. Trust Company of Texas, N.A. (US Trust Texas) was indenture trustee for various offerings of approximately $130 million in municipal bonds that were used to finance the development of healthcare facilities by the Heritage entities (the Heritage Bonds), which subsequently went into default. Between October 2001 and March 2003, a total of four individual and five class action lawsuits have been filed against US Trust Texas and other defendants, including, in some instances, USTC. The class actions and two of the individual actions have been consolidated in the United States District Court for the Central District of California. One individual action is pending in California state court and one individual action is pending in Texas state court. In each of these actions, plaintiffs seek to hold the defendants liable for losses that the plaintiffs sustained in connection with the defaults of the Heritage Bond Offerings.

Although USTC sold its Corporate Trust business in 2001, under the sale agreement, USTC retains responsibility for certain litigation, including these cases. In the complaints, the plaintiffs allege that, as indenture trustee, US Trust Texas breached certain duties owed to the plaintiffs. In the consolidated class action, the plaintiffs and putative class seek an unspecified amount of compensatory damages, punitive damages, and other relief. In one of the federal individual actions (Betker Action), plaintiffs seek unspecified compensatory damages, punitive damages, and other relief. In the other federal individual action (Heartland Action), the representative plaintiff seeks compensatory damages of approximately $5 million, punitive damages, and other relief. In the California state court action (Talley Action), plaintiff seeks unspecified compensatory damages, punitive damages, and other relief. In the Texas state court action (Dye Action), plaintiffs seek compensatory damages in excess of $20 million, punitive damages, and other relief. US Trust Texas and USTC have answered the complaints and brought cross-claims against certain third parties whose actions they believe caused or contributed to the default of the bonds. US Trust Texas and USTC intend to defend the cases vigorously.

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of the matters described above and the various other lawsuits, arbitration proceedings, and claims pending against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of these existing claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Tabular amounts in millions, except per share and option price amounts

Note 25. Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk

Securities lending: Through Schwab, the Company loans client securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned, and by requiring additional cash as collateral when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending: Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. These clients have agreed to allow Schwab to pledge those securities in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a market value of $12.0 billion and $9.4 billion at December 31, 2003 and 2002, respectively. The market value of Schwab's client securities pledged to fulfill the short sales of its clients was $1.1 billion and $824 million at December 31, 2003 and 2002, respectively, and the market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $2.3 billion and $1.3 billion at December 31, 2003 and 2002, respectively. The market value of Schwab's client securities pledged to fulfill Schwab's and SCM's proprietary short sales was $35 million and $12 million at December 31, 2003 and 2002, respectively. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $229 million and $57 million at December 31, 2003 and 2002, respectively. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The market value of these pledged securities was $2 million and $3 million at December 31, 2003 and 2002, respectively. The Company may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The market value of these pledged securities to the OCC was $424 million at December 31, 2003.

In the normal course of its margin lending activities, Schwab may be liable for the margin requirement of client margin securities transactions. As clients write options or sell securities short, the Company may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, the Company monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary.

Financial instruments held for trading purposes: In its capacity as market maker, SCM maintains inventories in Nasdaq and other securities on both a long and short basis. While long inventory positions represent SCM's ownership of securities, short inventory positions represent SCM's obligations to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to SCM as market values of securities fluctuate. The Company maintains inventories on both a long and short basis in exchange-listed securities relating to its proprietary equity trading operations. Additionally, the Company maintains inventories in securities on a long and short basis relating to its fixed income operations. The Company could incur losses or gains as a result of changes in the market value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by the Company.

The Company may enter into exchange-traded futures and options contracts to mitigate market risk on its inventory positions. There were no open futures or options contracts at December 31, 2003. The notional amounts and fair values of futures and options contracts are shown in the following table:

December 31,	2003	2002
Exchange-traded Contracts:		
Net Short Futures[1]:		
Notional Amount	-	$63
Fair Value	-	$61
Long Put Options:		
Notional Amount	-	$ 4
Fair Value[2]	-	-

1 Notional amount represents original contract price of the futures. Fair value represents the index price. The difference between the notional and fair value amounts are settled daily in accordance with futures market requirements.

2 Amount was less than $1 million at December 31, 2002.

Resale and repurchase agreements: Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2003 and 2002, the market value of collateral received in connection with resale agreements that is available to be repledged or sold was $17.2 billion and $16.5 billion, respectively. U.S. Trust enters into repurchase agreements where it sells its fixed income securities with an agreement to repurchase the securities at a future specified date.

At December 31, 2003 and 2002, financial instruments in the amount of $1.3 billion and $674 million, respectively, were pledged to secure public deposits, to qualify for fiduciary powers and for other purposes or as collateral for borrowings. Included in the above amounts at December 31, 2003 and 2002, the fair value of collateral pledged under repurchase agreements that is available to be repledged or sold by the counterparties is $131 million and $334 million, respectively.

Concentration risk: The Company's most significant concentration of risk is its exposure to securities issued by the U.S. Government and its agencies (U.S. Government). The Company's direct market risk exposure, primarily from investments in securities available for sale, amounted to $1.6 billion at December 31, 2003. The Company maintains indirect exposure to U.S. Government securities held as collateral to secure its resale agreements. The Company's primary credit exposure on these resale transactions is with its counterparty. The Company would have exposure to the U.S. Government securities only in the event of the counterparty's default on the resale agreements. Securities issued by the U.S. Government held as collateral for resale agreements at December 31, 2003 totaled $17.2 billion.

Commitments to extend credit and LOCs: In the normal course of business, U.S. Trust and Schwab Bank enter into various transactions involving off-balance sheet financial instruments to meet the needs of its clients and to reduce its own exposure to interest rate risk. The credit risk associated with these instruments varies depending on the creditworthiness of the client and the value of any collateral held. Collateral requirements vary by type of instrument. The contractual amounts of these instruments represent the amounts at risk should the contract be fully drawn upon, the client default, and the value of any existing collateral become worthless.

Credit-related financial instruments include firm commitments to extend credit (firm commitments) and LOCs. Firm commitments are legally binding agreements to lend to a client that generally have fixed expiration dates or other termination clauses, may require payment of a fee and are not secured by collateral until funds are advanced. Collateral held includes marketable securities, real estate mortgages or other assets. The majority of U.S. Trust and Schwab Bank's firm commitments are related to mortgage lending to banking clients. Firm commitments totaled $1.6 billion and $622 million at December 31, 2003 and 2002, respectively. LOCs outstanding at December 31, 2003 and 2002 amounted to $64 million and $71 million, respectively.

Interest rate swaps: As part of its consolidated asset and liability management process, the Company utilizes Swaps to manage interest rate risk. The market values of Swaps can vary depending on movements in interest rates. The amounts at risk upon default are generally limited to the unrealized market value gains of the Swaps, if any. The risk of default depends on the creditworthiness of the counterparty. The Company evaluates the creditworthiness of its counterparties as part of its normal credit review procedures.

U.S. Trust uses Swaps to hedge the interest rate risk associated with its variable rate deposits from banking clients. The Swaps are structured for U.S. Trust to receive a variable rate of interest and pay a fixed rate of interest. Information on these Swaps is summarized in the following table:

December 31,	2003	2002
Notional principal amount	$705	$790
Weighted-average variable interest rate	1.17%	1.57%
Weighted-average fixed interest rate	6.41%	6.38%
Weighted-average maturity (in years)	1.0	1.8

Tabular amounts in millions, except per share and option price amounts

These Swaps have been designated as cash flow hedges under SFAS No. 133 and are recorded on the Company's consolidated balance sheet, with changes in their fair values primarily recorded in other comprehensive income (loss), a component of stockholders' equity. At December 31, 2003 and 2002, U.S. Trust recorded a derivative liability of $33 million and $64 million, respectively, for these Swaps. Based on current interest rate assumptions and assuming no additional Swap agreements are entered into, U.S. Trust expects to reclassify approximately $26 million, or $15 million after tax, from other comprehensive loss to interest expense over the next twelve months.

CSC uses Swaps to effectively convert the interest rate characteristics of a portion of its Medium-Term Notes from fixed to variable. These Swaps are structured for CSC to receive a fixed rate of interest and pay a variable rate of interest based on the three-month LIBOR rate. The variable interest rates reset every three months. Information on these Swaps is summarized in the following table:

December 31,	2003	2002
Notional principal amount	$293	$293
Weighted-average variable interest rate	3.62%	3.87%
Weighted-average fixed interest rate	7.57%	7.57%
Weighted-average maturity (in years)	5.3	6.3

These Swaps have been designated as fair value hedges under SFAS No. 133, and are recorded on the Company's consolidated balance sheet. Changes in fair value of the Swaps are completely offset by changes in fair value of the hedged Medium-Term Notes. Therefore, there is no effect on net income. At December 31, 2003 and 2002, CSC recorded a derivative asset of $19 million and $26 million, respectively, for these Swaps. Concurrently, the carrying value of the Medium-Term Notes was increased by $19 million and $26 million at December 31, 2003 and 2002, respectively.

Note 26. Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at estimated fair value or amounts that approximate fair value. The carrying amounts (as recorded on the Company's consolidated balance sheet) and estimated fair values of the Company's financial instruments are as follows:

	2003		2002	
December 31,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 2,832	$ 2,832	$ 3,114	$ 3,114
Cash and investments segregated	21,343	21,343	21,005	21,005
Securities owned	4,023	4,023	1,716	1,716
Receivables from brokers, dealers and clearing organizations	556	556	222	222
Receivables from brokerage clients — net	8,581	8,581	6,845	6,845
Loans to banking clients — net	5,736	5,640	4,555	4,651
Loans held for sale	29	29	-	-
Swaps	19	19	26	26
Total	$43,119	$43,023	$37,483	$37,579
Financial Liabilities:				
Deposits from banking clients	$ 8,308	$ 8,308	$ 5,231	$ 5,231
Drafts payable	154	154	134	134
Payables to brokers, dealers and clearing organizations	2,661	2,661	1,476	1,476
Payables to brokerage clients	27,184	27,184	26,401	26,401
Accrued expenses and other liabilities, excluding interest rate swap agreements	1,297	1,297	1,238	1,238
Swaps	33	33	64	64
Short-term borrowings	996	996	508	508
Long-term debt	772	820	642	674
Total	$41,405	$41,453	$35,694	$35,726

Cash and cash equivalents, cash and investments segregated, receivables, deposits from banking clients, payables, accrued expenses and other liabilities, and short-term borrowings are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value.

Securities owned are recorded at estimated fair value. Such fair values are estimated using quoted market prices, where available, or third-party pricing services.

Loans to banking clients: The fair value of the Company's loans are estimated using discounted contractual cash flows adjusted for current prepayment estimates. The discount rates used are based on the interest rates charged to current clients for comparable loans.

Loans held for sale: The fair value of the Company's loans held for sale are estimated using the quoted market prices for securities backed by similar types of loans.

Swaps: The fair value of the Company's Swaps are estimated by obtaining quotes from dealers and third-party pricing services.

Long-term debt: A portion of the Company's long-term debt has been adjusted for changes in the fair value of Swaps. See note "25 — Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk or Market Risk." The fair value of the Company's long-term debt is estimated using third-party pricing services and discounted cash flow analyses utilizing discount rates currently available for similar instruments.

Off-balance sheet financial instruments: In the normal course of business, the Company is a party to certain off-balance sheet financial instruments, primarily consisting of firm commitments and LOCs, which represent obligations of the Company. As of December 31, 2003, the majority of these commitments mature within one year. The fair value of firm commitments and LOCs are estimated based on fees charged to enter into similar agreements, considering the creditworthiness of the counterparties. The Company has reviewed the unfunded portion of its firm commitments as well as its LOCs and determined that the fair values of these instruments were immaterial at December 31, 2003 and 2002.

Note 27. Segment Information

Segments are defined as components of a company in which separate financial information is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company structures its segments according to its various types of clients and the services provided to those clients. These segments have been aggregated, based on similarities in economic characteristics, types of clients, services provided, distribution channels, and regulatory environment, into four reportable segments — Individual Investor, Institutional Investor, Capital Markets, and U.S. Trust. The Individual Investor segment includes the Company's retail brokerage and banking operations. The Institutional Investor segment provides custodial, trading, and support services to independent investment advisors, serves company 401(k) plan sponsors and third-party administrators, and supports company stock option plans. (The Company's mutual fund services are considered a product and not a segment. Mutual fund service fees are included in the Individual Investor, Institutional Investor, and U.S. Trust segments.) The Capital Markets segment provides trade execution services in Nasdaq, exchange-listed, and other securities primarily to broker-dealers, including Schwab, and institutional clients. The U.S. Trust segment provides investment, wealth management, custody, fiduciary, and private banking services to individual and institutional clients.

The accounting policies of the segments are the same as those described in note "2 — Significant Accounting Policies." Financial information for the Company's reportable segments is presented in the following table. The Company periodically reallocates certain revenues and expenses among the segments to align them with the changes in the Company's organizational structure. Previously-reported segment information has been revised to reflect changes during the year in the Company's internal organization. The Company evaluates the performance of its segments based on adjusted operating income before taxes (a non-GAAP income measure), which excludes extraordinary items, non-operating revenues, restructuring and other charges, impairment charges, acquisition- and merger-related charges, and discontinued operations. Segment assets are not disclosed because they are not used for evaluating segment performance and deciding how to allocate resources to segments. However, capital expenditures are used in evaluating segment performance and are therefore disclosed. Intersegment revenues, defined as revenues from transactions with other segments within the Company, are not material and are therefore not disclosed. Except for the U.S. Trust segment, for which expenses are directly incurred, technology, corporate, and general administrative expenses are allocated to the remaining segments generally in proportion to either their respective revenues or average full-time equivalent employees. Total revenues, net interest revenue (i.e., interest revenue, net of interest expense), income from continuing operations before taxes on income and extraordinary gain, and net income are equal to the Company's consolidated amounts as

Tabular amounts in millions, except per share and option price amounts

reported in the consolidated financial statements. Capital expenditures are reported gross, as opposed to net of proceeds from the sale of fixed assets.

Year ended December 31,	2003	2002	2001
Revenues			
Individual Investor	$2,329	$2,345	$2,447
Institutional Investor	820	835	822
Capital Markets	293	260	343
U.S. Trust	628	651	654
Operating revenues	4,070	4,091	4,266
Non-operating revenue[1]	17	-	26
Total	$4,087	$4,091	$4,292
Net interest revenue			
Individual Investor	$ 438	$ 507	$ 573
Institutional Investor	84	107	134
Capital Markets	21	14	27
U.S. Trust	186	196	177
Total	$ 729	$ 824	$ 911
Adjusted operating income before taxes			
Individual Investor	$ 436	$ 309	$ 304
Institutional Investor	246	216	235
Capital Markets	-	7	21
U.S. Trust[2]	97	117	112
Adjusted operating income before taxes	779	649	672
Excluded items[3]	(69)	(422)	(495)
Income from continuing operations before taxes on income and extraordinary gain	710	227	177
Taxes on income	(238)	(92)	(71)
Loss from discontinued operations, net of tax	-	(38)	(28)
Extraordinary gain on sale of corporate trust business, net of tax	-	12	121
Net Income	$ 472	$ 109	$ 199
Capital expenditures			
Individual Investor	$ 97	$ 104	$ 203
Institutional Investor	31	30	51
Capital Markets	11	12	25
U.S. Trust	15	17	36
Total	$ 154	$ 163	$ 315

Year ended December 31,	2003	2002	2001
Depreciation and amortization[4]			
Individual Investor	$ 188	$ 215	$ 281
Institutional Investor	54	57	52
Capital Markets	20	22	28
U.S. Trust	22	23	33
Total	$ 284	$ 317	$ 394

1 Primarily consists of pre-tax gains recorded on sales of investments.
2 Excludes an extraordinary pre-tax gain of $22 million in 2002 and $221 million in 2001 relating to the sale of USTC's Corporate Trust business.
3 In 2003, includes restructuring charges of $81 million (see note "3 – Restructuring and Other Charges"), an impairment charge of $5 million (see note "4 – Impairment Charges"), and a pre-tax gain recorded on the sale of an investment of $17 million. In 2002, includes restructuring charges of $358 million (see note "3 – Restructuring and Other Charges") and impairment charges of $37 million (see note "4 – Impairment Charges"). In 2001, includes restructuring and other charges of $402 million (see note "3 – Restructuring and Other Charges") and a pre-tax gain recorded on the sale of an investment of $26 million. In 2002 and 2001, also includes acquisition- and merger-related charges of $27 million and $119 million, respectively.
4 For 2001, includes goodwill amortization, which ceased on January 1, 2002 upon the adoption of SFAS No. 142.

Fees received from Schwab's proprietary mutual funds represented approximately 20% of the Company's consolidated revenues in both 2003 and 2002, and 18% in 2001. Except for Schwab's proprietary mutual funds, which are considered a single client for purposes of this computation, no single client accounted for more than 10% of the Company's consolidated revenues in 2003, 2002 and 2001. Substantially all of the Company's revenues and assets are attributed to or located in the U.S. The percentage of Schwab's total client accounts located in California was approximately 27% at each of December 31, 2003, 2002, and 2001.

Note 28. Supplemental Cash Flow Information

Year ended December 31,	2003	2002	2001
Income taxes paid	$255	$ 91	$218
Interest paid:			
Deposits from banking clients	$ 91	$ 86	$128
Brokerage client cash balances	77	166	689
Long-term debt	37	55	56
Short-term borrowings	16	24	25
Other	19	6	25
Total interest paid	$240	$337	$923
Non-cash investing and financing activities:			
Consolidation of special purpose trust:[1]			
Building and land	$229	-	-
Note payable and other liabilities	$228	-	-
Common stock and options issued for purchases of businesses	$ 4	$ 4	$ 71

1 Upon adoption of FIN No. 46 in the first quarter 2003, the Company consolidated a special purpose trust. See note "2 – Significant Accounting Policies – New Accounting Standards."

Note 29. Subsequent Events

The Company's acquisition of SoundView closed on January 15, 2004, with total cash paid of approximately $340 million.

The court gave final approval to the settlement of the Stanwich case on January 29, 2004.

Management's Report

To Our Stockholders: Management of the Company is responsible for the preparation, integrity and objectivity of the consolidated financial statements, and the other financial information presented in this annual report. To meet these responsibilities we maintain a system of internal control that is designed to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of Company and client assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. The system is augmented by careful selection of our managers, by organizational arrangements that provide an appropriate division of responsibility, and by communications programs aimed at assuring that employees adhere to the highest standards of personal and professional integrity. The Company's internal audit function monitors and reports on the adequacy of and compliance with our internal controls, policies, and procedures. Although no cost-effective internal control system will preclude all errors and irregularities, we believe the Company's system of internal control is adequate to accomplish the objectives set forth above.

Management of the Company is also responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to help ensure that information we disclose to the public is recorded, processed, summarized and reported within required time specifications and to enable management to make timely decisions regarding required disclosures. To meet these responsibilities, management of the Company has designed such disclosure controls and procedures to help ensure that material information relating to the Company is evaluated and, where appropriate, communicated to management, particularly during the period in which a public report is being prepared. Additionally, management of the Company has evaluated, on a quarterly basis, the effectiveness of the Company's disclosure controls and procedures. Although no cost-effective disclosure controls and procedures system will preclude all errors and irregularities, we believe the Company's system of disclosure controls and procedures is adequate to accomplish the objectives set forth above.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include some amounts that are based on estimates and our best judgments. The financial statements have been audited by the independent accounting firm of Deloitte & Touche LLP, who were given unrestricted access to all the Company's financial records and related data. We believe that all representations made to Deloitte & Touche LLP during their audit were valid and appropriate.

The Board of Directors through its Audit Committee, which is comprised entirely of nonmanagement directors, has an oversight role in the area of financial reporting and internal control. The Audit Committee periodically meets with Deloitte & Touche LLP, as well as our internal auditors, and Company management to discuss accounting, auditing, internal controls over financial reporting, and other matters.

David S. Pottruck
Chief Executive Officer
February 23, 2004

Christopher V. Dodds
Executive Vice President and Chief Financial Officer
February 23, 2004

Independent Auditors' Report

To the Stockholders and Board of Directors of The Charles Schwab Corporation: We have audited the accompanying consolidated balance sheets of The Charles Schwab Corporation and subsidiaries (the Company) as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Charles Schwab Corporation and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 — Goodwill and Other Intangible Assets effective January 1, 2002.

Deloitte & Touche LLP

Deloitte & Touche LLP
San Francisco, California
February 23, 2004

Quarterly Financial Information (Unaudited)

In millions, except per share data and ratios

		Revenues[1]	Expenses Excluding Interest[1]	Net Income (Loss)	Weighted-Average Common Shares — Diluted	Basic Earnings (Loss) Per Share[2]	Diluted Earnings (Loss) Per Share[2]	Dividends Declared Per Common Share[3]	Range of Common Stock Price Per Share	Range of Price/ Earnings Ratio[4]
2003 by Quarter										
Fourth		$1,118	$ 884	$148	1,371	$ .11	$ .11	$.014	$13.98–10.90	40– 31
Third	dividend increase	1,051	854	127	1,366	.09	.09	.014	12.73–10.01	75– 59
Second		1,018	836	126	1,360	.10	.09	.011	11.64– 7.20	146– 90
First		900	803	71	1,357	.05	.05	.011	12.46– 6.25	208–104
2002 by Quarter										
Fourth		$ 986	$1,055	$(79)	1,340	$(.06)	$(.06)	$.011	$12.00– 7.22	150– 90
Third		1,020	1,021	(4)	1,358	.00	.00	.011	11.89– 7.51	91– 58
Second		1,037	876	98	1,385	.07	.07	.011	13.19– 9.60	94– 69
First		1,048	912	94	1,389	.07	.07	.011	19.00–12.25	136– 88
2001 by Quarter										
Fourth		$1,047	$1,067	$(13)	1,362	$(.01)	$(.01)	$.011	$16.30–10.38	116– 74
Third		1,005	978	13	1,395	.01	.01	.011	16.18– 8.13	65– 33
Second		1,057	1,059	102	1,405	.07	.07	.011	23.18–13.14	68– 39
First		1,183	1,011	97	1,410	.07	.07	.011	33.00–14.50	92– 40
2000 by Quarter										
Fourth		$1,318	$1,084	$139	1,414	$ .10	$ .10	$.011	$35.88–25.69	70– 50
Third	dividend increase	1,304	1,055	142	1,415	.10	.10	.011	40.50–30.00	74– 55
Second	stock split	1,382	1,117	137	1,407	.10	.09	.009	40.58–24.00	72– 43
First		1,691	1,177	300	1,390	.23	.22	.009	44.75–22.46	76– 38
1999 by Quarter										
Fourth		$1,250	$ 933	$190	1,374	$ .15	$ .14	$.009	$31.17–17.96	64– 37
Third	stock split	999	759	144	1,376	.11	.11	.009	37.67–21.33	84– 47
Second		1,096	810	171	1,377	.13	.12	.009	51.67–26.67	123– 64
First		1,060	790	161	1,366	.12	.12	.009	32.67–16.96	88– 46
1998 by Quarter										
Fourth	dividend increase / stock split	$ 889	$ 684	$122	1,349	$ .10	$ .10	$.009	$22.83– 7.03	74– 23
Third		803	613	114	1,339	.08	.08	.009	10.22– 6.17	38– 23
Second		728	578	91	1,338	.08	.07	.009	8.89– 6.58	36– 26
First		691	553	83	1,345	.06	.06	.009	9.32– 7.58	39– 32

1 1998 through 2002 have been adjusted to summarize the impact of The Charles Schwab Corporation's sale of its U.K. brokerage subsidiary, Charles Schwab Europe, in loss from discontinued operations.

2 Both basic and diluted earnings per share include loss from discontinued operations for all periods presented. The first quarter of 2002 and second quarter of 2001 include an after-tax extraordinary gain of $12 million and $121 million, respectively, or $.01 and $.08 per share, respectively.

3 Dividends declared per common share do not include dividends declared by USTC prior to the completion of the merger in 2000.

4 Price/earnings ratio is computed by dividing the high and low market prices by diluted earnings per share for the 12-month period ended on the last day of the quarter presented.

The Company's Stock Split History

Date split distributed	Split ratio	Number of shares after split[a]	Date split distributed	Split ratio	Number of shares after split[a]
December 2, 1991	3 for 2	150	September 15, 1997	3 for 2	1,011
June 1, 1993	3 for 2	225	December 11, 1998	3 for 2	1,516
March 1, 1995	3 for 2	337	July 1, 1999	2 for 1	3,032
September 1, 1995	2 for 1	674	May 30, 2000	3 for 2	4,548

a Assumes initial investment of 100 shares (without dividend reinvestment).

Adjusted Operating Income: A non-GAAP income measure used by management in evaluating the Company's financial performance. Adjusted operating income excludes non-operating revenue, restructuring and other charges, impairment charges, merger- and acquisition-related charges, discontinued operations, and extraordinary items.

Black-Scholes Option Pricing Model: A model developed by Fischer Black and Myron Scholes to calculate the fair value of stock options for publicly traded companies. The model incorporates assumptions related to the volatility of a company's stock price, the level of interest rates, the expected life of an option, and the company's expected dividend yield.

Broker-Dealer: A regulated firm or individual acting either as an agent or a principal in securities transactions on behalf of clients. A broker acts as an intermediary, or agent, in a securities transaction. A dealer acts on its own behalf as principal when it buys and sells securities from its own portfolio and maintains inventories of securities.

Commission: The fee charged by a broker for purchasing or selling securities on behalf of a client.

Derivative: A type of financial instrument or contract, the value of which is derived from the performance of an underlying financial asset, index, or other investment. Examples include interest rate swaps and options.

Electronic Communications Network (ECN): A computerized trading network that matches client's buy and sell limit orders. As ECN prices have become widely available to the market, ECNs have gathered a larger share of Nasdaq and exchange-listed trading volume. ECNs also allow for the trading of stocks after the close of business for traditional exchanges and markets.

GAAP: United States Generally Accepted Accounting Principles.

Independent Investment Advisor: A regulated financial professional who manages investment portfolios and provides professional guidance for investors, charging a management fee for the services rendered.

Institutional Client: An entity whose primary purpose is to invest its own assets or those held by it in trust for others (includes pension funds, investment companies, insurance companies, and banks).

Margin Loan: A loan made by a broker-dealer to a client in a margin account secured by readily marketable securities. A margin account is a brokerage account that permits an investor to purchase securities on credit using securities in the account as collateral.

Market Maker: A dealer in the over-the-counter market who is ready to buy a specific security into, and sell that security from, its own inventory at its own risk.

Mutual Fund Marketplace: Schwab's service that provides clients with the ability to invest in over 3,100 mutual funds, including Mutual Fund OneSource service funds, from a wide variety of fund companies.

Mutual Fund OneSource: Schwab's service that offers clients access to over 1,700 no-load mutual funds from many of America's most prominent fund families. Clients purchasing or selling funds that participate in Mutual Fund OneSource pay no commissions or fees at the time of purchase or sale.

Net Capital: A regulatory measurement of a broker-dealer's financial strength, calculated by reducing its capital (essentially stockholders' equity and subordinated debt) by certain amounts. These reductions are made on an asset-by-asset basis and reflect the Securities and Exchange Commission's assessment of market, credit or operating risks associated with such assets. Net Capital is defined in the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which was adopted to create consistent capital requirements and to ensure liquidity for all registered broker-dealers.

No-Load Fund: A mutual fund operated by an investment company that does not assess a sales charge, transaction fee or commission for purchases or sales of the fund.

Principal: A firm or individual who owns and trades securities for its own account with clients or other broker-dealers. See also Broker-Dealer.

Proprietary Funds: Schwab's mutual funds that are administered and managed by Charles Schwab Investment Management, Inc. (CSIM) (see SchwabFunds), and U.S. Trust-advised Excelsior Funds family of mutual funds.

Revenue Trades: Includes all client trades (both individuals and institutions) that generate either commission revenue or revenue from principal markups (i.e., fixed income).

SchwabFunds: Schwab's proprietary mutual funds that are administered and managed by CSIM. These include money market funds, equity index funds, bond funds, bond and cash equivalents, and asset allocation funds.

Board of Directors and Executive Committee

Board of Directors

Charles R. Schwab
Chairman of the Board
Age 66, Director since 1986

David S. Pottruck
Chief Executive Officer
Age 55, Director since 1994

Nancy H. Bechtle △ □
Chairman, Sugarbowl Corporation;
Former President &
Chief Executive Officer,
San Francisco Symphony.
Age 66, Director since 1992

C. Preston Butcher ○ □
Chairman & Chief Executive Officer,
Legacy Partners, a real estate
development and management firm.
Age 65, Director since 1988

Donald G. Fisher △ □
Chairman of the Board, Gap Inc.,
a nationwide specialty retail clothing chain.
Age 75, Director since 1988

Anthony M. Frank △ □ 1
Chairman Emeritus, Belvedere Capital
Partners, a general partner of an investment
fund specializing in financial institutions.
Age 72, Director since 1993

Frank C. Herringer ○ □
Chairman of the Board,
Transamerica Corporation,
a financial services company.
Age 61, Director since 1996

Stephen T. McLin △ □
Chairman & Chief Executive Officer,
STM Holdings LLC, which offers
merger and acquisition advice.
Age 57, Director since 1988

George P. Shultz ○ □
Professor Emeritus of International
Economics at the Graduate School
of Business at Stanford University
and a Distinguished Fellow
at the Hoover Institution.
Age 83, Director since 1997

Paula A. Sneed ○ □
Senior Vice President,
Global Marketing Resources,
Kraft Foods, Inc., a national
food packaging company.
Age 56, Director since 2002

Roger O. Walther ○ □
Chairman & Chief Executive Officer,
Tusker Corporation, a real estate
and business management company.
Age 68, Director since 1989

Robert N. Wilson ○ □
Former Vice Chairman of the
board of directors of Johnson & Johnson,
a manufacturer of healthcare products.
Age 63, Director since 2003

David B. Yoffie △ □
Max and Doris Starr Professor of
International Business Administration,
Harvard Business School.
Age 49, Director since 2003

△ Audit Committee
○ Compensation Committee
□ Nominating and Corporate Governance Committee
Solid symbol indicates Committee Chair

1 Mr. Frank is retiring from the Board effective as of the annual meeting of stockholders on May 17, 2004, but will serve a three-year term as emeritus director.

Executive Committee

Charles R. Schwab
Chairman of the Board

David S. Pottruck
Chief Executive Officer

William L. Atwell
Executive Vice President &
President, Client Sales and Service
and Schwab Bank

Jody L. Bilney
Executive Vice President &
Chief Marketing Officer

Christopher V. Dodds
Executive Vice President &
Chief Financial Officer

Lon Gorman
Vice Chairman &
President, Schwab Institutional
and Asset Management

Daniel O. Leemon
Executive Vice President &
Chief Strategy Officer

Dawn G. Lepore
Vice Chairman,
Technology,
Operations, Active Trader,
Business Strategy
and Administration

Mary S. McLeod
Executive Vice President,
Human Resources

Geoffrey J. Penney
Executive Vice President &
Chief Information Officer

Alan J. Weber
Executive Vice President,
Chairman & CEO, U.S. Trust Corporation

The Charles Schwab Corporation

Robert J. Almeida
Executive Vice President,
Internal Audit

Walter W. Bettinger II
Executive Vice President,
Corporate Services

Jeremiah H. Chafkin
Executive Vice President,
Investment Advice

Elizabeth Devin
Executive Vice President,
Advisor & Client Technology

David E. Dibble
Executive Vice President,
Technology Services

Carrie E. Dwyer
Executive Vice President,
General Counsel and
Corporate Secretary

John Ladensack
Executive Vice President,
Fixed Income and
Specialized Products

Larry Leibowitz
Executive Vice President, Equities
and Co-head, Schwab Soundview
Capital Markets

Bryce R. Lensing
Executive Vice President,
Risk & Credit Management

Mark F. Loehr
Executive Vice President, Equities
and Co-head, Schwab Soundview
Capital Markets

Jeffrey Lyons
Executive Vice President,
Asset Management
Products & Services

Deborah D. McWhinney
Executive Vice President,
Schwab Institutional

Randall W. Merk
Executive Vice President &
President, Charles Schwab
Investment Management

Gideon Sasson
Executive Vice President,
Active Trader

Maurisa Sommerfield
Executive Vice President,
Operations

U.S. Trust Corporation

Alan J. Weber
Chairman &
Chief Executive Officer

Bryan D. Allen
Managing Director,
Human Resources

James L. Bailey
Executive Vice President,
Product Management

Barrett Burns
Executive Vice President,
Private Banking

Gerard A. Callaghan
Executive Vice President &
Chief Information Officer

Noland Cheng
Executive Vice President,
Operations

Daina H. Hill
Managing Director &
General Counsel

Linda S. Huber
Executive Vice President &
Chief Financial Officer

Paul K. Napoli
Executive Vice President,
New York Region

Mark Stevens
Chief Executive Officer,
Southeast Region &
Managing Director

Frederick B. Taylor
Chief Investment Officer

Joseph J. Trainor
Managing Director,
Institutional

Craig Walling
President & Chief Executive Officer
U.S. Trust Company, N.A.

Corporate Information

The Charles Schwab Corporation, through its subsidiaries, provided securities brokerage, banking and related financial services for 7.5 million active client accounts with $967 billion in assets at year end 2003. Our clients include individual investors, independent investment advisors, institutions, broker-dealers, and company 401(k) plan sponsors and third-party administrators.

The Charles Schwab Corporation
101 Montgomery Street
San Francisco, CA 94104
(415) 627-7000
NYSE Stock Symbol: SCH

For Customer Service
Via telephone at (800) 435-4000
On the Web at www.schwab.com
In person at 339 domestic Schwab offices, 37 U.S. Trust offices

Schwab Global
Global Client Services
(877) 853-1802
Outside the U.S.
(415) 667-6787
www.schwab-global.com

News Media
Contact Corporate Public Relations at (415) 636-5454, or via email at public.relations@schwab.com or online at www.aboutschwab.com.

Investor Relations
Securities analysts and investors are invited to contact Richard G. Fowler, Senior Vice President, Investor Relations at (415) 636-9869, or via email at investor.relations@schwab.com.

Government Relations
Government and elected officials are invited to contact Geof Gradler, Senior Vice President, Office of Government Affairs
555 12th Street, NW, Suite 740
Washington, D.C. 20004
(202) 638-3752.

Community Investor Services
Community Investor Services (CIS), which includes The Charles Schwab Foundation, facilitates Schwab employees' community volunteerism and giving. Prominent programs include the Employee Matching Gifts Program and *money*MATTERS, a financial literacy program for economically disadvantaged teens through the Boys & Girls Clubs of America. It also funds corporate sponsorships and philanthropic events supporting employee-selected causes. For more information, call the toll-free hotline at (877) 408-5438.

Stock Ownership Services
All stockholders of record are welcome to participate in The Charles Schwab Corporation Dividend Reinvestment and Stock Purchase Plan, managed by Wells Fargo Bank, N.A. For information on the Dividend Reinvestment and Stock Purchase Plan or assistance on stock ownership questions, contact:

Transfer Agent & Registrar
Wells Fargo Bank Minnesota, N.A.
Shareowner Services P.O. Box 64854
St. Paul, MN 55164 (800) 468-9716
or Contact them at
www.wellsfargo.com/shareownerservices

The Charles Schwab Corporation
Assistant Corporate Secretary
(415) 636-3087

Outside Counsel
Howard, Rice, Nemerovski, Canady, Falk & Rabkin, A Professional Corporation, San Francisco, California
www.howardrice.com

Independent Auditors
Deloitte & Touché LLP
50 Fremont Street
San Francisco, CA 94105
(415) 783-4000
www.deloitte.com

Trademarks or Registered Trademarks

Annual Meeting of Stockholders
Monday, May 17, 2004, 2 p.m. Pacific time
Yerba Buena Center for the Arts Theater
701 Mission Street
San Francisco, CA 94103
(415) 978-2700
The meeting also will be offered as a webcast at www.schwabevents.com.

Publications
To obtain the Company's Annual Report, 10-K, 10-Q, Quarterly Earnings Report or other publications without charge, call (415) 636-2787, or send an email to investor.relations@schwab.com, or write to Charles Schwab Investor Relations at 101 Montgomery Street
San Francisco, CA 94104.
These documents can also be viewed via the Company's website at www.aboutschwab.com.

THE CHARLES SCHWAB CORPORATION

101 Montgomery Street
San Francisco
California 94104
415-627-7000
www.schwab.com

MKT10408-16 (3/04)